FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


For the month of January, 2004

Commission File Number 1-12752


                               Glassworks of Chile
                (Translation of registrant's name into English)


                                  Hendaya 60
                                  Las Condes
                                Santiago, Chile
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F /X/         Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00     Firm Name                          90331000-6

                          CRISTALERIAS DE CHILE S.A.


1.01.04.00     Company RUT                        90331000-6




1.00.01.10     Starting date                      1/1/2003




1.00.01.20     Closing date                       9/30/2003




1.00.01.30     Type of Currency                   Chilean Pesos




1.00.01.40     Type of Financial Statements       Consolidated

                                    ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30    Type of Currency:  Thousands of Chilean Pesos
1.00.01.40    Type of Balance: Consolidated

ASSETS                                                            NOTE No.           09-30-03        09-30-02
5.11.00.00  TOTAL CURRENT ASSETS                                                   171,598,638     182,359,025
            5.11.10.10  Cash                                                         1,895,071      35,933,528
            5.11.10.20  Time deposits                           45                   6,923,184       7,214,531
            5.11.10.30  Marketable securities (net)             4                   64,407,136      12,739,452
            5.11.10.40  Debtors from sales (net)                5                   40,569,247      37,585,366
            5.11.10.50  Documents receivable (net)                                   4,583,097       5,389,705
            5.11.10.60  Sundry debtors (net)                                         1,552,182       1,021,454
            5.11.10.70  Doc. & accts receivable related Co.     6                      744,153         463,521
            5.11.10.80  Inventories (net)                                           36,488,666      35,405,869
            5.11.10.90  Recoverable taxes                                            2,681,579         473,437
            5.11.20.10  Prepaid expenses                                             1,388,166       1,079,342
            5.11.20.20  Deferred taxes                          8                    1,432,239       1,650,350
            5.11.20.30  Other current assets                    10                   8,933,918      43,402,470
            5.11.20.40  Leasing contracts (net)                                              0               0
            5.11.20.50  Leasing assets (net)                                                 0               0
5.12.00.00  TOTAL FIXED ASSETS                                                     138,675,566     130,156,094
            5.12.10.00  Land                                    12                  13,116,753      13,484,070
            5.12.20.00  High rises & 2infrastructure            12                  61,375,398      55,910,535
            5.12.30.00  Machinery & equipment                   12                 143,565,630     134,964,006
            5.12.40.00  Other fixed assets                      12                  11,325,067      10,638,079
            5.12.50.00  Positive goodwill from technical        12
                        revaluation of fixed assets                                  6,619,986       8,637,670
            5.12.60.00  Depreciation (minus)                    12                 (97,327,268)    (93,478,266)
5.13.00.00  TOTAL OTHER ASSETS                                                     141,508,268     154,220,307
            5.13.10.10  Investment in related companies         14                 105,659,811     112,855,150
            5.13.10.20  Investment in other companies           15                     827,235       1,319,838
            5.13.10.30  Negative goodwill                       16                   9,607,498      10,370,837
            5.13.10.40  Positive goodwill (minus)                                            0               0
            5.13.10.50  Long-term debtors                                              227,987         205,277
            5.13.10.60  Doc. & accts receivable related Co.                              2,898           1,445
            5.13.10.65  Long-term deferred taxes                                             0               0
            5.13.10.70  Intangibles                             17                  11,814,556      11,747,268
            5.13.10.80  Amortization (minus)                    17                  (1,155,149)       (969,802)
            5.13.10.90  Other                                   18                  14,523,432      18,690,294
            5.13.20.10  Long-term leasing contracts (net)                                    0               0
5.10.00.00  TOTAL ASSETS                                                           451,782,472     466,735,426

                                  LIABILITIES

1.00.01.30    Type of Currency: Thousands of Chilean Pesos
1.00.01.40    Type of Balance: Consolidated

LIABILITIES                                                      NOTE No.            09-30-03        09-30-02
5.21.00.00  TOTAL CURRENT LIABILITIES                                               44,961,116      66,493,915
            5.21.10.10  Short-term oblig. Banks & Fin. Inst.                           150,898       1,117,114
            5.21.10.20  Short-term portion - Long-term
                        oblig. Banks & Financial Institutions   19                   3,872,025      26,076,767
            5.21.10.30  Obligations with the public (notes)                                  0               0
            5.21.20.40  Short-term portion oblig with public    22                   1,141,520       1,573,197
            5.21.10.50  Long-term oblig. due within 1 year                             199,278         174,657
            5.21.10.60  Dividends payable                                              505,634         552,853
            5.21.10.70  Accounts payable                                            12,024,602      13,313,141
            5.21.10.80  Notes payable                                                2,463,212       1,758,273
            5.21.10.90  Sundry creditors                                             1,048,744       2,022,423
            5.21.20.10  Notes & accts payable related Co.                              836,988         775,446
            5.21.20.20  Provisions                              23                   9,664,291      12,761,878
            5.21.20.30  Withholdings                                                 3,078,707       2,485,669
            5.21.20.40  Income tax                                                           0       1,046,016
            5.21.20.50  Unearned income                                              4,919,157       2,836,481
            5.21.20.60  Deferred taxes                                                       0               0
            5.21.20.70  Other current liabilities               20                   5,056,060               0
5.22.00.00  TOTAL LONG-TERM LIABILITIES                                            141,794,267     127,777,544
            5.22.10.00  Oblig with Banks & Financial Inst.      21                  39,280,665      25,935,450
            5.22.20.00  Long-term oblig with public (bonds)     22                  89,813,959      89,740,797
            5.22.30.00  Long-term notes payable                                              0         160,083
            5.22.40.00  Long-term sundry debtors                                       360,523       3,261,714
            5.22.50.00  Long-term notes & accts. payable
                        related companies                                                    0               0
            5.22.60.00  Long-term provisions                    23                   7,623,385       5,444,154
            5.22.70.00  Long-term deferred taxes                8                    4,715,735       3,235,346
            5.22.80.00  Other long-term liabilities                                          0               0
5.23.00.00  MINORITY INTEREST                                   26                  37,647,535      36,694,923
5.24.00.00  TOTAL EQUITY                                                           227,379,554     235,769,044
            5.24.10.00  Paid-in capital                         27                  64,749,257      64,686,393
            5.24.20.00  Reserve capital revaluation             27                     776,991         840,924
            5.24.30.00  Premium in sale of own shares           27                  27,929,574      27,930,030
            5.24.40.00  Other reserves                          27                   8,112,383      11,561,262
            5.24.50.00  Retained earnings (addition of codes
                        5.24.51.00 to 5.24.56.00)                                  125,811,349     130,750,435
                        5.24.51.00 Reserve future dividends                        124,356,319     116,289,293
                        5.24.52.00 Accrued profits                                           0               0
                        5.24.53.00 Accrued losses (minus)                                    0               0
                        5.24.54.00 Profit (loss) for the year   27                   2,415,990      16,447,688
                        5.24.55.00 Prov. dividends (minus)      27                   (960,960)     (1,986,546)
                        5.24.56.00 Accr. deficit dev. period                                 0               0
5.20.00.00  TOTAL LIABILITIES                                                      451,782,472     466,735,426

                               INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30    Type of Currency:  Thousands of Chilean Pesos
1.00.01.40    Type of Balance: Consolidated

INCOME STATEMENT                                                 NOTE No.            09-30-03       09-30-02
         5.31.11.00  OPERATING INCOME                                               27,107,013      30,178,087
                  5.31.11.10  Gross Margin                                          45,539,906      48,169,042
                         5.31.11.11  Sales                                         123,647,646     116,809,410
                         5.31.11.12  Costs (minus)                                 (78,107,740)    (68,640,368)
                  5.31.11.20  Adm. & sales expenses (minus)                        (18,432,893)    (17,990,955)
         5.31.12.00  NON-OPERATING RESULTS                                         (21,364,434)     (4,340,377)
                  5.31.12.10  Interest income                                        2,181,678       1,942,920
                  5.31.12.20  Income investments Rel. Co.      14                    1,551,714         295,218
                  5.31.12.30  Other non-operating income       28                      553,447         859,482
                  5.31.12.40  Loss investments Rel. Co. (-)                         (5,510,961)     (9,719,807)
                  5.31.12.50  Amortization neg.goodwill (-)                           (463,901)       (475,197)
                  5.31.12.60  Interest expenses (minus)                             (5,179,610)     (4,630,550)
                  5.31.12.70  Other non-operat expenses (-)    28                   (1,521,725)     (2,692,423)
                  5.31.12.80  Price level restatement          29                     (705,670)     (1,581,501)
                  5.31.12.90  Exchange differences             30                  (12,269,406)      11,661,481
         5.31.10.00  RESULTS BEFORE INCOME TAX
                     AND EXTRAORDINARY ITEMS                                         5,742,579      25,837,710
         5.31.20.00  INCOME TAX                                8                    (1,589,839)     (5,281,853)
         5.31.30.00  EXTRAORDINARY ITEMS                                                     0               0
         5.31.40.00  PROFIT (LOSS) BEFORE
                     MINORITY INTEREST                                               4,152,740      20,555,857
         5.31.50.00  MINORITY INTEREST                         26                   (1,736,750)     (4,108,169)
5.31.00.00  NET INCOME (LOSS)                                                        2,415,990      16,447,688
5.32.00.00  Amortization of positive goodwill                                                0               0
5.30.00.00  INCOME (LOSS) FOR THE YEAR                                               2,415,990      16,447,688

                          DIRECT CASH FLOW STATEMENT

2.03     CASH FLOW STATEMENT

1.00.01.30    Type of Currency:  Thousands of Chilean Pesos
1.00.01.40    Type of Balance: Consolidated

DIRECT CASH FLOW STATEMENT                                              NOTE No.            09-30-03        09-30-02
      5.41.11.00  NET FLOW FROM OPERATING ACTIVITIES                                        26,444,302      38,097,002
         5.41.11.10  Collection from sales debtors                                         151,561,796     137,803,874
         5.41.11.20  Interests received                                                      2,819,335       8,523,979
         5.41.11.30  Dividends & other distributions funds received                            162,892         191,653
         5.41.11.40  Other income                                       33                   2,751,987       2,388,300
         5.41.11.50  Payments to suppliers & personnel (-)                                (107,971,752)    (93,642,830)
         5.41.11.60  Interest paid (minus)                                                  (5,623,361)     (3,118,260)
         5.41.11.70  Income tax paid (minus)                                                (3,813,455)     (2,319,854)
         5.41.11.80  Other expenses (minus)                             33                  (6,066,363)     (1,509,759)
         5.41.11.90  V.A.T. & other taxes (minus)                                           (7,376,777)    (10,220,101)
      5.41.12.00  CASH FLOW FINANCING ACTIVITIES                                           (11,957,348)      15,579,131
         5.41.12.05  Proceeds from share issue                                                       0               0
         5.41.12.10  Loans received                                                            133,113          71,952
         5.41.12.15  Obligations with the public                                                     0      69,273,018
         5.41.12.20  Secured loans from related companies                                       93,663          88,963
         5.41.12.25  Other loans from related companies                                              0               0
         5.41.12.30  Other financing resources                                                       0               0
         5.41.12.35  Dividends paid (minus)                                                (9,030,801)      (8,306,949)
         5.41.12.40  Capital distributions (minus)                                                   0               0
         5.41.12.45  Repayment of loans (minus)                                            (2,104,400)     (41,107,149)
         5.41.12.50  Payment of obligations with the public (-)                              (212,852)        (211,529)
         5.41.12.55  Repayment of secured loans from rel Co.(-)                               (76,667)        (309,113)
         5.41.12.60  Repayment other loans from related Co.(-)                                       0         (38,619)
         5.41.12.65  Share issue payment (minus)                                                     0               0
         5.41.12.70  Payment of issue publ oblig (minus)                                             0      (3,881,443)
         5.41.12.75  Other financing payments (minus)                   33                    (759,404)              0
      5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                                      (28,602,615)     (3,215,795)
         5.41.13.05  Sale of fixed assets                                                      314,910          94,003
         5.41.13.10  Sale of permanent investments                                                   0           1,398
         5.41.13.15  Sale of other investments                          33                     308,240      11,496,549
         5.41.13.20  Proceeds secured loans to related Comp.                                         0               0
         5.41.13.25  Proceeds other loans to related companies                               1,940,110          45,754
         5.41.13.30  Other investment income                            33                   2,261,336       4,634,901
         5.41.13.35  Incorporation of fixed assets (minus)                                 (23,203,964)    (11,719,876)
         5.41.13.40  Capitalized interests payment (minus)                                           0               0
         5.41.13.45  Permanent Investments (minus)                                          (3,932,925)     (5,004,625)
         5.41.13.50  Investments in financial instruments (minus)                              (69,214)     (1,609,915)
         5.41.13.55  Other loans to related companies (minus)                                        0               0
         5.41.13.60  Other loans to related companies (minus)                                   (8,937)        (28,669)
         5.41.13.65  Other distrib of funds on invest activities (-)    33                  (6,212,171)     (1,125,315)
5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                                             (14,115,661)     50,460,338
5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                                       (2,386,739)        226,153
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                                (16,502,400)     50,686,491
5.42.00.00  CASH & CASH EQUI AT BEGINNING OF PERIOD                                         94,415,355      39,376,324
5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                                      77,912,955      90,062,815

                        INCOME STATEMENT RECONCILIATION

CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30    Type of Currency:  Thousands of Chilean Pesos
1.00.01.40    Type of Balance: Consolidated


CASH FLOW - INCOME STATEMENT RECONCILIATION                             NOTE No.            09-30-03       09-30-02
5.50.10.00 Profit (Loss) for the year                                                        2,415,990      16,447,688
5.50.20.00 Profit (Loss) in sale of assets                                                      78,055          29,101
     5.50.20.10  (Profit) Loss in sale of fixed assets                                          78,055          29,101
     5.50.20.20  Profit in sale of investments (minus)                                               0               0
     5.50.20.30  Loss in sale of investments                                                         0               0
     5.50.20.40  (Profit) Loss in sale of other assets                                               0               0
5.50.30.00 Non-cash losses (gains)                                                          27,433,181      19,526,968
     5.50.30.05  Depreciation for the year                              12                  10,891,513      10,261,009
     5.50.30.10  Amortization of intangibles                                                   937,368       1,410,846
     5.50.30.15  Write-offs and provisions                                                   1,198,846       4,901,189
     5.50.30.20  Accrued earnings from investments in related
                 companies (minus)                                                          (1,551,714)       (295,218)
     5.50.30.25  Accured losses from investments in related Co.                              5,510,961       9,719,807
     5.50.30.30  Negative goodwill amortization                                                463,901         475,197
     5.50.30.35  Positive goodwill amortization (minus)                                              0               0
     5.50.30.40  Price level restatement                                29                     705,670       1,581,502
     5.50.30.45  Net exchange difference                                30                  12,269,406     (11,661,481)
     5.50.30.50  Other non-cash credits to results (minus)                                    (305,063)       (963,032)
     5.50.30.55  Other non-cash debits to results                                           (2,687,707)      4,097,149
5.50.40.00 Changes in Assets affecting cash flow (incr) decreases                          (25,375,503)    (31,615,089)
     5.50.40.10  Debtors from sales                                                        (19,246,173)    (22,803,624)
     5.50.40.20  Inventory                                                                  (5,701,251)     (6,755,732)
     5.50.40.30  Other assets                                                                 (428,079)     (2,055,733)
5.50.50.00 Changes in liabilities affecting cash flow increases (decr)                      20,155,829      29,600,165
     5.50.50.10  Accounts payable related to results for the year                           21,478,762      26,810,368
     5.50.50.20  Interests payable                                                            (901,088)      1,096,130
     5.50.50.30  Income tax payable (net)                                                     (360,022)      2,460,116
     5.50.50.40  Other accounts payable related to non-oper results                             49,180        (316,175)
     5.50.50.50  VAT and other taxes payable (net)                                            (111,003)       (450,274)
5.50.60.00  Profit (Loss) of minority interest                          26                   1,736,750       4,108,169
5.50.00.00  NET OPERATING CASH FLOW                                                         26,444,302      38,097,002

                  01. Registration in the Securities Register


IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The Company is registered in the Securities Register under No. 061 and is supervised by the Securities and Insurance Commission.

The subsidiary S.A. Vina Santa Rita is registered in the Securities Register under number 390 of the S.V.S. (Securities and Insurance Commission).

                        02. Applied Accounting Criteria


APPLIED ACCOUNTING CRITERIA


a) Accounting Period

These financial statements correspond to the period between January 1 and September 30 of 2003 and 2002.


b) Preparation basis of financial statements:

These consolidated financial statements as of September 30, 2003 and 2002 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V.S.; the former prevailing in case of discrepancies.


c) Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2002 fiscal year are presented updated according to non-accounting terms as of September 30, 2003 by 2.9%.


d) Consolidation Basis

The consolidated financial statements include the balances of the following subsidiaries: Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A., Ciecsa S.A. consolidated, S.A. Vina Santa Rita consolidated, and Constructora Apoger S.A. consolidated.

The company Ciecsa consolidated includes the balances of its subsidiary Red Televisiva Megavision S.A. in which it has a 99.99% stake of its net worth and Simetral S.A. in which it has a 81.5% stake of its net worth.

S.A. Vina Santa Rita consolidated includes the balances of its subsidiaries Vina Carmen S.A., with a 99.9% stake in its net worth , and Vina Centenaria S.A., with 99.9% stake.

Constructora Apoger S.A. includes the balances of its subsidiary Inmobiliaria Monte Azul S.A., in which it has a 99% stake.

Intercompany balances and efects of transactions were eliminated in the consolidation and the participation of minority investors has been recognized presented in the balance as minority interest.


e) Adjustment for Currency Devaluation (Price Level Restatement)

Consolidated financial statements have been restated considering the variation in the purchasing power of the currency occurred during the fiscal year 2003, which was 1.2% (1.3% in 2002).


f) Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                       2003            2002
                                       Ch$              Ch$

U.S. Dollar                            660.97           748.73
Pound Sterling                       1,099.23         1,173.19
Swedish Crown                          501.76           506.96
EURO                                   770.81           738.39
Unidad de Fomento                   16,946.03        16,455.03


g) Marketable Securities and Time Deposits

Transactions in short-term fixed income instruments are shown at the return value of the investment, which does not exceed the market value as of September 30, 2003.

Investments in shares are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

Investments carried out by the parent company in Celulosa Arauco bonds are registered on the long term under the item Others, presented at their investment value plus interests accrued at the date of the fiscal year, without adjusting to market value because there is the intention of keeping them until their maturity.


h) Inventory

Inventory of finished products has been valued as of September 30, 2003 and 2002 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.

Inventory of foreign television programs to be exhibited are valued at the purchase cost at the exchange rate in effect at the closing of the fiscal year. Local programs are valued according to the terms of the respective contracts.

Programs inventories at the closing of each fiscal year represent the value of the films and videos contracted and the proportion of repeats that are pending exhibition. The actual cost of the programs is charged to results as they are broadcasted.


i) Bad Debts (Uncollectables)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales and documents receivable. The criterion adopted to estimate them is the age of the balances.


j) Fixed Assets

The property in fixed assets is shown at the purchase cost plus legal and regulatory revaluations accumulated until September 30, 2003 and 2002.


k) Depreciation of Fixed Assets

Depreciation of these goods is calculated on updated values, according to the straight-line depreciation method, considering the estimated useful life of the goods.


l) Assets on Leasing

None.


m) Sales Transactions with Leaseback

None.


n) Intangibles

The corrected purchase value of trademarks of the subsidiary S.A. Vina Santa Rita which includes inscription costs are presented as intangibles. The subsidiary CIECSA consolidated includes chanel 9 TV frequency, which has an amortization period of 40 years, and the amortization method is the one of "Increasing Digits".


o) Investments in Related Companies

Investments in shares and rights in related companies have been valued according to the participation percentage that corresponds to the Company in the equity of its affiliates and subsidiaries (V.P.P.), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission. Investments abroad have been valued according to the provisions of Technical Bulletin No. 64 of the Accountants Association.


p) Goodwill Amortization

Goodwill amortization resulted from comparing the price paid for the investment with the proportional equity value (VPP) that corresponds to the investment in the company's equity.

Amortizations of these values are carried out in a period of twenty years.

As of September 30, 2003 and 2002 there is no positive goodwill.


q) Operations with repurchase and resale agreement

Financial instruments acquired with a resale agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.


r) Obligations with the public

Obligations for bonds issued are shown at their face value plus adjustments and interest accrued at the closing of each fiscal year. The negative goodwill obtained compared to par value is amortized proportionally to payment or redemption of the capital installments of those bonds and the expenses for the placement of long-term bonds.

s) Deferred Taxes and Income Tax

The parent company and its subsidiaries has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and 71 of The Accountants Association and the norms indicated in circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


t) Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


u) Sales

The consolidated companies recognize operating income on an accrued basis according to accounting principles generally accepted in Chile.


v)       Derivative Contracts

The parent company and its subsidiaries Ciecsa S.A. and S.A. Vina Santa Rita maintain Future contracts in foreign currency recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.


w) Computer Software

The parent company and S.A. Vina Santa Rita develop computer software with their own resources and they also acquire computer packages from third parties. Development disbursements are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months by the parent company and in 48 months by the subsidiary S.A. Vina Santa Rita.


x) Research and development expenses

The companies register expenses for this item directly in results as they are generated.


y) Cash flow statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits, fixed rate mutual funds investments and agreements with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Disbursements originating in time deposits and deposits with maturities over 90 days have been classified in the item "Investments in Financial Instruments."

CRISTALERIAS DE CHILE S.A.

NOTE 2 - ACCOUNTING CRITERIA USED - COMPANIES INCLUDED IN THE CONSOLIDATED
REPORT

                                                             Percentage of Shareholding
R.U.T.           Company Name                                   09.30.2003             09.30.2002
                                                      Direct     Indirect     Total       Total

96.721.580-5     Cristalchile Comunicaciones S.A.     99.9980     0.0000     99.9980     99.9980
96.767.580-6     Constructora Apoger S.A.             80.0000     0.0000     80.0000     80.0000
96.608.270-4     Ciecsa S.A.                          98.4458     0.0000     98.4458     98.2737
86.547.900-K     S.A. Vina Santa Rita                 54.0970     0.0000     54.0970     54.0970
96.972.440-5     Cristalchile Inversiones S.A.        99.9900     0.0100    100.0000    100.0000

                            03. Accounting Changes



As of September 30, 2003 and 2002, there have not been any changes in the accounting criteria applied that affect the consolidated financial statements.

                           04. Marketable Securities


As of September 30, 2003, this item is composed by the following investments:

   a) Investments in bonds, Fixed Fate Instruments, mainly corresponding to investments in state bonds and bonds from financial institutions in USA, Germany, Holland; Collateralized Bonds of Private Companies in USA (with accounts receivable guarantee) and USA Mortgage Bonds with state guarantee are included in the amount of Th Ch$ 51,487,181.
   b)     Th Ch$ 4,163,102 in shares.
   c)     Th Ch$ 8,756,853 in fixed rate investment funds in US$.


As of September 30, 2002, Th Ch$ 3,776,725 were included in investments in shares, Th Ch$ 8,903,062 in fixed rate mutual funds in Dollars, Th Ch$ 29,724 in mutual funds in chilean pesos and Th Ch$ 29,941 for accrued interests of long-term bonds.


CRISTALERIAS DE CHILE S.A.
NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION

      Type of Security                      Book Value

                                    09-30-2003       09-30-2002

Shares                               4,163,102        3,776,725
Bonds                               51,487,181           29,941
Shares of mutual funds                       0                0
Shares of investment funds           8,756,853        8,932,786
Public tender notes                          0                0
Mortgage bonds                               0                0

Total Marketable Securities         64,407,136       12,739,452

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                                    Unit      Market
R.U.T.                                       Company Name              Number of   Participation   Market   Investment  Corrected
                                                                         Shares      Percentage     Value     Value        Cost

96.512.200-1                     Bodegas y Vinedos Santa Emiliana S.A. 63,642,856  9.9980          95       6,071,528   4,163,102

Value Investment Portfolio                                                                                  6,071,528   4,163,102
Adjustment Provision                                                                                                            0
Book value, Investment Portfolio                                                                                        4,163,102

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES - FIXED RATE
         INSTRUMENTS

            Type of Security                                Par              Book Value           Market        Reserve
                                                           Value       Amount      Rate %(3)      Value

Financial Institutions bonds (USA, Germany and Holland)  24,044,544   24,044,544        5.90     24,044,544           0
US treasury bonds                                        13,584,553   13,584,553        1.26     13,584,553           0
Mortgage bonds USA, with state guarante                  13,359,571   13,359,571        1.26     13,359,571           0
Call Deposit                                                806,753      806,753        5.85        806,753           0
BBH U.S. Money Market Portfolio                           8,448,613    8,448,613        0.00      8,448,613           0

TOTAL                                                    60,244,034   60,244,034           -     60,244,034           -



Note:

(1) The investements has been made in U.S. Dollars (78.8%) and EUROS (21.2%) these are on custody abroad.
(2)   These investments  can be recovered within 48 hrs. warning.
(3)   Rate of period from 01-01-2003 to 09-30-2003.

                     05. Short-Term and Long-Term Debtors


As of September 30, 2003, there are balances short-term debtors in the amount of Th $46,704,526 (Th $ 43,996,525 in 2002).

As of September 30, 2003, there is a bad debt reserve of Th $ 738,465 in 2003 (Th $699,826 in 2002), presented deducting the balances of Debtors from Sales and Documents receivable.

The balances of Short-term Debtors are shown net of Customer Advance Payments.

In addition, there is a balance of Th $ 227,987 in Long Term Debtors in 2003 (Th $ 205,277 in 2002).

CRISTALERIAS DE CHILE S.A.
NOTE 5 - SHORT AND LONG TERM DEBTORS

                                                            Current Assets
          Item                                                Over 90 days                                         Long Term

                              Up to 90 days           up to 1 year        Subtotal    Total Current (net)
                         09-30-2003  09-30-2002  09-30-2003  09-30-2002              09-30-2003  09-30-2002  09-30-2003  09-30-2002

Debts from Sales         38,383,144  36,204,307   2,690,393   1,896,975  41,073,537  40,569,247  37,585,366           0           0
Estimate of bad debtors           -           -           -           -     504,290           -           -           -           -
Documents receivable      4,697,318   5,516,584     119,954      57,031   4,817,272   4,583,097   5,389,705           0           0
Estimate of bad debtors           -           -           -           -     234,175           -           -           -           -
Misc. Debtors             1,520,222     979,543      31,960      41,911   1,552,182   1,552,182   1,021,454     227,987     205,277
Estimate of bad debtors           -           -           -           -           -           -           -           -           -
                                                                                    Total Long Term Debtors     227,987     205,277

                                      18

              06. Balances and Transactions with related parties



  a) BALANCES RECEIVABLE

Balances receivable in the Short-Term as of September 30, 2003 total Th Ch$ 744,153 (Th Ch$ 463,521 in 2002) and correspond mainly to a loan granted by the subsidiary Ciecsa to Editorial Zig Zag for Th Ch$ 163,532 including interests, with maturity on 06-30-2004 at an annual interest rate of 1% and advertising sold by Red Televisiva Megavision S.A. to Metropolis Intercom for Th Ch$109,576. The balance corresponds to invoicing receivable for Th Ch$ 471,045 (Th Ch$ 177,604 in 2002).

b) BALANCES PAYABLE

Balances payable in the short term totaling Th Ch$ 836,988 at September 30, 2003 (Th Ch$ 775,446 in 2002) mainly correspond to commercial transactions under 90 days for Th Ch $ 336,410 (Th Ch$ 260,351 in 2002) and dividends payable to Majority shareholders for Th Ch$ 500,578 (Th Ch$ 515,095 in 2002).

In 2003 there is a long-term receivable balance corresponding to invoices totaling Ch Th$ 2,898 (Ch Th$ 1,445 in 2002).

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
         DOCUMENTS AND ACCOUNTS RECEIVABLE

R.U.T.                         Company                       Short Term                 Long Term
                                                       09-30-2003   09-30-2002   09-30-2003   09-30-2002
89.150.900-6     Vina Los Vascos S.A.                     144,726      146,578            0            0
0-E              Rayen Cura SAIC                          245,083            0            0            0
83.032.100-4     Serv. Y Consultorias Hendaya S.A.          1,977            0            0            0
90.684.000-6     Editorial Zig-Zag S.A.                   163,532      236,377            0            0
86.881.400-4     Envases CMF S.A.                          50,671        4,913            0            0
90.320.000-6     Cia. Electro Metalurgica S.A.                  0          190            0            0
96.539.380-3     Ediciones Financieras S.A.                     0            0            0            0
79.753.810-8     Claro y Cia.                                 651          140            0            0
96.787.775-1     Metropolis Intercom S.A.                 109,576       49,540            0            0
90.160.000-7     Sudamericana de Vapores S.A.              27,937       25,783            0            0
77658870-9       Marketing  Meter Ltda.                         0            0            0            0
96793770-3       Ediciones Chiloe S.A.                          0            0        2,898        1,445
86963200-7       Forus S.A.                                     0            0            0            0

                 Total                                    744,153      463,521        2,898        1,445

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
         DOCUMENTS AND ACCOUNTS PAYABLE

R.U.T.                         Company                       Short Term                 Long Term
                                                       09-30-2003   09-30-2002   09-30-2003   09-30-2002
90.320.000-6     Cia. Electro Metalurgica S.A.            328,946      338,485            0            0
83.032.100-4     Serv. Y Consultorias Hendaya S.A.        110,773       87,661            0            0
89.150.900-6     Vina Los Vascos S.A.                       8,814       14,323            0            0
79.753.810-8     Claro y Cia.                              61,356       10,044            0            0
96.539.380-3     Ediciones Financieras S.A.                   101        1,853            0            0
86.881.400-4     Envases CMF S.A.                         220,381      215,228            0            0
90.160.000-7     Cia. Sudamericana de Vapores S.A.          9,683        8,754            0            0
96.787.750-6     Metropolis Intercom S.A.                   8,246            0            0            0
86.755.600-1     Inversiones Bayona S.A.                   88,688       91,260            0            0
77.658.870-9     Marketing Meter Ltda.                          0        7,838            0            0

                 Total                                    836,988      775,446            0            0

CRISTALERIAS DE CHILE S.A. NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TRANSACTIONS
             Company                     R.U.T.          Relationship          Description of Transaction
Serv. Y Consultorias Hendaya S.A.    83.032.100-4    Majority shareholder    Services received
                                                     -                       Dividends paid
                                                     -                       Services supplied
                                                     Majority shareholder    Products sold
                                                     -                       Services rendered
Claro y Cia.                         79.753.810-8    With the Chairman       Advice received
                                                     -                       Products sold
Quemchi S.A.                         96.640.360-8    Same Parent             Services rendered
Rayen Cura S.A.I.C.                  0-E             Indirect affiliate      Direct sales
Navarino S.A.                        96.566.900-0    Same Parent             Services supplied
Cia. Sud-Americana de Vapores S.A.   90.160.000-7    Same Parent             Product sold
                                                     -                       Freight services received
                                                     -                       Other sales
Ediciones Financieras  S.A.          96.793.77-3     Indirect affiliate      Services received
                                                     -                       Products sold
                                                     -                       Services purchased
                                                     -                       Advertising
Vina Los Vascos S.A.                 89.150.900-6    Indirect affiliate      Direct sales
                                                     -                       Materials purchased
Inversiones Bayona S.A.              86.755.600-1    Majority shareholder    Dividends paid
Forus S.A.                           86.963.200-7    Affiliate               Advertising hired
                                                     -                       Services purchased
Carmen Luz Sanchez Guzman            5781266-4       Indirect                Raw Material Purchased
Cia. Electro Metalurgica S.A.        90.320.000-6    Majority shareholder    Dividends paid
                                                     -                       Payment Made for own Account
                                                     -                       Product sold
                                                     -                       Materials purchased
Metropolis Intercom S.A.             96.787.750-6    Indirect affiliate      Advertising services
                                                     -                       Other sales
                                                     -                       Products sold
                                                     -                       Advertising hired
Soc Agric. Cullipeumo Ltda.          77489-K         Indirect                Raw Material Purchased
Envases CMF  S.A.                    86.881.400-4    Indirect affiliate      Materials purchased
                                                     -                       Other sales
                                                     -                       Products sold
Editorial Televisa de Chile S.A.     93.585.000-2    Affiliate               Services purchased
Cordillera Comunicaciones Ltda.      78.619.370-2    Affiliate               Transmission rights


CRISTALERIAS DE CHILE S.A. NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

TRANSACTIONS                                    09-30-2003                   09-30-2002
             Company                    Amount    Effect on Result     Amount   Effect on Result
Serv. Y Consultorias Hendaya S.A.         980,575         -980,575      971,887         -971,887
                                          694,870                0      649,275                0
                                           15,709           15,709       14,928           14,928
                                              203               63          172               57
                                           28,888          -28,888       42,733          -42,733
Claro y Cia.                              153,836         -153,836      152,020         -152,020
                                              443              134          610              203
Quemchi S.A.                                8,215            8,215        7,541            7,541
Rayen Cura S.A.I.C.                       435,591          135,177          188                0
Navarino S.A.                               7,586            7,586        7,541            7,541
Cia. Sud-Americana de Vapores S.A.         26,850           10,779       26,334            8,727
                                          223,578          -36,009       43,553          -30,933
                                            3,036                0       27,440           27,440
Ediciones Financieras  S.A.                 3,748           -3,748            0                0
                                            4,073            1,262            0                0
                                              304             -304            0                0
                                           22,309          -22,309            0                0
Vina Los Vascos S.A.                      307,151           79,590      391,165          108,484
                                           29,177                0       16,709                0
Inversiones Bayona S.A.                   723,399                0      584,673                0
Forus S.A.                                184,900          184,900       80,814           80,814
                                                0                0        2,095           -2,095
Carmen Luz Sanchez Guzman                  38,358                0            0                0
Cia. Electro Metalurgica S.A.           2,664,783                0    2,489,931                0
                                              280                0            0                0
                                            1,029              671            0                0
                                            3,585                0        1,808                0
Metropolis Intercom S.A.                   11,420          -11,420       19,387          -19,387
                                           23,778            7,371           45                0
                                            3,478            3,478        5,010            1,667
                                          204,193          204,055      237,321          237,321
Soc Agric. Cullipeumo Ltda.                40,468                0            0                0
Envases CMF  S.A.                         458,899                0      363,933                0
                                              137                0            0                0
                                           55,925           17,334          145               48
Editorial Televisa de Chile S.A.                0                0           35              -35
Cordillera Comunicaciones Ltda.                 0                0      220,149                0

                                07. Inventory


An itemized list of inventory, valued according to note 2 h), is presented on an attached chart.


CRISTALERIAS DE CHILE S.A.
NOTE 7 - INVENTORY (Consolidated)

                                                   2003             2002
                                                  Th Ch$           Th Ch$
Finished Products
* Cristalerias de Chile S.A.                     2,680,271       2,492,461
* S.A. Vina Santa Rita                           5,483,551       6,273,148
Subtotal Finished Products                       8,163,822       8,765,609

Raw Materials and Fuel
* Cristalerias de Chile S.A.                     1,635,413       1,659,258
* S.A. Vina Santa Rita                          21,278,426      18,308,076
Subtotal Raw Materials and Fuel                 22,913,839      19,967,334

Supply Materials and Parts
* Cristalerias de Chile S.A.                     1,041,451       1,149,005
* S.A. Vina Santa Rita                           1,083,428       1,393,424
Subtotal Supply Materials and Parts              2,124,879       2,542,429

Materials in Transit                               361,011         348,294

Red Televisiva Megavision S.A.  (CIECSA S.A.)

* Foreign, taped, for broadcast                  2,477,925       3,664,438
* Domestic programming, to be broadcast            447,190         117,765
Subtotal Red Televisiva Megavision S.A.          2,925,115       3,782,203

Total                                           36,488,666      35,405,869

                     08. Deferred taxes and income taxes


A) DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Amortization periods of deferred taxes have been estimated on average at 1 years for Short-Term Assets, 5 years for Long-Term Assets, and 14.4 years for Long-term Liabilities.


B) INCOME TAX

The parent company and its subsidiary S.A. Vina Santa Rita, made tax provisions of 16.5% of taxable income in 2003 (16% in 2002) subject to the First Category, in addition to a 35% Income Tax under Art. 21, for the 2003 and 2002 fiscal years.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:

                                                   2003            2002
                                                  Th Ch$          Th Ch$

Fiscal year income tax reserve                  (1,274,019)     (4,408,275)
Single tax reserve                                  (8,032)         (7,116)
                                                ----------      ----------
SUB TOTAL                                       (1,282,051)     (4,415,391)


Credits:
Monthly reserve payments                         3,337,843       3,254,028
Training expenditures                               68,535          74,051
Fixed Assets credit                                 32,032           6,131
Donations                                            9,739          35,165
                                                ----------      ----------
CREDIT SUB TOTAL                                 3,448,149       3,369,375


Income Tax                                       2,166,098     (1,046,016)


Income Tax to be Recovered                          14,253         240,469


Other Taxes to be recovered:
VAT Fiscal Credit                                  268,855         232,968
Income tax credit, previous year                   232,373               0

TOTAL TAXES TO BE                                 ________       _________
RECOVERED                                        2,681,579         473,437

C) TAXABLE PROFIT FUND


The parent company registered the following balance of profits to be distributed:

                                               2003 Th Ch$     2002 Th Ch$

Generated as of 12.31.1983:
Profits adjustment                               1,924,782       1,924,782
Generated since 01.01.1984:
Without Credit                                   1,075,346       1,048,220
With 10% First Category Credit                      22,761          82,751
With 15% First category Credit                  86,254,956      95,265,496
With 15% Additional rate Credit                        724             746
With 16% First Category Credit                  16,173,816      15,904,716
With 16.5% First Category Credit                 4,113,428               0
                                               -----------     -----------
SUB-TOTAL TAX PROFITS                          107,641,031     112,301,929
Non-income revenues                              6,845,657       6,850,759
                                                ----------      ----------
TOTAL RETAINED EARNINGS                        114,486,688     119,152,688

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX

DEFERRED TAXES                                                             09-30-2003
                    Item                              Asset Deferred Tax              Liability Deferred Tax
                                                Short term       Long Term        Short Term       Long Term
            Temporary Differences
Reserve non-collectable accounts                      124,823                0                0                0
Prepaid Income                                        836,257                0                0                0
Vacation provision                                    165,363                0                0                0
Intangible Amortization                                     0                0                0                0
Leased assets                                               0                0                0                0
Manufacturing expenses                                      0                0                0                0
Depreciations fixed assets                                  0                0                0        8,473,752
Severance payments                                      1,756          145,219                0                0
Other events                                                0                0                0                0
Packaging reserve                                     193,613                0                0                0
Furnace repair provision                                    0          580,543                0                0
Stock obsolescence provision                           88,876                0                0                0
Spare parts obsolescence provision                     97,303                0                0                0
Lower value sale of bonds                              80,518                0           53,281          780,960
Deferred customs duties                                     0                0                0            1,959
Non realized profits                                  228,159            6,991                0                0
Other provisions                                       20,972                0                0                0
Direct labor                                           21,502                0                0                0
Automobiles Accumulated Depreciation                        0           16,598                0           80,552
Tax losses                                                  0        3,965,797                0                0
Goodwill bonds placement                                    0                0                0                0
Prepaid expenses                                            0                0           36,420                0
Banking reserve                                             0                0                0           41,685
Fixed assets, molds                                         0                0                0          264,005
Commercial brands                                      37,772                0                0                0
Amortization commercial brands                              0                0                0                0
Expenses assetted                                      50,004                0          260,500                0

Supplementary accounts-net of amort.                  164,478        3,288,705                0        3,500,735
Valuation provision                                         0                0
Total                                               1,782,440        1,426,443          350,201        6,142,178

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX

DEFERRED TAXES                                                            09-30-2002
                    Item                            Asset Deferred Tax              Liability Deferred Tax
                                                Short term       Long Term        Short Term       Long Term
            Temporary Differences

Reserve non-collectable accounts                      114,099                0                0                0
Prepaid Income                                        482,202                0                0                0
Vacation provision                                    156,780                0                0                0
Intangible Amortization                                     0                0                0                0
Leased assets                                               0                0                0                0
Manufacturing expenses                                      0                0                0                0
Depreciations fixed assets                                  0                0                0        7,993,430
Severance payments                                      1,745           33,149                0                0
Other events                                                0                0           15,652            1,048
Packaging reserve                                     212,577                0                0                0
Furnace repair provision                              260,577          262,273                0                0
Stock obsolescence provision                           60,652                0                0                0
Spare parts obsolescence provision                     97,404                0                0                0
Lower value sale of bonds                              54,052                0                0                0
Deferred customs duties                                21,369                0                0          157,849
Non realized profits                                  183,698            2,453                0                0
Other provisions                                      160,945          102,934                0                0
Direct labor                                            8,922                0                0                0
Automobiles Accumulated Depreciation                        0           12,489                0                0
Tax losses                                                  0        5,054,789                0                0
Goodwill bonds placement                                    0                0           52,608          215,354
Prepaid expenses                                            0                0           29,522            8,248
Banking reserve                                         9,951                0                0                0
Fixed assets, molds                                         0                0                0          239,565
Commercial brands                                           0                0                0                0
Amortization commercial brands                        285,166                0                0                0
Expenses assetted                                           0                0          197,445                0

Supplementary accounts-net of amort.                  164,562        4,262,534                0        4,174,595
Valuation provision                                         0                0
Total                                               1,945,577        1,205,553          295,227        4,440,899

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX
         INCOME TAX

                                                                                           09/30/2003      09/30/2002
                                                                                              Th Ch$           Th Ch$
Current tax expense (tax provision)                                                          -1,282,051      -4,415,391
Adjustment tax expense (previous year)                                                                0               0
Effects from assets or liabilities, deferred year's tax                                        -410,555      -1,061,497
Tax benefit from tax losses                                                                         461               0
Effect of amortiz. of supplementary accounts for deferred assets and liabilities                102,306               0
Effect on assets or liabilities from deferred tax from changes in assessment provision                0               0
Other charges or credits to the account                                                             139             240
Total                                                                                        -1,589,839      -5,281,853

       09. Short and Long-term Leasing Contracts and Assets for Leasing



As of September 30, 2003, balances are not included under this heading.

                           10. Other current assets



As of September 30, 2003, included under this item are investment in:

     a) Financial instruments with resale agreement for Th Ch$ 8,542,425 valued as expressed by note 2 q).

     b) Deferred expenses for bonds placement for Th Ch$ 363,500.

     c) Th Ch$27,993 for cash reserve.

As of September 30, 2002, there were investments in:

     a) Financial instruments with resale agreement for Th Ch$ 37,952,029 valued as expressed by note 2 q).

     b) Deferred expenses for bonds
        placement for Th Ch$367,919.

     c) Th Ch$ 28,755 for cash reserve.

     d) Balance in favor of Th Ch$ 5,053,767 for Future Contracts in foreign currency.

      11. Information on operations involving purchase agreements, sales agreements, sale with repurchase agreement, and purchase with resale agreement of titles or real estate securities



Information about these transactions is presented in attached charts.

NOTE 11 - INFORMATION ON OPERATIONS WITH PURCHASE COMMITMENT, SALE COMMITMENT, SALE WITH REPURCHASE AGREEMENTS AND PURCHASE WITH RESALE AGREEMENTS OPERATIONS OF TITLES AND REAL ESTATE SECURITIES

SALE OPERATIONS WITH REPURCHASE COMMITMENT (VRC) AND PURCHASE OPERATIONS WITH RESALE COMMITMENT (CRV)

Code                   Dates                            Counterpart                      Original
               Start          End                                                        Currency
CRV          09.30.2003    10.01.2003    Banco BCI Corredores de Bolsa                     Pesos
CRV          09.30.2003    10.01.2003    Banchile                                         Dollars
CRV          07.14.2003    10.03.2003    Banco Santander Santiago                          Pesos
CRV          08.13.2003    10.06.2003    Banco Santander Santiago                          Pesos
CRV          08.13.2003    10.27.2003    Banco Santander Santiago                          Pesos
CRV          09.25.2003    11.10.2003    Banco Santander Santiago                          Pesos
CRV          09.25.2003    11.05.2003    Banco Santander Santiago                          Pesos
CRV          09.25.2003    11.24.2003    Banco Santander Santiago                          Pesos
CRV          07.29.2003    10.24.2003    Scotiabank Sud Americano                         Dollars
CRV          09.25.2003    11.21.2003    Scotiabank Sud Americano                         Dollars
CRV          09.30.2003    10.30.2003    Inversiones Boston Corredores de Bolsa Ltda.     Dollars
CRV          09.30.2003    10.10.2003    Banco de Chile                                    Pesos
CRV          09.29.2003    10.03.2003    Banco de Chile                                    Pesos
CRV          09.30.2003    10.10.2003    Banco de Chile                                    Pesos
CRV          09.29.2003    10.04.2003    Banco de Chile                                    Pesos
CRV          09.29.2003    10.07.2003    Banco de Chile                                   Dollars
CRV          09.30.2003    10.10.2003    Banco Bilbao Vizcaya Argentaria                  Dollars
CRV          09.25.2003    10.27.2003    Banco Bilbao Vizcaya Argentaria                  Dollars
CRV          09.25.2003    10.10.2003    Banco Bilbao Vizcaya Argentaria                  Dollars
CRV          09.30.2003    10.10.2003    Banco Bilbao Vizcaya Argentaria                  Dollars
CRV          09.30.2003    10.10.2003    Banco Bilbao Vizcaya Argentaria                  Dollars


    Price      Rate      Final          Instrument       Market Value
     Set                 Value

    827,000    0.22      827,061        BPC-PDBC            827,000
  1,228,229    1.00    1,220,581    CHI-EST-PRD-FNCHI     1,228,229
    350,000    0.30      352,552          PRBC              352,488
    350,000    0.30      351,701          PRBC              351,554
    300,000    0.30      302,100          PRBC              301,372
    150,000    0.30      150,621          PRBC              150,081
    320,000    0.30      321,181          PRBC              320,173
    320,000    0.30      321,728          PRBC              320,173
    280,000    1.60      265,410          PRBC              265,140
    262,400    1.60      265,016          PRBC              264,454
    228,000    0.29      228,066           PRD              228,000
    500,000    0.27      500,450           PRD              500,000
    250,000    0.33      250,110           PRD              250,028
     70,000    0.27       70,063           PRD               70,000
    105,000    0.33      105,046           PRD              105,012
    458,201    1.55      456,226           PRD              456,089
    109,746    1.70      109,112           PRD              109,060
  1,688,773    2.00    1,701,713           PRD            1,699,165
    657,110    1.80      661,466           PRD              661,135
     63,852    1.70       63,483           PRD               63,453
     19,954    1.70       19,838           PRD               19,829

                               12. Fixed Assets


Fixed Assets:
Cristalerias de Chile S.A.

The Fixed Assets are valued according to note 2j), and the main goods included under this item as of september 30, 2003 and 2002 are the ones detailed in the annexed table.

The items that make up the Company's fixed assets as of September 30, 2003 and 2002 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery, and Equipment distributed between the Padre Hurtado, Alto Jahuel and other minor.

During 2002, the parent company effected a fixed asset inventory, proceeding to adjust the values of write-off assets with their respective accumulated depreciation.

Technical Reappraisal and Adjustment of Accounting Values:

The parent company carried out a technical reappraisal of its fixed assets in 1979. Likewise, in June 1986 it adjusted those assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations:

The charge against results for this item amounts to Th Ch$ 10,891,555 in 2003 and Th Ch$ 10,261,008 in 2002.

The detail is shown on an attached chart.

CRISTALERIAS DE CHILE S.A. AND SUBSIDIARIES
                                                   2003            2002
                                                   ThCh$          Th Ch$
Land
Land and Mining Properties                      13,116,753      13,484,070
Subtotal Lands                                  13,116,753      13,484,070

Buildings and Infrastructure Projects
Hi rises and industrial buildings               30,556,354      29,741,788
Installations                                   30,792,779      26,142,482
Residences                                          26,265          26,265
Subtotal                                        61,375,398      55,910,535

Accumulated depreciation                        18,771,389      15,644,259
Fiscal year depreciation                         2,231,632       1,867,992
Subtotal Depreciations                          21,003,021      17,512,251

Subtotal Constructions and Projects             40,372,377      38,398,284

Machinery and Equipment
Machinery                                       93,183,797      92,716,919
Furnaces                                        46,365,920      37,892,223
Furniture and Furnishings                        2,526,959       2,926,751
Tools                                              625,352         631,234
Rolling Stock                                      863,602         796,879
Subtotal                                       143,565,630     134,964,006

Accumulated depreciation                        62,802,660      60,902,367
Fiscal year depreciation                         8,503,175       8,236,267
Subtotal Depreciations                          71,305,835      65,825,364

Subtotal Machinery and Equipment                72,259,795      65,825,372

Other Fixed Assets
Spare parts                                      5,545,442       5,216,836
Imports in transit                                 131,726          65,105
Work in progress                                 2,734,774       2,577,078
Lots in Pirque and Leyda                           464,290         475,952
Deferred Customs Duties                            289,747         457,394
Packages and Bundling                              236,179         236,182
Other                                            1,922,909       1,609,532

Subtotal Other Assets                           11,325,067      10,638,079

Total Fixed Assets                             229,382,848     214,996,690
3Total Accumulated Depreciation                 81,574,049      76,546,626
Total Depreciation of the Period                10,734,807      10,104,259
Total Net Fixed Assets                         137,073,992     128,345,805

TECHNICAL REVALUATION AND ADJUSTMENT TO ACCOUNTING VALUES

                                                   2003            2002
                                                   ThCh$          Th Ch$
Land
Land                                               313,585         319,476
Subtotal net land and mining properties            313,585         319,476

Buildings and Infrastructure Projects
High rises and industrial buildings              6,264,995       6,258,899
Installations                                       41,406         444,405
Subtotal Buildings                               6,306,401       6,703,304

Accumulated Depreciation                        (4,861,664)     (5,055,742)
Fiscal year depreciation                          (156,748)       (156,749)
Subtotal depreciation                           (5,018,412)     (5,212,491)

Subtotal Buildings and Infrastructure project    1,287,989       1,490,813

Machinery and Equipment
Furnaces                                                 0         530,370
Machinery                                                0       1,015,188
Furniture and Furnishings                                0          54,778
Tools                                                    0          14,554
Subtotal Machinery and Equipment                         0       1,614,890

Accumulated Depreciation                                 0     (1,614,890)
Fiscal year depreciation                                 0               0
Subtotal depreciation                                    0     (1,614,890)

Subtotal Machinery and Equipment                         0               0

Subtotal Net Technical Revalatuaion              1,601,574       1,810,289

TOTAL REVALUED ASSETS                            6,619,986       8,637,670
TOTAL ACCUMULATED DEPRECIATION                  (4,861,664)     (6,670,632)
TOTAL DEPRECIATION OF THE PERIOD                  (156,748)       (156,749)
TOTAL NET                                        1,601,574       1,810,289

                    13. Sales transactions with leaseback



These type of transactions were not carried out as of September 30, 2003 and 2002.

                     14. Investments in related companies


Investments in force as of September 30, 2003 and 2002 are detailed as follows:

METROPOLIS INTERCOM S.A.

On April 30, 2000 the Shareholders of Metropolis Intercom S.A.. agreeded to make a capital increase by issuing 3,923,834 shares for Ch$ 1,256.67 per share, equivalent to Th Ch$ 4,931,000. Such amount was subscribed 50% by Cristalchile Comunicaciones S.A. and the remaining 50% by Liberty
Comunicaciones de Chile Uno Ltda.

The payment of such subscription was made by the subsidiary Cristalchile Comunicaciones S.A. on September 29, 2003, paying 1,961,917 shares for a value of Th Ch$ 2,462,794.

CIECSA S.A.

On August 26, 2003 the Shareholders of Ciecsa S.A. agreeded to increase company's equity through the issue of 36,400,000 shares equivalent to Th Ch$ 910,000 which were fully subscribed by Cristalerias de Chile S.A.

This capital increase allowed CIECSA S.A. to complete financing in order to pay the balance of a ThUS$ 2,100 debt it had with Televisa S.A., produced by the purchase of 7,885,472 shares of Megavision S.A. in August 2002.


MEGAVISION S.A.

On August 27, 2002 the Company purchased from Televisa S.A. 7,885,472 shares of Megavision S.A., wich correspond to the totality of the participation that Televisa S.A. held in that company.

The price of transaction of the shares of Megavision S.A. held by Televisa S.A. was Th US$ 4,200,000; equivalent to US$ 0.532625 per share. Both parties agreed that the aforementioned price would be paid with US$2,100,000 cash on August 27, 2002, and the remaining balance of US$ 2,100,000 on August 27, 2003.

On the other hand, Ciecsa S.A. sold 3,600 shares of Megavision S.A. at a price of US$ 0.532625 each, to Servicios y Consultorias Hendaya S.A.

As a result of this transactions the participation of Ciecsa in Megavision S.A. reached 99.99%.


EDICIONES CHILOE S.A.

On September 27, 2001, the Shareholders of Ediciones Chiloe agreeded to increase the company's equity in Th Ch$ 684.308, by issuing 1,500,395 shares, that were subscribed both by Ciecsa S.A. and Recoletos Chile Ltda.

Of this issue 1,279,013 shares were paid for the equivalent to Th Ch$583,339 through the contribution of 1,046 shares of Ediciones Financieras S.A., with a value of Th Ch$ 421,551 and the capitalization of loans that the shareholders had granted the comoany for Th Ch$ 161,788.

On February 4, 2002, the partners of Ediciones Chiloe agreed to pay 86,352 shares already subscribed. Ciecsa S.A. paid Th Ch$ 19,859 equivalent to 43,176 shares, with which the participation in Ediciones Chiloe S.A. is maintained at 50%.

There are 135,030 subscribed shares for which the due date is September 2004.


INVESTMENTS ABROAD
------------------------
RAYEN CURA S.A.I.C.

On January 31, April 25 and September 30 of 2003 Rayen Cura S.A.I.C. carried out repayment of part of a capital increase paid on April 29, 2002. Total amounts reimbursed amounted Th US$ 2,600.

As of September 30 the financial statements of Rayen Cura S.A.I.C. acknowledge a rate of exchange of $ 2.87 Argentine pesos pero Dollar. Cristalchile Inversiones, in turn, has adjusted the financial statements of Rayen Cura S.A.I.C. in order to acknowledge the variation occurred from $3.32 (December 31, 2002) and $2.87 Argentine pesos per US dollar at of September 30, 2003.

As an effect of the result of the subsidiary and the financial statements conversion of Rayen Cura S.A.I.C., according to the chilean normative, CristalChile Inversiones S.A. has acknowledged during the period a profit of Th Ch$ 717,358 and Th Ch$ 2,675,431 loss as of September 30, 2002.

On the other hand, the Dollar rate of exchange variation in Chile during the period, originated adjustments of Th Ch$ 1,232,724 and Th Ch$500,208 from the investment in Rayen Cura and for goodwill from the purchase of shares of that company, respectively, which were charged (2003) and credited (2002) to the item Other Equity Reserves.

As stipulated in Technical Bulletin No. 64 of the Accountants Association of Chile, following is the information related to investments abroad:

                                                   2002           2003
                                                   Th$             Th$

CristalChile Inversiones's share of
Rayen Cura S.A.I.C.                             12,917,603      17,079,169
Negative goodwill(net of amortization)           4,766,114       5,937,234
                                               -----------     -----------
TOTAL                                           17,683,717      23,016,403

Loss due to devaluation                         (2,055,600)     (3,671,745)
Accrued losses                                     717,358      (2,675,431)


The investment in Rayen Cura S.A.I.C. is controlled in Dollars of the United States of America.

CRISTALERIAS DE CHILE S.A.
NOTE 14-  INVESTMENTS IN RELATED COMPANIES
BREAKDOWN OF INVESTMENTS

                                               Investment                        Shareholder                      Company
                                                                                (Percentage)                       Equity
   R.U.T.       COMPANY           Country of    Control     Number of     09-30-2003      09-30-2002      09-30-2003    09-30-2002
                                    Origin     Currency      Shares
78.619.410-5   Cordillera
               Comunicaciones
               Holding              Chile       Peso                0   50.0000000000    50.0000000000    135,544,132  149,543,210
78.619.370-2   Cordillera
               Comunicaciones
               Ltda.                Chile       Peso                0    0.2500000000     0.2500000000    136,225,258  150,294,680
89.150.900-6   Vina Los
               Vascos S.A.          Chile       Peso       60,000,000   43.0000000000    43.0000000000     13,013,180   10,928,525
90.684.000-6   Editorial
               Zig-Zag S.A.         Chile       Peso      114,516,900   49.8896198750    49.8896198750        455,245      428,124
96.793.770-3   Ediciones
               Chiloe S.A.          Chile       Peso        1,570,146   49.9999965057    49.9999965057      1,430,903    1,588,745
96.826.870-8   Inmobiliaria
               Don Alberto
               S.A.                 Chile       Peso            3,817   38.1700000000    38.1700000000             27          235
86.881.400-4   Envases CMF
               S.A.                 Chile       Peso           28,000   50.0000000000    50.0000000000     33,088,075   30,296,796
0-E            Rayen Cura
               S.A.I.C            Argentina    Dollar       1,376,000   40.0000000000    40.0000000000     32,294,007   42,697,923
98.806.690-0   Proser S.A.          Chile       Peso                0    0.5000000000     0.5000000000        -12,200      -46,099
96.787.750-6   Metropolis
               Intercom S.A.        Chile       Peso       88,970,214    2.2051403800     0.0000000000     78,632,817            0
               TOTAL


                          BREAKDOWN OF INVESTMENTS
   R.U.T.                    Net                       Result of                          VPP                     Income not
                           Income                       Accrual                                                    Realized
                09-30-2003      09-30-2002    09-30-2003      09-30-2002     09-30-2003       09-30-2002   09-30-2003   09-30-2002

78.619.410-5   -10,445,352     -13,614,071    -5,222,767      -6,807,037     67,772,066       74,771,605            0            0


78.619.370-2   -10,498,023     -13,682,483       -26,245         -34,206        340,563          375,735            0            0


89.150.900-6     1,110,802         147,423       477,645          63,391      5,595,667        4,699,266            0            0

90.684.000-6      -323,472        -264,183      -161,268         -66,983        227,120          213,591            0            0

96.793.770-3      -201,354        -133,966      -100,677         -66,983        715,451          794,372     -186,672     -227,077

96.826.870-8            -8          -2,734            -4          -1,042             10               91            0            0


86.881.400-4       713,420         463,654       356,709         231,827     16,544,038       15,148,398            0            0

0-E              1,793,395      -6,688,577       717,358      -2,675,431     12,917,603       17,079,169            0            0

98.806.690-0           146          -3,340             2          -3,328              1                0            0            0
96.787.750-6     7,393,877               0             0               0      1,733,964                0            0            0

                                                                            105,846,483      113,082,227     -186,672     -227,077



   R.U.T.               Book value
                      of Investment
                 09-30-2003    09-30-2002

78.619.410-5     67,772,066    74,771,605


78.619.370-2        340,563       375,735


89.150.900-6      5,595,667     4,699,266

90.684.000-6        227,120       213,591

96.793.770-3        528,779       567,295

96.826.870-8             10            91


86.881.400-4     16,544,038    15,148,398

0-E              12,917,603    17,079,169

98.806.690-0              1             0
96.787.750-6      1,733,964             0
                 105,659,811   12,855,150

                      15. Investments in other companies


Investments in other companies that totaled Th Ch$ 827,235 in September 30, 2003 (Th Ch $1,319,838 in 2002) are shown on attached charts.


CRISTALERIAS DE CHILE S.A.
NOTE 15 - INVESTMENTS IN OTHER CORPORATIONS

R.U.T.                         Company Name            Number of    Shareholding        Book Value
                                                         Shares     (Percentage)  09-30-2003   09-30-2002
96.895.100-9     Internet Holding S.A.                    57,104        7.4020       222,521     715,115
0-E              Bazuca.com Inc.                         266,500        7.8900       604,714     604,723

                          16. Goodwill Amortization


NEGATIVE GOODWILL

Stock purchases made in different periods of S.A. Vina Santa Rita, Vina Los Vascos S.A., Ciecsa S.A., Empresa Editora Zig Zag S.A., Red Televisiva Megavision S.A., Metropolis Intercom S.A., and Rayen Cura S.A.I.C. have produced negative goodwill whose net balance to be amortized as of September 30, 2003 totaled Th Ch 9,607,498 (Th Ch$ 10,370,837 in 2002).


POSITIVE GOODWILL

As of September 30, 2003 and 2002 the parent company and the subsidiaries do not show any balance for this item.

CRISTALERIAS DE CHILE S.A.
NOTE 16 - GOODWILL ON INVESTMENTS
NEGATIVE GOODWILL

  R.U.T.              Company Name                            09-30-2003               09-30-2002
                                                      Amount Amortiz.  Goodwill   Amount Amortiz. Goodwill
                                                        this period     Balance    this period    Balance

99.999.999-9     Rayen Cura S.A.                            223,412    4,766,114        261,937    5,937,234
86.547.900-K     S.A. Vina Santa Rita                        37,707      572,714         37,708      623,000
96.608.270-4     Ciecsa S.A.                                 91,106    1,366,596         91,108    1,488,096
89.150.900-6     Vina Los Vascos S.A.                        66,877    1,171,686         66,530    1,260,808
90.684.000-6     Editorial Zig-Zag S.A.                       4,773      104,195          4,774      110,562
79.952.350-7     Red Televisiva Megavision S.A.              40,026      897,362         13,140      951,137
96.787.750-6     Metropolis Intercom S.A.                         0      728,831              0            0
                 TOTAL                                      463,901    9,607,498        475,197   10,370,837

                               17. Intangibles


As of September 30, 2003 and 2002 this item is composed as follows:


                                                  Th Ch$         Th Ch$
                                                   2003           2002

Concession of Channel 9
frequency and regional network                 10,200,756      10,200,584
Trademarks                                      1,613,800       1,546,684
                                               ----------      ----------
TOTAL INTANGIBLES                              11,814,556      11,747,268


ACCUMULATED AMORTIZATIONS

From Channel 9 Frequency                         (932,965)       (786,814)
From Trademarks                                  (222,184)       (182,988)
                                               ----------      ----------
TOTAL AMORTIZATIONS                            (1,155,149)       (969,802)

                              18. Others (Assets)


As of september 30, 2003 and 2002 the following are included under this item:


                                                   2003           2002
                                                  Th Ch$         Th Ch$

Celulosa Arauco bonds (*)                        8,870,218      10,339,348
Price differential bond adquisition(*)             101,384         240,869
Negative goodwill Bond Sale (Net)                3,209,731       3,548,757
Expenses of bond sales                           1,092,665       1,288,650
Bank Cash Reserve                                    2,402          31,151
Local programs to be exhibited over
a year from the present                                  0               0
Foreign programs to be exhibited over
a year from the present                            743,899       2,764,162
Long-Term Tax VAT Vina Dona Paula                  437,144         258,357
No Accrued Custom Duty Interests                         0          50,271
Presumed Minimum Profit Tax                         20,694          18,763
Other                                               45,295         149,966
                                               -----------     -----------
Total                                           14,523,432      18,690,294



(*) Investment in Celulosa Arauco bonds equivalent to US$ 13,420,000 at an annual rate of 6.95% and maturity at September 15, 2005, Th Ch$ 101,384 for surpluss Price differential paid in the acquisition of Celulosa Arauco bonds, which will be amortized in the same term of the bond's maturity date.

Considering that there is the intention of maintaining the Celulosa Arauco and Constitucion S.A. bonds until their maturity date on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments.

19. Short-term obligations with banks and financial institutions


A detailed list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 19-  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM

                    Type of Currency and Readjustment Index


                Bank or Financial
R.U.T. Institution Dollars Euros Yen

                                        09-30-2003 09-30-2002 09-30-2003 09-30-2002 09-30-2003 09-30-2002
                                        ---------- ---------- ---------- ---------- ---------- ----------

Short term (code:  5.21.10.10)
0-E             Banco Regional de Cuyo          0          0         0         0          0          0
97.004.000-5    Banco de Chile            133,106          0
97.036.000-K    Banco SantanderSantiago         0     75,872         0         0          0          0
                Other                           0          0         0         0          0          0
                TOTAL                     133,106     75,872         0         0          0          0

                Amount capital due        132,192     75,839         0         0          0          0

                Annual average
                interest rate                1.88       2.60      0.00      0.00       0.00       0.00

Long Term - Short Term (code:
5.21.10.20)
0-E             JP Morgan Chase Bank      136,073 22,015,872         0         0          0          0
97.036.000-K    Banco SantanderSantiago         0          0         0         0          0          0
97.008.000-7    Citibank NA             1,818,983  2,137,069         0         0          0          0
0-E             Banco Dresner                   0    554,750         0         0          0          0
0-E             Banco Argentaria          241,755    282,326         0         0          0          0
97.018.000-1    Scotiabank                      0          0         0         0          0          0
                Banco Credito e
97.006.000-6    Inversiones                     0          0         0         0          0          0
97.004.000-4    Banco de Chile                  0          0         0         0          0          0
97.030.000-5    Banco Estado                    0          0         0         0          0          0
                Other                           0          0         0         0          0          0
                TOTAL                   2,196,811 24,990,017         0         0          0          0

                Amount capital due      2,043,238 24,944,632         0         0          0          0

                Average annual
                interest rate                1.83       3.35      0.00      0.00       0.00       0.00
                  Percentage oblig. foreign curr.
                                              (%)    57.0000
                  Percentage oblig. foreign curr.
                                              (%)    43.0000


CRISTALERIAS DE CHILE S.A.
NOTE 19-  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM

                    Type of Currency and Readjustment Index

                                        Other
                Bank or Financial       Foreign
R.U.T.          Institution             Currencies                     U.F.            Nonadjustable $        Total
                                        09-30-2003 09-30-2002 09-30-2003 09-30-2002 09-30-2003 09-30-2002 09-30-2003 09-30-2002
                                        ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Short term (code:  5.21.10.10)
0-E             Banco Regional de Cuyo    17,792      9,755         0         0          0          0      17,792     9,755
97.004.000-5    Banco de Chile                 0          0         0         0          0          0     133,106         0
97.036.000-K    Banco SantanderSantiago        0          0         0         0          0  1,031,487           0 1,107,359
                Other                          0          0         0         0          0          0           0         0
                TOTAL                     17,792      9,755         0         0          0  1,031,487     150,898 1,117,114

                Amount capital due        17,792      9,755         0         0          0  1,029,000     149,984 1,114,594

                Annual average
                interest rate               0.00       3.09      0.00      0.00       0.00

Long Term - Short Term (code:
5.21.10.20)
0-E             JP Morgan Chase B`ank           0          0         0         0          0          0     136,073 22,015,872
97.036.000-K    Banco SantanderSantiago        0          0   471,630   253,018          0          0     471,630   253,018
97.008.000-7    Citibank NA                    0          0         0         0          0          0   1,818,983 2,137,069
0-E             Banco Dresner                  0          0         0         0          0          0           0   554,750
0-E             Banco Argentaria               0          0         0         0          0          0     241,755   282,326
97.018.000-1    Scotiabank                     0          0   447,011   449,736          0          0     447,011   449,736
                Banco Credito e
97.006.000-6    Inversiones                    0          0   170,149   170,010          0          0     170,149   170,010
97.004.000-4    Banco de Chile                 0          0   317,510   213,986          0          0     317,510   213,986
97.030.000-5    Banco Estado                   0          0         0         0    268,914          0     268,914         0
                Other                          0          0         0         0          0          0           0         0
                TOTAL                          0          0 1,406,300 1,086,750    268,914          0   3,872,025 26,076,767

                Amount capital due             0          0 1,323,507   991,467    264,375          0   3,631,120 25,936,099

                Average annual
                interest rate               0.00       0.00      4.43      4.22       4.94       0.00
                 Percentage oblig. foreign curr.
                                             (%)
                 Percentage oblig. foreign curr.
                                             (%)

                        20. Other Current Liabilities


As of September 30, 2003, there was a balance Th Ch$ 5,056,060 in favor of financial institutions corresponding to future contracts in foreing currency subscribed by the parent company and its subsidiaries. More detail on these is shown in note 34 Derivative Contracts.

As of September 30, 2002 there was no balance for this item in othe current liabilities.

21. Long-term obligations with banks and financial institutions


The obligations with banks and financial institutions are presented on the charts attached.

CRISTALERIAS DE CHILE S.A.
NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS


                           Institution                                     Years of Maturity
                             Bank or              Currency
                            Financial            adjustment    More than 1     More than 2   More than 3   More than 5
R.U.T.                     Institution             index         up to 2         up to 3       up to 5      up to 10
                                                                 Thou Ch$       Thou Ch$      Thou Ch$      Thou Ch$
----------------- ----------------------------  -------------- --------------  -------------- ------------- ----------


0-E               J.P. Morgan Chase Bank        Dollars                     0     8,262,125    24,786,375             0
90.008.000-K      Citibank N.A.                 Dollars               781,146             0             0             0
                                                Dollars               120,755                                         0
97.006.000-6      Banco Credito e Inversiones   UF                    169,460        84,728             0             0
97.004.000-5      Banco de Chile                UF                  1,222,750             0             0             0
0-E               Banco Argentaria              Dollars               120,877             0             0             0
                                                Other
0-E               Banco Regional de Cuyo        currency               44,835        10,760         1,869             0
97.030.000-7      Banco Estado                  Non-adjustment        275,722       264,376       132,188             0
97.036.000-K      Banco SantanderSantiago       UF                    458,673       458,673       458,673             0
97.018.000-1      Banco Scotiabank              UF                    406,670       406,670       813,340             0

                  Total                                             3,600,888     9,487,332    26,192,445             0


Percentage of obligations in foreign currency                        87.0000%
Percentage of obligations in local currency                          13.0000%



CRISTALERIAS DE CHILE S.A.
NOTE 21:  LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS

                                                                                  Closing date           Closing date
                           Institution              Years of Maturity            Current period         Previous period
                                                                           Total Long-                    Total Long-
                                                                             Term at         Annual         Term at
                             Bank or                                         closing        average         closing
                            Financial                                      of Financial     interest     of Financial
R.U.T.                     Institution             More than 10 years       Statements        rate        Statements
                                                   Amount       Period
----------------- ----------------------------    ----------- -----------  -------------- ------------- ---------------


0-E               J.P. Morgan Chase Bank                   0            0     33,048,500          1.925      16,509,497
90.008.000-K      Citibank N.A.                            0            0        781,146           1.74       2,731,571
                                                           0            0        120,755           2.12         423,065
97.006.000-6      Banco Credito e Inversiones              0            0        254,188     TAB 90+2.0         423,306
97.004.000-5      Banco de Chile                           0            0      1,222,750    TAB 180+2.0       1,510,223
0-E               Banco Argentaria                         0            0        120,877           2.12         423,529
0-E               Banco Regional de Cuyo                   0            0         57,464           1.75          49,370
97.030.000-7      Banco Estado                             0            0        672,286           4.94               0
97.036.000-K      Banco SantanderSantiago                  0            0      1,376,019    TAB 180+1.8       1,833,194
97.018.000-1      Banco Scotiabank                         0            0      1,626,680    TAB 180+2.0       2,031,695

                  Total                                    0                  39,280,665                     25,935,450


Percentage of obligations in foreign currency
Percentage of obligations in local currency

                22. Short-term and long-term obligations with
                    the public (promissory notes and bonds)



The balance for the short-term as of September 30, 2003 was Th Ch$ 1,141,520, corresponding to interests accrued for bonds issued by the Parent Company and the subsidiary S.A. Vina Santa Rita.

As of September 30, 2003, there are long-term obligations with the public for Th Ch$ 89,813,959, of which Th Ch$ 69,478,723 correspond to bonds issued in UF's by the parent company, of series C1, C2, D1, D2; and Th Ch$ 20,335,236 which correspond to bonds series C and D issued in UF's by the subsidiary S.A. Vina Santa Rita.

As of September 30, 2002 the balance in the short term was Th Ch$ 1,573,197, corresponding to accrued interests of bonds issued by the parent company and the subsidiary S.A. Vina Santa Rita.

As of September 30, 2002, there are long-term obligations with the public for Th Ch$ 89,740,797, of which Th Ch$ 69,422,126 correspond to bonds issued in UF's by the parent company, of series C1, C2, D1, D2; and Th Ch$ 20,318,671 which correspond to bonds of series C and D issued by the subsidiary S.A. Vina Santa Rita.

This liability is shown in detail in the appendix.

Cristalerias de Chile S.A.
NOTE 22:  SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC
          (PROMISSORY NOTES AND BONDS)


                BONDS
       REGISTRATION OR                             CURRENT
      IDENTIFICATION No.                           DEPOSIT           INDEXING         INTEREST        FINAL
        OF INSTRUMENT              SERIES        FACE VALUE        UNIT OF BOND         RATE        MATURITY
----------------------------   ------------      ----------        ------------       ----------  ----------

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                    C1 Interests              0            UF              4.75       01-15-2004
296-09.07.02                    C2 Interests              0            UF              4.75       01-15-2004
296-09.07.02                    D1 Interests              0            UF              5.80       01-15-2004
296-09.07.02                    D2 Interests              0            UF              5.80       01-15-2004
144-12.07.91                         A                    0            UF              6.70       06-01-2003
241-15.12.00                    C1 Interests              0            UF              6.25       06-01-2003
241-15.12.00                    D1 Interests              0            UF              6.25       06-01-2003
241-15.12.00                    D2 Interests              0            UF              6.25       06-01-2003
TOTAL CURRENT PORTION

LONG-TERM BONDS
296-09.07.02                         C1           1,500,000            UF              4.75       07-15-2008
296-09.07.02                         C2             500,000            UF              4.75       07-15-2008
296-09.07.02                         D1           1,900,000            UF              5.80       07-15-2023
296-09.07.02                         D2             200,000            UF              5.80       07-15-2023
241-15.12.00                         C1             200,000            UF              6.25       12-15-2005
241-15.12.00                         D1             100,000            UF              6.25       12-15-2021
241-15.12.00                         D2             900,000            UF              6.25       12-15-2021
LONG-TERM TOTAL



Cristalerias de Chile S.A.
NOTE 22:  SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC
          (PROMISSORY NOTES AND BONDS)

                BONDS
       REGISTRATION OR
      IDENTIFICATION No.
        OF INSTRUMENT              SERIES               INSTALLMENTS                                        ISSUE
                                                  INTEREST       AMORTIZATION           PAR VALUE          IN CHILE OR
                                                  PAYMENT          PAYMENT       09-30-2003   09-30-2002    ABROAD
----------------------------   ------------      ----------        ------------  ----------   ----------   ---------

LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                    C1 Interests    SEMI-ANNUAL      SEMI-ANNUAL         255,254      255,047     LOCAL
296-09.07.02                    C2 Interests    SEMI-ANNUAL      SEMI-ANNUAL          85,085       85,015     LOCAL
296-09.07.02                    D1 Interests    SEMI-ANNUAL      SEMI-ANNUAL         393,798      393,477     LOCAL
296-09.07.02                    D2 Interests    SEMI-ANNUAL      SEMI-ANNUAL          41,452       41,418     LOCAL
144-12.07.91                         A          SEMI-ANNUAL      SEMI-ANNUAL               0      432,606     LOCAL
241-15.12.00                    C1 Interests    SEMI-ANNUAL      SEMI-ANNUAL          60,988       60,938     LOCAL
241-15.12.00                    D1 Interests    SEMI-ANNUAL      SEMI-ANNUAL          30,494       30,470     LOCAL
241-15.12.00                    D2 Interests    SEMI-ANNUAL      SEMI-ANNUAL         274,449      274,226     LOCAL
TOTAL CURRENT PORTION                                                              1,141,520    1,573,197

LONG-TERM BONDS
296-09.07.02                         C1         SEMI-ANNUAL      SEMI-ANNUAL      25,419,045   25,398,339     LOCAL
296-09.07.02                         C2         SEMI-ANNUAL      SEMI-ANNUAL       8,473,015    8,466,113     LOCAL
296-09.07.02                         D1         SEMI-ANNUAL      SEMI-ANNUAL      32,197,457   32,171,229     LOCAL
296-09.07.02                         D2         SEMI-ANNUAL      SEMI-ANNUAL       3,389,206    3,386,445     LOCAL
241-15.12.00                         C1         SEMI-ANNUAL      SEMI-ANNUAL       3,389,206    3,386,445     LOCAL
241-15.12.00                         D1         SEMI-ANNUAL      SEMI-ANNUAL       1,694,603    1,693,223     LOCAL
241-15.12.00                         D2         SEMI-ANNUAL      SEMI-ANNUAL      15,251,427   15,239,003     LOCAL
LONG-TERM TOTAL                                                                   89,813,959   89,740,797

                        23. Provisions and Write-Offs


Provisions

The Company has short-term provisions of Th Ch$ 9,664,291 as of September 30, 2003, and Th Ch$ 12,761,878 in 2002.

Long-term provisions of Th Ch$ 7,623,385 and Th Ch$ 5,444,154 are recorded for the years 2003 and 2002 respectively.

In the attached chart a detail for provisioned amounts is shown.

Bad Debt Provisions:

The parent company and the subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have established a bad debt provision of Th Ch$ 738,465 and Th Ch$ 699,826 as of September 30, 2003 and 2002, respectively.

This provision is deducted from the balance of Debtors from Sales and Documents Receivable.

Vacation Provision:

The parent company and its subsidiaries have established provisions for the total cost of vacations pending as of June 30, 2003 and 2002, as established in Technical Bulletin No. 47 of the Accountants Association of Chile.

The net balance for this item is Th Ch$ 994,626 as of September 30, 2003 (Th Ch$ 974,092 in 2002).


Provision for Furnace Reconstruction:

This reserve is established throughout the useful life of the refractants of each smelting furnace so their repair will not distort the result of the fiscal year when the repairs are made.

The Company has established a reserve in the amount of Th Ch$ 3,514,837 and Th Ch$ 3,199,104 as of September 30, 2003 and 2002, respectively.

CRISTALERIAS DE CHILE S.A.
NOTE 23:  PROVISIONS AND WRITE-OFFS

                                                           09-30-2003      09-30-2002
                                                            Thou Ch$        Thou Ch$
                                                           ----------      ----------
Short-Term
Commissions and Fees                                          2,885,484        3,127,859
Reserve indirect cost                                         1,180,854        1,287,744
Packing return to clients                                     1,150,178        1,288,343
Legal holidays                                                  994,626          974,092
Local and foreign suppliers                                     885,780        1,218,482
Advertising Agency Commmission                                  513,278          618,937
Spareparts reserve                                              438,189          459,332
Grape harvest expenses                                          405,606          117,683
Advertising and marketing                                       242,503           94,820
Severance payments                                              181,526          171,436
Share of Board of Directors                                     162,213          800,062
Reserve for loss of exported products                            89,709                0
Reserve for bonus                                                81,832           68,593
Copyright                                                        48,248          297,877
Furnace reconstruction                                                0        1,628,602
Insurance Policies                                                    0           28,776
Other reserves                                                  404,265          579,240

TOTAL                                                         9,664,291       12,761,878

Long-Term
Severance payment                                             4,108,548        3,873,652
Furnace reconstruction                                        3,514,837        1,570,502

TOTAL                                                         7,623,385        5,444,154


                             24. Severance Payment


The provision for severance payments to personnel is included at its current value, as expressed in note 2 t).

As of September 30, 2003 it amounts to Th Ch$ 4,290,074 (Th Ch$ 4,045,088 in
2002).

As of September 30, 2003, the parent company has paid severance payments of Th Ch$ 138,485 (Th Ch$ 66,607 in 2002) chargeable against the provision.

                        25. Other long-term liabilities


As of September 30, 2003 and 2002 there are no balances for this item.

                             26. Minority interest


The subsidiaries that generate minority interests as of September 30, 2003 and 2002 are shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 26:  MINORITY INTEREST


        SUBSIDIARY COMPANY                  NET WORTH                     RESULTS                 SHAREHOLDING
                                     Thou Ch$      Thou Ch$       Thou Ch$       Thou Ch$         %          %
                                       2003          2002           2003           2002         2003        2002
------------------------------------ ------------- -----------    ----------    -----------     -------    -------


S.A.Vina Santa Rita                   37,352,787    36,456,464    (1,715,871)    (3,851,187)       45.90      45.90
CIECSA Consolidated                      292,433       226,538       (21,186)      (256,777)        1.55       1.73
Constructora Apoger S.A.                   1,022        10,434            210          (340)       20.00      20.00
Cristalchile Comunicaciones S.A.           1,293         1,487             97            135        0.01       0.01

TOTAL                                 37,647,535    36,694,923    (1,736,750)    (4,108,169)


                             27. Changes in Equity


a. Activity in 2003 and 2002

The activity of the capital and reserve accounts in the fiscal years ended in September 30, 2003 and 2002, are shown in the attached charts.

b.  Other Reserves

The detail of this item is as follows:

                                                   2003         2002
                                                  ThCh$         ThCh$

Future capital increases                          4,599,545     4,390,932
Reserve for adjustment of value of fixed
  assets                                          1,601,574     1,810,288
Adjustment for conversion difference in
  investment in Rayen Cura S.A.I.C.               2,129,950     5,578,731
Difference VPP Sodex                               (218,686)     (218,689)
                                                   --------      --------

TOTAL OTHER RESERVES                              8,112,383    11,561,262


CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH


                                                       Reserve     Premium in                 Reserve
                                         Paid-in       capital      sale of       Other        Future
ITEM                                     Capital     revaluation     shares     Reserves     Dividends
---------------------------------------  ----------- -----------  ------------  -----------  -----------

Balances as of 09/30/2003
Initial balance                          64,749,257             0   27,598,393   9,713,099    114,912,655
Distribution result previous fiscal
year                                              0             0            0           0     14,356,726
Final dividend previous fiscal year               0             0            0           0     -5,526,400
Capital increases with cash stock
issue                                             0             0            0           0              0
Reserves and/or Profits
Capitalization                                    0             0            0           0              0
Development period Accumulated
deficit                                           0             0            0           0              0
Accumulated conversion difference
adjustment                                        0             0            0  -1,717,273              0
Eventual Dividends                                0             0            0           0       -960,000
Owner's equity Revaluation                        0       776,991      331,181     116,557      1,573,338
Fiscal Year Result                                0             0            0           0              0

Provisional Dividends                             0             0            0           0              0
                                         ----------       -------   ----------   ---------    -----------
Final balances as of 09/30/2003          64,749,257       766,991   27,929,574   8,112,383    124,356,319
                                         ==========       =======   ==========   =========    ===========
Initial balance as of 09/30/2002         62,863,356             0   26,794,558   7,942,919    102,798,113
Distribution result previous fiscal
year                                              0             0            0           0     12,989,754
Final dividend previous fiscal year               0             0            0           0     -4,230,400
Capital increases with cash stock
issue                                             0             0            0           0              0
Reserves and/or profit Capitalization             0             0            0           0              0
Development period accumulated
deficit                                           0             0            0           0              0
Accumulated conversion difference
adjustment                                        0             0            0   3,189,257              0
Eventual Dividends                                0             0            0           0              0
Owner's equity revaluation                        0       817,224      348,328     103,258      1,454,480
Fiscal Year Result                                0             0            0           0              0
Provisional Dividends                             0             0            0           0              0
                                         ----------       -------   ----------   ---------    -----------
Final balances                           62,863,356       817,224   27,142,886  11,235,434    113,011,947
                                         ==========       =======   ==========   =========    ===========
Updated Final Balances as of
09/30/2002                               64,686,393       840,924   27,930,030  11,561,262    116,289,293
                                         ==========       =======   ==========   =========    ===========


CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH


                                                                    Devel.
                                       Accumulated   Provisional    Period      Fiscal
ITEM                                     Results      Dividends    Deficit    Year Result
-------------------------------------  -----------   -----------  ----------  -----------

Balances as of 09/30/2003
Initial balance                           17,660,662  -3,303,936            0           0
Distribution result previous fiscal
year                                     -17,660,662   3,303,936            0           0
Final dividend previous fiscal year                0           0            0           0
Capital increases with cash stock
issue                                              0           0            0           0
Reserves and/or Profits
Capitalization                                     0           0            0           0
Development period Accumulated
deficit                                            0           0            0           0
Accumulated conversion difference
adjustment                                         0           0            0           0
Eventual Dividends                                 0           0            0           0
Owner's equity Revaluation                         0        -960            0           0
Fiscal Year Result                                 0           0            0   2,415,990
Provisional Dividends                              0    -960,000            0           0
Final balances as of 09/30/2003                         -960,960                2,415,990
Initial balance as of 09/30/2002          17,770,611  -4,657,728     -123,129           0
Distribution result previous fiscal
year                                     -17,770,611   4,657,728      123,129           0
Final dividend previous fiscal year                0           0            0           0
Capital increases with cash stock
issue                                              0           0            0           0
Reserves and/or profit Capitalization              0           0            0           0
Development period accumulated
deficit                                            0           0            0           0
Accumulated conversion difference
adjustment                                         0           0            0           0
Eventual Dividends                                 0           0            0           0
Owner's equity revaluation                         0           0            0           0
Fiscal Year Result                                 0           0            0  15,984,148
Provisional Dividends                              0  -1,930,560            0           0
                                            --------  ----------      -------  ----------
Final balances                                     0  -1,930,560            0  15,984,148
                                            ========   =========      =======  ==========
Updated Final Balances as of
09/30/2002                                         0  -1,986,546            0  16,447,688
                                            ========   =========      =======  ==========


CRISTALERIAS DE CHILE S.A.
NOTE 27:  CHANGES IN NETWORTH - NUMBER OF SHARES

                              No. No. No. SHARES SHARES SHARES
        SERIES             SUBSCRIBED              PAID           WITH VOTING
        ------             ----------           ----------        ----------
        SINGLE             64,000,000           64,000,000        64,000,000


CRISTALERIAS DE CHILE S.A.
NOTE 27:  CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)

                                         SUBSCRIBED                PAID-IN
           SERIES                          CAPITAL                 CAPITAL
          ------                        ----------              ----------
           SINGLE                        64,749,257              64,749,257

               28. Other Non-Operating Income and Disbursements

As of September 30, 2003 and 2002 the non-operating income totals Th Ch$ 553,447 and Th Ch$ 859,482 respectively.

Non-operating Expenditures were Th Ch$ 1,521,725 in 2003 and Th Ch$ 2,692,423 in 2002.

More detail is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 28:  OTHER NON-OPERATING INCOME AND EXPENSES


                                                 2003            2002
                                                Th Ch$          Th Ch$
                                                ------          ------

INCOME
Offices and establishments rental                   156,873        225,044
Tax exemptions                                      106,623        127,418
Indemnity for claims                                 69,475        138,067
Sale of materials                                    20,919          9,397
Fontec Proyect Benefit                                5,443         90,988
Sale of fixed assets                                  4,527         34,560
Miscellaneous Income                                189,587        234,008


TOTAL NON-OPERATING INCOME                          553,447        859,482


EXPENSES
Professional advice                                 569,119        607,037
Suppliers                                           173,030        641,087
Frequency  and internet amortization                111,056        275,366
Research and development Amortization                89,757              0
Loss in sales of fixed assets                        82,582         63,661
Share of Board of Directors                          75,114        139,620
Trademarks amortization                              72,058         42,061
ADR'S expenses                                       51,624              0
Personnel Contracts Finished                         37,018         12,114
Taxes                                                17,579              0
Write-Off drama series and others                         0        526,176
Contracts and unpredictables                              0        154,589
Leases                                                    0         40,748
Insurance                                                 0         21,310
Other expenses                                      241,888        168,654

TOTAL NON-OPERATING EXPENSES                      1,521,725      2,692,423


                         29. Price Level Restatements


As a result of the application of the adjustment for price level restatements as described in Note 2 e), there was a net charge to results in the 2003 fiscal year in the amount of Th Ch$ 705,670 and a net charge against results of Th Ch$ 1,581,501 in 2002.

Additional information organized by item on the Balance Sheet is shown on the attached chart.

Cristalerias de Chile S.A.
NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS


                                                          ADJUSTABILITY
ASSETS (CHARGES)/CREDITS                                       INDEX         09-30-2003    09-30-2002
------------------------                                       -----         ----------    ----------

INVENTORY                                                       CPI                96,579       183,419
FIXED ASSETS                                                    CPI             1,523,345     1,529,246
INVESTMENTS IN RELATED COMPANIES                                CPI               729,840     1,650,849
MARKETABLE SECURITIES                                           CPI                45,991        46,376
SHORT-TERM DEBTORS                                              CPI                38,747        43,904
SHORT-TERM DEBTORS                                               UF                 1,009             0
ACCOUNTS RECEIVABLE RELATED COMPANIES                           CPI               262,350             0
LONG-TERM DEBTORS                                               CPI                 1,943         2,302
OTHER NON-MONETARY ASSETS                                       CPI               461,321      -239,688
TIME DEPOSITS                                                   CPI                 4,656             0
RATE DIFFERENCE IN PLACEMENTOF L/T BONDS                         UF                27,848             0
INFLATION EFFECT                                                CPI               391,258             0
OTHER NON-MONETARY ASSETS                                       CPI                 2,361             0
EXPENSE AND COST ACCOUNTS                                       CPI               209,427       991,575
TOTAL (DEBITS)/CREDITS                                                          3,796,675     4,207,983

LIABILITIES (DEBITS)/ CREDITS

NET WORTH                                                       CPI            -2,809,120    -2,791,397
ACCOUNTS PAYABLE RELATED COMPANIES                               UF                   -91             0
BANK LOANS                                                      CPI                     0      -250,302
BANK LOANS                                                       UF               -17,067             0
SHORT-TERM RESERVES                                             CPI                -5,086        -8,218
LONG-TERM BANK LOANS                                             UF               -56,559             0
LONG-TERM BANK LOANS                                            CPI                     0      -249,313
LONG-TERM RESERVES                                              CPI               -71,369       -88,327
LONG-TERM CREDITORS                                             CPI                  -535          -553
OBLIGATIONS WITH THE PUBLIC                                     CPI            -1,073,461      -244,188
MINNORITY INTEREST                                              CPI                -1,038       -59,936
NON-MONETARY LIABILITIES                                         UF              -163,024      -810,571
INCOME ACCOUNTS                                                 CPI              -304,995    -1,286,679
TOTAL (DEBITS)/ CREDITS                                                        -4,502,345    -5,789,484

(LOSS) PROFIT FROM ADJUSTMENT FOR CURRENCY DEVALUATION                           -705,670    -1,581,501


                           30. Exchange Differences


There is a net charge to results in the 2003 fiscal year of Th Ch$ 12,269,406 and a net credit to results of Th Ch$ 11,661,481 in 2002 due to exchange differences.

According to dispositions of Circular No. 1560 of the SVS, the net effect on results of foreign currency adjustable assets and liabilities adjustment without the inflationary effect of the local currency is presented under this item.

More information is shown on the attached chart.

Cristalerias de Chile S.A.
NOTE 30:  EXCHANGE DIFFERENCES


                                                                           AMOUNT
ITEM                                               CURRENCY       09-30-2003     09-30-2002
----                                               --------       ----------     ----------


CURRENT ASSETS                                 DOLLARS              -1,084,194      1,333,867
CURRENT ASSETS                                 OTHER CUR.              -72,836         35,331
MARKETABLE SECURITIES                          DOLLARS              -4,300,205        980,251
CLIENTS                                        DOLLARS                -476,913        450,589
CLIENTS                                        OTHER CUR               227,690      1,094,278
TIME DEPOSITS                                  DOLLARS                -131,752      5,606,858
INVENTORY                                      DOLLARS                -300,861        724,432
INVENTORY                                      OTHER CUR                     0            220
LONG TERM INVESTMENTS                          DOLLARS                -783,301      1,330,756
FUTURE CONTRACT EFFECT                         DOLLARS                -763,376              0
INFLATIONARY EFFECT                            DOLLARS                -391,258              0
OTHER ASSETS                                   DOLLARS                -270,564      1,180,439
OTHER ASSETS                                   OTHER CUR.              -14,363          5,807

TOTAL (DEBITS) CREDITS                                              -8,361,933     12,742,828

SHORT-TERM BANK CREDITS                        DOLLARS                       0         -3,888
ACCOUNT PAYABLE                                DOLLARS                       0              0
DOCUMENTS PAYABLE                              DOLLARS                 464,731       -742,392
DOCUMENTS PAYABLE                              OTHER CUR.              -45,146       -104,662
MISCELLANEOUS CREDITORS SHORT TERM             DOLLARS                  64,714       -109,118
SHORT TERM RESERVES                            DOLLARS                   2,897       -205,976
LONG-TERM BANK CREDITS                         DOLLARS               2,882,000              0
LONG-TERM CREDITORS                            DOLLARS                   7,134       -265,405
LONG TERM RESERVES                             DOLLARS                 259,380       -340,705
OTHER LONG-TERM  LIABILITIES                   DOLLARS                -104,672        905,769
OTHER LONG-TERM  LIABILITIES                   OTHER CUR.              -27,906       -214,970
FUTURE CONTRACT EFFECT                         DOLLARS              -7,410,605              0
INFLATIONARY EFFECT                            DOLLARS                       0              0

TOTAL (DEBITS) CREDITS                                              -3,907,473     -1,081,347

(LOSS) PROFIT FROM EXCHANGE DIFFERENCES                            -12,269,406     11,661,481

                            31. Extraordinary Items

As of September 30, 2003 and 2002 there are no extraordinary item.

    32. Expenses for the issue and placement of stocks and debt instruments


The parent company and the subsidiary S.A. Vina Santa Rita carried out bond placements in August 2002 and March 2001, incurring in placement expenses that as of September 30, 2003 totaled Th Ch$ 3,793,386 (Th Ch$ 4,191,997 in 2002).

The charge to Results for the amortization of these expenses for year 2003 amounts Th Ch$ 277,966 (Th CH$ 72,558 in 2002) and is beaing realized according to the maturity of each series.


DETAIL                                        2003                        2002
                                   Short -Term    Long-Term     Short -Term   Long-Term
                                   -----------    ---------     -----------   ---------

Rate Placement Differential           198,127     2,337,221        197,966     2,535,429
Stamp Tax                             141,789       995,222        146,606     1,171,505
Placement Commissions and other        23,584        97,443         22,711       111,917
Other                                       0             0            636         5,227
                                    ---------     ---------      ---------     ---------
                                      363,500     3,429,886        367,919     3,824,078

                            33. Cash Flow Statement


CASH FLOW STATEMENT

The values included in MISCELLANEOUS on the Cash Flow Statement are detailed on the attached appendix.


CRISTALERIAS DE CHILE S.A.

CASH FLOW STATEMENT

1. The following is the detail of the item OTHERS:

                                               2003          2002
                                              Th Ch$        Th Ch$

541.11.40   Other Income Received
            Treasury Refund Income Tax
            and others                         1,002,072      127,418
            Recover VAT exportation            1,368,663    1,379,565
            Discount for paid of customs
            duties                                     0      303,445
            Severance insurance                   66,924      211,989
            Other income                         314,328      365,883
            Total                              2,751,987    2,388,300

541.11.80   Other expenses paid
            Exchange difference                5,243,049      612,683
            Donations                             58,877       44,871
            Finished personnel contracts               0       12,114
            Advice Services                      102,471      108,006
            Shareholder's bonds                   75,114            0
            Customs duties                             0       64,032
            Other expenses                       586,852      668,054
            Total                              6,066,363    1,509,759

541.12.75   Other financial payments
            Maturity of future contracts         694,920            0
            Others                                64,484            0
            Total                                759,404            0

541.13.15   Sale of other investments
            Redemption Time Dep. over 90
            days                                       0   10,954,454
            Redemption interests L.T.
            bonds                                      0      539,039
            Other                                               3,056
            Total                                     --   11,496,549

541.13.30   Other income from  investments
            Maturity of future contracts       2,261,336    4,634,901
            Total                              2,261,336    4,634,901

541.13.65   Other investment disbursements
            Purchase of shares                   318,170      366,017
            Future contracts                   5,891,184      728,898
            Others                                 2,817       30,400
            Total                              6,212,171    1,125,315


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future parent company cash flows:



            ITEM                              Amount Th Ch $          Due Date

            Dividend 155                           960,000          October-03
            Amounts payable investment             213,469          October-03
            Amounts payable investment             173,757         Decembre-03
                                                  --------
            Total                                 1,347,226

                           34. Derivative Contracts


FUTURE CONTRACTS IN FOREIGN CURRENCY

The parent company and its subsidiaries S.A. Vina Santa Rita and Ciecsa S.A. have signed future sales contracts in foreign currency of Th US$ 93,600 in 2003 (Th US$ 129,700 in 2002) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.


Additional information is presented on the attached chart listed in the order of each quarterly expiration period.

CRISTALERIAS DE CHILE S.A.
NOTE 34: DERIVATIVE CONTRACTS

                                           MATURITY OR                       DESCRIPTION OF CONTRACTS
TYPE OF         TYPE OF      VALUE OF      EXPIRATION      SPECIFIC       PURCHASE/        PROTECTED ITEM OR TRANSACTION
DERIVATIVE     CONTRACT      CONTRACT         DATE         ITEM           SALE POSITION        NAME             AMOUNT
-------         -------      --------      ----------      --------       -------------    ---------------   ------------

FR                CI          24,852,472   THIRD 2004      EXCH RATE           P                  -                      -
FR                CI          25,777,830   FOURTH 2003     EXCH RATE           P                  -                      -
FR               CCPE            742,140   FIRST 2004      EXCH RATE           P             DOLLAR LOAN           742,140
FR               CCPE            742,140   FIRST 2004      EXCH RATE           P             DOLLAR LOAN           742,140
FR               CCPE          1,442,580   FOURTH 2003     EXCH RATE           P             DOLLAR LOAN         1,442,580
FR               CCPE            721,290   FOURTH 2003     EXCH RATE           P             DOLLAR LOAN           721,290
FR                CI           1,456,920   FOURTH 2003     EXCH RATE           P           PAYABLE ACCOUNT       1,456,920
FR                CI           1,456,920   FOURTH 2003     EXCH RATE           P             INVESTMENTS                 -
FR                CI             721,290   FOURTH 2003     EXCH RATE           P             INVESTMENTS                 -
FR                CI           2,769,040   THIRD 2004      EXCH RATE           P             INVESTMENTS                 -
FR                CI             692,260   THIRD 2004      EXCH RATE           P             INVESTMENTS                 -
FR                CI             353,270   FOURTH 2003     EXCH RATE           P                  -                      -
FR                CI             353,270   FOURTH 2003     EXCH RATE           P                  -                      -
FR                CI             360,805   FOURTH 2003     EXCH RATE           P                  -                      -
FR                CI             360,805   FOURTH 2003     EXCH RATE           P                  -                      -



CRISTALERIAS DE CHILE S.A.
NOTE 34: DERIVATIVE CONTRACTS

                             VALUE OF
TYPE OF         TYPE OF      PROTECTED
DERIVATIVE     CONTRACT        ITEM                         ACCOUNTS AFFECTED
                                              ASSETS/LIABILITIES          EFFECT ON RESULT
                                               NAME        AMOUNT       REALIZED    NOT REALIZED
-------        -------      ----------    ------------    ----------    --------    ------------

FR                CI                    -  LIABILITIES       895,101       -895,101            -
FR                CI                    -  LIABILITIES     3,159,028     -3,159,028            -
FR               CCPE             660,970  LIABILITIES        87,616         -6,446            -
FR               CCPE             660,970  LIABILITIES        87,710         -6,540            -
FR               CCPE           1,321,940  LIABILITIES       132,403        -11,763            -
FR               CCPE             660,970  LIABILITIES        66,486         -6,166            -
FR                CI            1,321,940  LIABILITIES       141,924         -6,944            -
FR                CI                    -  LIABILITIES       140,658       -140,658            -
FR                CI                    -  LIABILITIES        68,875        -68,875            -
FR                CI                    -  LIABILITIES       126,305       -126,305            -
FR                CI                    -  LIABILITIES        31,576        -31,576            -
FR                CI                    -  LIABILITIES        25,517        -25,517            -
FR                CI                    -  LIABILITIES        25,517        -25,517            -
FR                CI                    -  LIABILITIES        33,391        -33,391            -
FR                CI                    -  LIABILITIES        33,953        -33,953            -


                      35. Contingencies and Restrictions


CONTINGENCIES AND COMMITMENTS

As of September 30, 2003, there are a guarantees delivered in the amount of Th Ch$ 7,944 (Th Ch$ 7,938 in 2002), according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of September 30, 2003 and 2002 there are lawsuits and other legal actions pending corresponding to the subsidiary Red Televisiva Megavision, which are presented in the annexed chart.


RESTRICTIONS


I. SYNDICATED LOAN
In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 50 million, there are certain financial obligations mentioned as follows:


a) TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio exceed the 0.45 to 1.0 ratio at any time.

Capitalization is defined as the sum of Net Worth plus Minority Interest plus total consolidated debt.


b) TOTAL CONSOLIDATED DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Net Consolidated Debt to EBITDA ratio to exceed the 2.5 to 1.0 ratio at any time.

Consolidated EBITDA is defined as the following: operating income plus depreciation and amortization, plus non-cash charges (as long as they have been deduced whe determining operating income) and cash income from interests minus non-cash credits (as long as they have been added when determining operating income), in each case for each period.


c) INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than the following ratios during the following periods: 3.5 from January 01 2001 to December 31, 2002; 4.0 from January 01, 2003 onwards.

Interest coverage at the day of determination is defined as the ratio between unconsolidated EBITDA for the period of four consecutive fiscal quarters that end on or most recently ended before, that date; and interest expenses for that period.

d) NET EQUITY

Cristalerias de Chile S.A. should maintain a minimum amount of  UF 10,000,000.

Cristalerias de Chile S.A. complies with 100% of the restrictions agreed with the creditor banks.


II. BOND ISSUE

The bond issue contract signed on May 29, 2002 with Banco Chile as the bonds owners' representative, establishes among others the following obligations:


 a)      Financial Indicators

         Individual Balance:        Indebtedness no higher than 1.2 times.

         Consolidate Balance:       Indebtedness no higher than 1.4 times.

b) Insurances for the Company and its subsidiaries' fixed assets.

c) The operations refered to by art. 44 and 89 of law 18,046 must be carried out according to the conditions that these establish.

d) Other minor restrictions related with the bond issue contract.

Cristalerias de Chile S.A. complies with 100% of restrictions agreed with the bonds' creditors.


OTHER CONTINGENCIES

As of September 30, 2003 and 2002, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.
NOTE 35:  CONTINGENCIES AND RESTRICTIONS  DIRECT GUARANTEES




                                    NAME                                               ASSETS COMMITTED
  CREDITOR OF GUARANTEE            DEBTOR            RELATIONSHIP  TYPE OF GUARANTEE   TYPE    BOOK VALUE
  ---------------------            ------            ------------  -----------------   ----    ----------

EDIFICIO METROPOLIS AGF     CRISTALERIAS DE CHILE     COMMERCIAL     TIME DEPOSIT      FLOOR          7,944
                                    S.A.
BANCO SANTANDER           RED TELEVISIVA MEGAVISION   COMMERCIAL       MORTGAGE        LAND       3,503,419
SCOTIABANK                RED TELEVISIVA MEGAVISION   COMMERCIAL        PLEDGE         TV EQUIP     238,310
BANCO CREDITO E           RED TELEVISIVA MEGAVISION   COMMERCIAL       MORTGAGE        TV EQUIP      58,536
INVERSIONES
SUNDRY CLIENTS            RED TELEVISIVA MEGAVISION   COMMERCIAL      ADVERTISING        -                0
GRUPO TELEVISA S.A.       RED TELEVISIVA MEGAVISION   COMMERCIAL        PLEDGE         SHARES             0


  CREDITOR OF GUARANTEE            DEBTOR            RELATIONSHIP  TYPE OF GUARANTEE   ASSETS COMMITTED
                                    NAME



                          BALANCES PENDING PAYMENT
                          AS OF CLOSING DATE OF
                          FINANCIAL STATEMENTS
                          09/30/2003    09/30/2002    09/30/2004     ASSETS    09/30/2005    ASSETS     09/30/2006     ASSETS
                          ----------    ----------    ----------     ------    ----------    -------    ----------     ------

EDIFICIO METROPOLIS AGF        7,944         7,938             0          0            0           0         7,944          0

BANCO SANTANDER            1,847,649     2,086,212       471,630          0      458,673           0       458,673          0
SCOTIABANK                 2,073,691     2,481,430       447,011          0      406,670           0       406,670          0
BANCO CREDITO E              424,337       593,316       170,149          0      169,460           0        84,728          0
INVERSIONES
SUNDRY CLIENTS             9,869,662     9,726,862             0          0            0           0             0          0
GRUPO TELEVISA S.A.                0     2,314,333             0          0            0           0             0          0


CRISTALERIAS DE CHILE S.A.

NOTE 35:  CONTINGENCIES AND RESTRICTIONS
INDIRECT GUARANTEES


                                    NAME                                               ASSETS COMMITTED
  CREDITOR OF GUARANTEE            DEBTOR            RELATIONSHIP  TYPE OF GUARANTEE   TYPE    BOOK VALUE
  ---------------------            ------            ------------  -----------------   ----    ----------



       Societe des            RAYEN CURA S.A.I.C.       AFFILIATE       SOLIDARY        0             0
     Participations
      Financieres et
      Industrielles


  Envases CMF guarantee    CRISTALERIAS DE              AFFILIATE       SOLIDARY        0             0
         P.I.A.S           CHILE S.A.





                          BALANCES PENDING PAYMENT
                          AS OF CLOSING DATE OF
                          FINANCIAL STATEMENTS
                          09/30/2003    09/30/2002    09/30/2004     ASSETS    09/30/2005    ASSETS     09/30/2006     ASSETS
                          ----------    ----------    ----------     ------    ----------    -------    ----------     ------


       Societe des        2,665,031     3,993,977        761,437          0      761,437           0      1,142,157          0
     Participations
      Financieres et
      Industrielles


  Envases CMF guarantee     226,849             0              0          0            0           0        226,849          0
         P.I.A.S


CRISTALERIAS DE CHILE S.A.
NOTE 35: Contingencies and Restrictions
Trials



     Court          Cause Rol         Origin                    Stage                        Committed amount
     -----          ---------         ------                    -----                        ----------------

       12           3025-1997          Civil       Given sentence in first verdict                100,000
       16           4822-1999          Civil       Given sentence in first verdict                 10,000
       1            1242-2000          Labor            First verdict pending                      10,000
       5            3468-2001          Labor            First verdict pending                       3,000
       1            4391-2003          Labor            First verdict pending                       2,100
       1            3538-2000          NTVC           Sight and verdict pending                       900


                  36. Guarantees obtained from third parties


As of September 30, 2003 and 2002 the company has received guarantees from third parties that are shown below:


Item
                                                                          2003               2002
                                                                         ThCh$              ThCh$
                                                                         -----              -----

Rental of Property BankBoston (UF 367.69)                                    0              6,230
Rental of Property to Telecomunicaciones
Cono Sur Ltda. (UF 130)                                                  2,203              2,201
Rental of Property Office AGF Building (UF 365.9)                        6,201              3,979
Rental of Property Office Metropolis (UF 189.2)                          3,206                  0
Rental of Property Office Banco Security                                 5,152                  0
Sight drafts suppliers                                                   1,674              1,423
Installation of Buin Tanks (Tersanoix S.A.)                            155,112            286,431
Purchase of vine stem cuttings and plants (Intelmaq)                    35,051             44,520
Underground materials storehouse Buin Salfa Montajes                    31,834             33,293
Grape purchase                                                       1,048,057            299,927
Buin Casino Construction                                                31,688                  0
                                                                       -------            -------
                                                                     1,320,178            678,004

                        37. Local and Foreign Currency


Charts attached show the foreign currency balance as of September 30, 2003 and 2002.


Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY

ASSETS

                                                                                          Amount
                    Items                                Currency                09302003               09302002
                    -----                                --------                --------               --------

Current Assets
Available funds                                Nonadjust. Ch$                         1,506,586          2,671,539
                                               Other currencies                         141,817            514,645
                                               Dollars                                  228,115         32,747,344
                                               Euros                                      5,179                  0
                                               Argentine Peso                            13,374                  0
Time deposits                                  Dollars                                        0                  0
                                               Adjustable Ch$                         5,261,345          7,214,531
                                               Nonadjust Ch$                          1,661,839                  0
Marketable Securities                          Dollars                                4,503,878          4,516,458
                                               Adjustable Ch$                        59,903,258          8,222,994
Sales receivable                               Nonadjust Ch$                         30,598,884         28,050,343
                                               Dollars                                4,460,659          4,289,899
                                               Euros                                  3,166,147                  0
                                               Other currencies                       2,149,433          5,245,124
                                               Argentine Peso                           194,124                  0
Documents Receivable                           Nonadjust. Ch$                         4,567,097          5,211,778
                                               Dollars                                        0            148,193
                                               Other currencies                          16,000             29,734
Sundry Debtors                                 Nonadjust. Ch$                           628,451            434,670
                                               Adjustable Ch$                            78,002            531,984
                                               Dollars                                  747,036             21,986
                                               Other currencies                          98,693             32,815
Documentos and Accts. Receivable               Dollars                                   64,443                  0
                                               Nonadjust. Ch$                           425,388            463,521
                                               Adjustable Ch$                           254,322                  0
Inventory                                      Adjustable Ch$                        30,836,627          5,300,724
                                               Nonadjust. Ch$                           447,191         25,644,577
                                               Dollars                                4,544,445          3,901,992
                                               Other currencies                         660,403            558,576
Taxes Receivable                               Nonadjust. Ch$                                 0                  0
                                               Adjustable Ch$                         2,622,506            473,437
                                               Other currencies                          38,152                  0
                                               Argentine Peso                            20,921                  0
Prepaid expenses                               Adjustable Ch$                           922,495            727,465
                                               Nonadjust. Ch$                           229,286            169,459
                                               Dollars                                  220,725            182,418
                                               Argentine Peso                            15,660                  0
Deferred Taxes                                 Nonadjust. Ch$                         1,432,239          1,650,350
                                               Adjustable Ch$                                 0                  0
Other Current Assets                           Nonadjust. Ch$                         2,622,831          6,558,430
                                               Adjustable Ch$                         1,564,362          5,115,555
                                               Dollars                                4,746,725         31,728,483
Fixed Assets
FIXED ASSETS                                   Adjustable Ch$                       138,675,566        130,156,094
Other Assets
Investments in related companies               Adjustable Ch$                       105,659,811         95,775,981
                                               Dollars                                        0         17,079,169
Investments in other companies                 Adjustable Ch$                           827,235          1,319,838
Negative Goodwill                              Adjustable Ch$                         9,607,498          4,433,603
                                               Dollars                                        0          5,937,234



                                      74

Longterm debtors                               Adjustable Ch$                           161,890            205,277
Documents receivable in rel.companies          Nonadjust. Ch$                             2,898              1,445
Intangibles                                    Adjustable Ch$                        11,779,991         11,747,268
Amortization                                   Adjustable Ch$                        -1,155,149            969,802
Other                                          Adjustable Ch$                         4,128,304          4,623,624
                                               Nonadjust. Ch$                           221,654            706,171
                                               Dollars                                9,715,501         13,082,898
                                               Argentine Peso                           457,973            277,602
Long-term debtors                               Dollars                                  66,097                  0
Intangibles                                    Argentine Peso                            34,565                  0
Total Assets
                                               Nonadjust. Ch$                        44,344,344         71,562,283
                                               Other currencies                       3,104,498          6,380,894
                                               Dollars                               84,697,004        117,342,610
                                               Euros                                  3,171,326                  0
                                               Argentine Peso                           736,617            277,602
                                               Adjustable Ch$                       315,728,683        271,172,037

Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY  CURRENT LIABILITIES



ITEM                                   Currency                                           Up to 90 days

                                                                        09.30.2003                       09.30.2002
                                                                   Amount       Avg.Annual          Amount          Avg.Annual
                                                                  Thou Ch$       Int. Rate         Thou Ch$         Int. Rate
                                                                  --------       ---------         --------         ---------

Current Liabilities

Short-term obligations with banks     Nonadjust. Ch$                       0               0          1,031,487             3.72
and financial institutions            Other currencies                 4,446            2.76                  0                0
                                      Dollars                        133,115            1.88             75,872              2.6
Long-term obligations with banks       Adjust. Ch$                   136,073           1.925          1,086,750             4.22
and financial institutions            Adjust. Ch$                    807,575            4.43                  0                0
                                      Dollars                              0               0            519,939             5.57
                                      Dollars                        788,735            1.74              3,210              3.0
                                      Nonadjust. Ch$                 134,457            4.94                  0                0
Obligations with the public           Adjust. Ch$                    365,391            6.25                  0                0
                                      Adjust. Ch$                          0               0                  0                0
                                      Adjust. Ch$                          0               0            216,303                0
Longterm obligations with 1 year      Adjust. Ch$                          0               0                  0                0
maturity                              Adjust. Ch$                          0               0                  0                0
                                      Dollars                          8,025              11             19,413               11
Dividends payable                     Nonadjust. Ch$                 505,634               0            552,853                0
Accounts payable                      Nonadjust. Ch$               9,103,531               0          9,743,314                0
                                      Dollars                      1,481,820               0          1,109,652                0
                                      Euros                           15,223               0                  0                0
                                      Other currencies                 4,956               0            155,421                0
                                      Argentine Peso                  93,637               0                  0                0
Documents Payable                     Dollars                      2,030,024               0          1,314,668                0
                                      Adjust. Ch$                     14,239               0             41,139                0
                                      Other currencies               173,852               0            208,588                0
                                      Euros                            1,813               0                  0                0
                                      Argentine Peso                 106,737               0                  0                0
Sundry Creditors                      Dollars                        742,159               0                  0                0
                                      Nonadjust. Ch$                 306,585               0          2,022,423                0
Withholdings                          Nonadjust. Ch$               3,056,563               0          2,474,179                0
                                      Argentine Peso                  22,144               0                  0                0
                                      Other currencies                     0               0             11,490                0
Prepaid income                        Nonadjust. Ch$               4,919,157               0          2,836,481                0


Docts and accts payable to rel co.    Adjust. Ch$                     59,332               0                  0                0
                                      Nonadjust. Ch$                 713,213               0            775,446                0
                                      Dollars                              0               0                  0                0
Income Tax                            Nonadjust. Ch$                       0               0                  0                0
Provisions                            Adjust. Ch$                    266,967               0            537,389                0
                                      Euros                              694               0                  0                0
                                      Dollars                        656,412               0          3,186,561                0
                                      Nonadjust. Ch$               6,510,916               0          7,668,247                0
                                      Argentine Peso                  57,216               0                  0                0
                                      Other currencies               187,368               0          1,188,570                0
Other Current Liabilities             Dollars                        118,378               0                  0                0
                                      Adjust. Ch$                  4,937,682               0                  0                0
Total Current Liabilities
                                      Nonadjust Ch$               25,250,056                        27,104,430
                                      Other currencies               370,622                         1,564,069
                                      Dollars                      5,958,668                         6,229,315
                                      Adjust. Ch$                  6,587,799                         1,881,581
                                      Euros                           17,730                                 0
                                      Argentine Peso                 279,734                                 0




Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY  CURRENT LIABILITIES

ITEM                                   Currency                                 90 Days to 1 Year

                                                                  09.30.2003                      09.30.2002
                                                              Amount       Avg.Annual       Amount         Avg.Annual
                                                             Thou Ch$      Int. Rate       Thou Ch$        Int. Rate
                                                             --------      ---------       --------        ---------

Current Liabilities

Short-term obligations with banks     Nonadjust. Ch$                  0              0               0                0
and financial institutions            Other currencies           13,337           2.76           9,755             3.09
                                      Dollars                         0              0               0                0
Long-term obligations with banks      Adjust. Ch$                     0              0               0                0
and financial institutions            Adjust. Ch$               598,725           4.43               0                0
                                      Dollars                         0              0       2,454,206             3.66
                                      Dollars                 1,272,003           1.90      22,012,661              3.0
                                      Nonadjust. Ch$            134,457           4.94               0                0
Obligations with the public           Adjust. Ch$                     0              0         340,062             4.75
                                      Adjust. Ch$               378,336           4.75         434,896             5.80
                                      Adjust. Ch$               397,253           5.80         581,937                0
Longterm obligations with 1 year      Adjust. Ch$                 1,223            7.0               0                0
maturity                              Adjust. Ch$                     0              0           1,240              7.0
                                      Dollars                   190,030          10.98         154,004               11
Dividends payable                     Nonadjust. Ch$                  0              0               0                0
Accounts payable                      Nonadjust. Ch$             94,640              0               0                0
                                      Dollars                 1,230,796              0       2,304,754                0
                                      Euros                           0              0               0                0
                                      Other currencies                0              0               0                0
                                      Argentine Peso                  0              0               0                0
Documents Payable                     Dollars                   122,309              0         141,379                0
                                      Adjust. Ch$                14,238              0          52,499                0
                                      Other currencies                0              0               0                0
                                      Euros                           0              0               0                0
                                      Argentine Peso                  0              0               0                0
Sundry Creditors                      Dollars                         0              0               0                0
                                      Nonadjust. Ch$                  0              0               0                0
Withholdings                          Nonadjust. Ch$                  0              0               0                0
                                      Argentine Peso                  0              0               0                0
                                      Other currencies                0              0               0                0
Prepaid income                        Nonadjust. Ch$                  0              0               0                0


                                      76

Docts and accts payable to rel co.    Adjust. Ch$                     0              0               0                0
                                      Nonadjust. Ch$                  0              0               0                0
                                      Dollars                    64,443              0               0                0
Income Tax                            Nonadjust. Ch$                  0              0       1,046,016                0
Provisions                            Adjust. Ch$                     0              0               0                0
                                      Euros                     562,508              0               0                0
                                      Dollars                   682,454              0               0                0
                                      Nonadjust. Ch$            396,135              0         181,111                0
                                      Argentine Peso                  0              0               0                0
                                      Other currencies          343,620              0               0                0
Other Current Liabilities             Dollars                         0              0               0                0
                                      Adjust. Ch$                                    0               0                0
Total Current Liabilities
                                      Nonadjust Ch$             625,232              -      1,227,127                 -
                                      Other currencies          356,957              -          9,755                 -
                                      Dollars                 3,562,035              -     27,067,004                 -
                                      Adjust. Ch$             1,389,775              -      1,410,634                 -
                                      Euros                     562,508              -              0                 -
                                      Argentine Peso                  0              -              0                 -



Cristalerias de Chile S.A.
NOTE 37: LOCAL AND FOREIGN CURRENCY  LONGTERM LIABILITIES CURRENT PERIOD  09302003


                                                                       1-3 Years                       3-5 years
                                                               Amount          Average         Amount         Average
ITEM                                     Currency            Thou Ch$       Interest Rate     Thou Ch$     Interest Rate
----                                     --------            --------       -------------     --------     -------------

Obligations with Banks and        Dollars                        8,262,125           1.925     24,786,375           1.925
Financial Institutions            Dollars                        1,022,778            1.84              0               0
                                  Argentine Peso                    57,464            1.75              0               0
                                  Nonadjust. Ch$                   672,286            4.94              0               0
                                  Adjustable Ch$                 4,072,967            4.43        406,670            4.43
Obligations with the public       Adjustable Ch$                16,946,030            4.75     16,946,030            4.75
                                  Adjustable Ch$                         0               0              0               0
                                  Adjustable Ch$                 3,389,206            6.25              0               0
Long-term creditors                Dollars                         132,917           11.06              0               0
                                  Dollars                           87,439           11.16          4,252             8.6
                                  Adjustable Ch$                    38,066               0              0               0
                                  Nonadjust. Ch$                    97,849               0              0               0
Deferred taxes                    Adjustable Ch$                 2,327,556               0              0               0
                                  Nonadjust. Ch$                 2,388,179               0              0               0
Long-term provisions               Dollars                       3,514,837               0              0               0
                                  Adjustable Ch$                 4,108,548               0              0               0
Total long-term liabilities
                                 Dollars                        13,020,096               -     24,790,627               -
                                 Argentine Peso                     57,464               -              0               -
                                 Nonadjust. Ch$                  3,158,314               -              0               -
                                 Adjustable Ch$                 30,882,373               -     17,352,700               -



                                                                     5-10 Years                More than 10 years
                                                             Amount         Average         Amount        Average
ITEM                                     Currency            hou Ch$     Interest Rate     Thou Ch$    Interest Rate
----                                     --------            -------     -------------     --------    -------------

Obligations with Banks and        Dollars                             0               0              0              0
Financial Institutions            Dollars                             0               0              0              0
                                  Argentine Peso                      0               0              0              0
                                  Nonadjust. Ch$                      0               0              0              0
                                  Adjustable Ch$                      0               0              0              0
Obligations with the public       Adjustable Ch$                      0               0              0              0
                                  Adjustable Ch$              4,209,191             5.8     31,377,472            5.8
                                  Adjustable Ch$                      0               0     16,946,030           6.25
Long-term creditors                Dollars                            0               0              0              0
                                  Dollars                             0               0              0              0
                                  Adjustable Ch$                      0               0              0              0
                                  Nonadjust. Ch$                      0               0              0              0
Deferred taxes                    Adjustable Ch$                      0               0              0              0
                                  Nonadjust. Ch$                      0               0              0              0
Long-term provisions               Dollars                            0               0              0              0
                                  Adjustable Ch$                      0               0              0              0
Total long-term liabilities
                                 Dollars                              0               -              0
                                 Argentine Peso                       0               -              0
                                 Nonadjust. Ch$                       0               -              0
                                 Adjustable Ch$               4,209,191               -     48,323,502



Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY
          LONGTERM LIABILITIES PREVIOUS PERIOD  09302002


                                                             1-3 Years                             3-5 Years
                                                             Amount            Average          Amount         Average
ITEM                                        Currency         Thou Ch$         Interest Rate      Thou Ch$     Interest Rate
----                                        --------         --------         -------------      --------     -------------


Obligations with banks                Dollars                  16,509,497                3              0               0
and financial institutions            Dollars                   3,578,165              329              0               0
                                      Dollars                   3,578,143              422      2,220,274               0
                                      Other currencies             24,142              342         22,634             412
Documents payable                     Adjustable Ch$               28,454                0              0               0
                                      Dollars                     131,629                0              0               0
Obligations with public               Adjustable Ch$            8,466,113              475     16,932,226             475
                                      Adjustable Ch$                    0                0              0               0
                                      Adjustable Ch$                    0                0      3,386,445             614
Long-term creditors                    Dollars                    870,420             1106        149,504            1106
                                      Dollar                      217,091               11         64,344              11
                                      Dollar                    1,906,847                0              0               0
                                      Adjustable Ch$               47,309                0              0               0
                                      Adjustable Ch$                2,439                7          1,219               7
Long-Term provisions                   Dollars                  1,570,502                0              0               0
                                      Adjustable Ch$            3,873,652                0              0               0
Deferred taxes                        Nonadjust. Ch$            1,240,347                0              0               0
Total long-term liabilities
                                      Dollars                  28,362,294                -      2,434,122               -
                                      Other currencies             24,142                -         22,634               -
                                      Adjustable Ch$           12,417,967                -     20,319,890               -
                                      Nonadjust. Ch$            1,240,347                -              0               -




                                                                               5-10 Years    More than 10 years
                                                            Amount        Average         Amount         Average
ITEM                                        Currency         Thou Ch$    Interest Rate     Thou Ch$     Interest Rate
----                                        --------         --------    -------------     --------     -------------


Obligations with banks                Dollars                       0              0               0              0
and financial institutions            Dollars                       0              0               0              0
                                      Dollars                       0              0               0              0
                                      Other currencies          2,594              0               0              0
Documents payable                     Adjustable Ch$                0              0               0              0
                                      Dollars                       0              0               0              0
Obligations with public               Adjustable Ch$        8,466,113            475               0              0
                                      Adjustable Ch$        4,741,023             58      30,816,651             58
                                      Adjustable Ch$                0              0      16,932,226            614
Long-term creditors                    Dollars                      0              0               0              0
                                      Dollar                    2,543             11               0              0
                                      Dollar                        0              0               0              0
                                      Adjustable Ch$                0              0               0              0
                                      Adjustable Ch$                0              0               0              0
Long-Term provisions                   Dollars                      0              0               0              0
                                      Adjustable Ch$                0              0               0              0
Deferred taxes                        Nonadjust. Ch$        1,994,998              0               0              0
Total long-term liabilities
                                      Dollars                   2,543              -               0              -
                                      Other currencies          2,594              -               0              -
                                      Adjustable Ch$       13,207,136              -      47,748,877              -
                                      Nonadjust. Ch$        1,994,998              -               0              -

                                 38. Penalties


The SVS or other administrative authorities have not imposed any penalties during the 2003 and 2002 fiscal years to the Company, its Board nor administrative personnel.

                             39. Subsequent Events


On October 15, 2003, the Parent Company paid interim dividend No. 155 of Ch$ 15 per share, over 64,000,000 shares.

Between the closing date of the financial statements and the issue date of the present report no more subsequent events that could affect significantly the Company's economic and financial condition have been registered.

                       40. COMPANIES UNDER SPECIAL NORMS


Not applicable.

                                41. ENVIRONMENT


On its ongoing concern for environmental preservation, as of September 30, 2003 the Parent Company has effected investments of Th Ch$ 206,027, corresponding mainly to the purchase of NOX emission treatment equipment, installed on new Furnace B.

As of September 30, 2002, investments of Th Ch$ 189,302 were made on the repair of an electrostatic precipitator to filter the gases discharged from our smelting processes.

The subsidiary S.A. Vina Santa Rita has invested Th Ch$ 35,573 as of September 2003 (Th Ch$ 29,589 in 2002), to comply with the ordinances and laws related to Industrial Process and Installations.

                            42. STOCK TRANSACTIONS


During the 2003 and 2002 fiscal years the Parent Comoany's members of the board, controlling stockholders, related individuals and entities did not carry out stock transactions.

                       43. DISTRIBUTION OF SHAREHOLDERS


The distribution of stockholders as of September 30, 2003 and 2002 is the following:



                                              % of Shareholding                 No. of Shareholders
TYPE OF SHAREHOLDER                 2003                2002                    2003            2002
-------------------                 ----                ----                    ----            ----

10% or more shareholding             34.03            34.03                        1                 1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                   65.83            65.83                      263               262

Less than 10% shareholding
with investment lower than
200 UF                                0.14             0.14                      774               817
                                    ------           ------                    -----             -----
TOTAL                               100.00           100.00                    1,038             1,080

CONTROLLER OF THE COMPANY            52.14            52.14                        3                 3


                            44. BOARD REMUNERATIONS


As of September 30, 2003 and 2002 Th Ch$ 901,096 and Th Ch$ 901,937 were paid for honoraries and participation respectively, as follows:


                                                  2003              2002
                                                  ThCh$             ThCh$
                                                  -----             -----

Participation of previous fiscal year profits    890,764          890,583
Session assistance                                 4,190            4,233
Board Committee                                    1,344            1,039
Honoraries paid                                    4,798            6,082
                                                 -------          -------
TOTAL                                            901,096          901,937



On the other hand, Th Ch$ 227,786 have been provisioned for participation of year 2003 (Th Ch$ 800,062 in 2002).

                               45. TIME DEPOSITS


As of September 30, 2003 and 2002 the Company presents the following information:


INSTITUTION                             CURRENCY                    2003                       2002
                                                                     Th$                        Th$

Banco de Santiago                          US$                            0                            0
Banco Deutsche Bank Chile S.A.             US$                            0                            0
Banco Santander New York                   US$                            0                            0
Banco Santander Santiago                   US$                    5,261,345                            0
Banco Chile                                US$                            0
Banco de Credito e Inversiones             US$                            0
Banco Scotiabank                           US$                            0                            0
Banco Edwards                              US$                            0                            0
Banco Santiago.                            UF                             0                            0
BankBoston                                  $                       369,675                            0
Banco de Santander Santiago                 $                             0                    7,214,531
Banco de Chile                              $                     1,292,164
                                                                  ---------                    ---------
    TOTAL                                                         6,923,184                    7,214,531


                                RELEVANT EVENTS



As of September 30, 2003 there are no relevant events registered to comment.

            RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS
                           AS OF SEPTEMBER 30, 2003


CONSOLIDATED FINANCIAL INDICATORS



                                                              09-30-2003      09-30-2002     12-31-2002
Liquidity
Current liquidity                            times                 3.82           2.74           4.51
Acid ratio                                   times                 2.88           2.16           3.61

Indebtedness
Leverage ratio                               times                 0.82           0.82           0.80
Short-term debt                                %                   24.1           34.2           21.3
Long-term debt                                 %                   75.9           65.8           78.7
Interest Expenses Coverage                   times                 1.69           6.16           4.81

Activity
Total assets                                 MM Ch$             451,782        466,735        461,528
Investments                                  MM Ch$              25,315         15,867         18,409
Disposal of property                         MM Ch$                 315             94            242
Inventory turnover                           Times                 n.a.           n.a.           n.a.
Inventory permanence                          Days                 n.a.           n.a.           n.a.

Results
Sales                                        MM Ch$             123,648        116,809        164,278
Cost of sales                                MM Ch$              78,108         68,640         96,673
Operating income                             MM Ch$              27,107         30,178         42,443
Interest expenses                            MM Ch$               5,180          4,631          6,976
Nonoperating result                          MM Ch$            (21,364)        (4,340)       (13,262)
E.B.I.T.D.A.                                 MM Ch$              20,096         39,262         48,059
Aftertax income                              MM Ch$               2,416         16,448         18,014

Profitability
Return on equity                               %                    1.0            7.1            7.9
Return on assets                               %                    0.5            3.7            4.1
Return on operating assets                     %                   11.8           13.7           19.4
Income per share                               $                   37.7          257.0          281.5
Return on dividends                            %                    1.9            3.4            2.9


Current liquidity:           Ratio of current assets to current liabilities.
Acid ratio:                  Ratio of uncommitted funds to current liabilities.
Leverage ratio:              Ratio of total liabilities to net worth.
Interest Expenses Coverage:  Result before taxes and interest divided by interest expenses.
Inventory turnover:          Ratio between cost of sales of the period and
                                average inventory.
Inventory permanence:        Ratio between average
                                inventory and sales cost of the
                                period, multiplied by 360 days.
E.B.I.T.D.A:                 Result before taxes, interest, taxes,
                                depreciation and amortization,
                                and extraordinary items.
Return on dividends:         Sum of dividends paid in the last twelve months
                                divided by market price of stock at closing of period.

The main trends observed in the 2003 fiscal year indicators are:

LIQUIDITY INDICES

An increase in the index can be observed with respect to September 2002 in the liquidity index as a consequence the payment of short-term bank debt, repayment of 50% of a syndicated loan, and that part of the funds obtained from the long term bonds issue of August 2002 was placed in short-term financial instruments.

With respect to December 2002, a slight decrease can be observed in the index due to the decrease of current assets in turn due to investments in related comoanies and payments of fixed asset investments.


INDEBTEDNESS INDICES

The leverage ratio has kept stable with respect to previous periods.

The distribution of short and long-term debt shows a decrease in the short-term debt, due to financing decisions carried out in 2002 fiscal year, which finished with the re-structuring of the syndicated loan.

The interest expenses coverage ratio has registered a slight decrease with respect to the previous year due to higher interest expenses originated since August 2002 onwards for bonds issued, and lower income in the present fiscal year.


PROFITABILITY INDICES

Equity and asset profitability indeces show a decrease with respect to September and December 2002, due to a lower net income in 2003.

Likewise, despite better results at related companies, lower non-operating expenses and lower price level restatements, an important decrease is shown by the non-operating result compared with the previous period, due to a negative exchange difference of Th Ch$ 12,269.

On the other hand, return of dividends index shows a decrease with respect to the previous year, fundamentaly due to an increase in the market price of the Company's shares in the stock exchange.



2.       DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF MAIN ASSETS.


The financial statements as of September 30, 2003 have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, provisions, and technical revaluations. We believe the foregoing is a reasonable way to value the Company's permanent investments.

As of September 30, 2003 there were financial investments in shares recorded in the accounting according to their purchase price at Ch$ 4,163 million whose market value on the same date was Ch$ 6,072 million.

3.   RESULTS AS OF SEPTEMBER 2003


3a.  Consolidated Result


Cristalerias de Chile S.A. consolidates its results with Vina Santa Rita, CIECSA, Cristalchile Comunicaciones S.A., Cristalchile Inversiones S.A. and Apoger.

Cristalerias' consolidated sales reached Ch$123,648 million, 5.9% over 2002. This sales increase results from higher sales in the glass container business (6.8%), CIECSA (12.4%), and Santa Rita (0.6%). Consolidated operating income reached Ch$ 27,107 million, 10.2% below 2002, of which Ch$17,356 million were contributed by the glass container business, Ch$ 7,863 million by Santa Rita and Ch$ 1,808 million by CIECSA.

The Company's net profit was Ch$ 2,416 million, compared with Ch$ 16,448 million in the same period of 2002. This result is explained by a higher non-operting loss mainly due to losses from exchange differences and lower operting results at CIECSA and Vina Santa Rita.


In 2003 the Company registered a consolidated non-operting loss of Ch$ 21,364 million, compared with a Ch$ 4,340 million loss in 2002. The former was mainly due to a loss from exchange differences (Ch$ 12,269 million loss in 2003 compared with a Ch$ 11,661 million income in 2002), partially compensated by a lower net loss from unconsolidated subsidiaries that passed from Ch$ 9,425 million in 2002 to Ch$ 3,959 million in 2003, mainly due to better results at Rayen Cura, CMF and Vina Los Vascos, and a lower loss at Metropolis-Intercom. The net loss from subsidiaries include a Ch$ 3,128 million charge in 2003 (Ch$ 3,109 million in 2002), corresponding to goodwill amortization, which does not constitute cash flow.

The following analysis explains Cristalerias' result based on individual financial statements, as well as those of its main subsidiaries.


3b.  Individual Result


The Company had non-consolidated sales of Ch$ 54,533 million as of September 2003, which represents a 6.8% increase compared to the previous fiscal year. Volumes sold increased by 6.7% reaching 185,976 tons, mainly due to higher sales of bottles for the wine, non-returnable beer, returnable soft drinks and liquor markets.

Operating income reached Ch$ 17,356 million, compared to Ch$ 17,508 million in 2002. Higher costs of sales are due to products that had to be imported due to the reconstruction of furnace B.

Non-operating result was a loss of Ch$14,052 million in 2003 (Ch$ 2,370 million income in 2002). During 2003 a Ch$ 9,902 million loss was recorded from exchange differences (Ch$ 8,371 million income in 2002). In addition lower income was registered from Vina Santa Rita and CIECSA, and higher interest expenses. The former was compensated by higher income from Cristalchile Inversiones (owner of 40% of Rayen Cura) and Envases CMF, and a lower loss in Cristalchile Comunicaciones (owner of 50% of Metropolis-Intercom).


3c.  Results in Subsidiaries

As of September 30, 2003, Santa Rita's net income amounted Ch$ 3,735 million (Ch$ 8,388 million in 2002). In the local market, volumes increased by 1.9% and prices dropped by 4.4% in real terms, as a result of sharp competition. During the period, exports at US$ 41.9 million (US$ 40.0 million in 2002) represented 54.2% of total revenues. The operating income reached Ch$7,863 million, compared to Ch $ 9,184 million in 2002, mainly due to lower prices in the domestic market. The average price in dollars per case for the export market for Santa Rita was US$ 33.0 (US$ 30.5 in 2002) whereas the average price for the industry was US$ 23.6 per case (US$ 23.2 in 2002). Santa Rita recorded a Ch$ 3,177 million non-operating loss, compared to a Ch$ 1,274 million non-operating income in 2002, mainly due a loss from exchange differences.

Red Televisiva Megavision, CIECSA's main subsidiary, registered a Ch$1,762 million operating income, compared with an operating profit of Ch$ 3,454 million in 2002, due to an increase in costs from higher internal productions. MEGA reached a 23.0% audience share during the period (25.9% in 2002)1. Net sales increased by 11.9% reaching Ch$ 18,530 million, due to an increase in live programming. As of September 2003, MEGA had a net income of Ch$ 1,026 million (Ch$ 1,729 million in 2002). CIECSA had a Ch$ 826 million net income, compared to a Ch$ 1,063 million net income the previous year.

Envases CMF S.A. registered a Ch$ 713 million net income in 2003 compared with a Ch$464 million net income in 2002. The company increased sales by 1.8%, reaching Ch$ 25,035 million during the period. Sales volume increased by 0.4%, reaching 16,697 tons. Operating income reached Ch$ 2,237 million, 17.6% higher than the that obtained in 2002, mainly explained by higher operating efficiencies and the sale of better margin products.

In the cable TV business, Cristalchile Comunicaciones S.A. (99.99% owned by Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of 95.60% of Metropolis-Intercom S.A.

As of September 30, 2003, Metropolis-Intercom S.A. registered sales of Ch$ 33,763 million compared with Ch$ 35,227 million the previous year. Metropolis-Intercom had a net loss of Ch$ 7,394 million compared with a net loss of Ch$ 10,525 million in 2002. This result includes a depreciation charge of Ch$ 10,040 million (Ch$ 8,637 million in 2002) corresponding to the HFC network adquired in July 2000. The company ended the period with 236,000 subscribers of the basic service (239,000 in 2002) and 32,000 subscribers of bradband services, 63.7% higher than in 2002.

As a result of the abovementioned and the negative goodwill amortization charge through Cordillera Comunicaciones of Ch$ 3,128 million in the period (Ch$ 3,109 million in 2002), Cristalchile Comunicaciones recorded a net loss of Ch$ 5,250 million (net loss of Ch$ 6,846 in 2002).


4.  CASH FLOW STATEMENT

Through January/September 2003 a total net negative flow of Ch $14,721 million was generated, which is explained by a positive flow generated by operating activities of Ch$ 26,447 million which were partially offset by a negative financing flows of Ch$ 10,957 million, and a negative flow of investment activities of Ch$ 28,911 million.

The operating flow corresponds basically to the collection of sales and financial interests and other income received that were reduced in part by payment to suppliers, taxes and interests.

The negative financing flow can be explained mainly by dividends paid by Ch$ 9,030 million and net loans and Obligations with public for Ch$ 2,317 million.

--------
1 Measured between 7:30AM and 1:30AM; i.e: 18 hours daily, Monday through Sunday.

The negative investment flow is mainly explained by the incorporation of fixed assets of Ch$ 23,204 million and permanent investments for Ch$ 3,933 million and other investment disbursements for Ch$ 6,212 million, which are financed, in part, with maturities of future contracts for Ch$ 2,261 million and redemption of loans to related companies for Ch$ 1,940 million.

The foregoing results in an decrease in the final balance of cash and cash equivalent, which passed from Ch$ 90,063 million as of December 31, 2002 to Ch$ 77,608 million as of September 30, 2003.

According to the current regulations of the SVS and the Association of Accountants of Chile, term deposits and agreements with due date less than 90 days have been considered cash and cash equivalent.


5.       RISK ANALYSIS

a.       Interest rates

Cristalerias and its Subsidiaries are exposed to the risk of fluctuations in interest rates on its short-term and long-term debts. As of September 30, 2003 Short-Term and Long-Term bank liabilities and obligations with the public totaled Ch$ 134,259 million, which represents 29.7% of the Company's consolidated assets.

Bank credits totaled Ch$ 43,304 million of which Ch$ 36,477 million correspond to credits in foreign currency agreed at variable rates related to the six-month Libor, Ch$ 5,886 million correspond to credits in pesos adjustable in unidades de fomento (indexed currency units) that are exposed to changes in the six-month TAB of 90 and 18 days and Ch$ 941 million correspond to credits in pesos at an annual rate of 4.94%.

Within obligations with the public for Ch$ 90,955, Ch$ 70,254 million correspond to Bonds issued by the Parent Company and Ch$ 20,701 millon issued by the subsidiary Vina Santa Rita, both at a fixed interest rate.

As of September 30, 2003, the Company had available funds of Th Ch$ 75,710 million invested in instruments at different time periods like term deposits, bonds, fixed-rate mutual funds and resale agreements. Bonds for Ch$ 8,870 million with maturity on September 15, 2005 and share investment for Ch$ 4,163 million were no included.

The Company and its subsidiaries do not use secondary financial instruments at the present time to reduce risk in the event of fluctuations in interest rates. That policy will be studied permanently to evaluate the alternatives offered by the market.


b)    Exchange rate

The Company and its Subsidiaries maintain liabilities in dollars of US$ 72.8 million, which represent 10.7% of its consolidated assets, and include a long-term syndicated loan of US$ 50 million in the Parent Company and Long-Term bank credits in Vina Santa Rita of US$ 4.8 million.

As of September 30 the Company and its Subsidiaries maintain its investments in Dollars of US$ 119.7 million; in time deposits, bonds and fixed rate mutual funds. In addition it also has Dollar purchase future contracts of US$ 93.6 million.

On the other hand, aproximately 40% of consolidated sales are adjustment to the exchange rate variation. At the same time, the consolidated costs in foreing currency represent aproximately 27% of the total costs.

                                RELEVANT EVENTS

None.

FECU (Standardized Quarterly Financial Report)



1.       IDENTIFICATION


1.01.05.00        Firm Name

                          CRISTALERIAS DE CHILE S.A.


1.01.04.00        Company RUT                                 90331000-6



1.00.01.10        Starting date                               1/1/2003



1.00.01.20        Closing date                                9/30/2003



1.00.01.30        Type of Currency                            Chilean Pesos



1.00.01.40        Type of Financial Statements                Individual

                                    ASSETS

2.0      FINANCIAL STATEMENTS
2.01     BALANCE SHEET

1.00.01.30   Type of Currency:  Thousands of Chilean Pesos
1.00.01.40   Type of Balance : Individual


ASSETS                                                             NOTE No.        09-30-03       09-30-02
5.11.00.00   TOTAL CURRENT ASSETS                                                   97,451,558     107,154,618
                    5.11.10.10  Cash                                                 1,272,998      31,748,979
                    5.11.10.20  Time deposits                        41              5,261,345       5,151,002
                    5.11.10.30  Marketable securities (net)           4             55,958,523      12,709,728
                    5.11.10.40  Debtors from sales (net)              5             19,593,606      18,339,804
                    5.11.10.50  Documents receivable (net)            5              1,836,729       2,437,526
                    5.11.10.60  Sundry debtors (net)                  5                831,745         551,564
                    5.11.10.70  Doc. & accts receivable               6              2,352,998       3,173,123
                                related Co.
                    5.11.10.80  Inventories (net)                     7              5,659,975       5,300,724
                    5.11.10.90  Recoverable taxes                     8              1,724,203         153,308
                    5.11.20.10  Prepaid expenses                                       205,705         191,047
                    5.11.20.20  Deferred taxes                        8                373,226         621,467
                    5.11.20.30  Other current assets                10-11            2,380,505      26,776,346
                    5.11.20.40  Leasing contracts (net)                                      0               0
                    5.11.20.50  Leasing assets (net)                                         0               0
5.12.00.00   TOTAL FIXED ASSETS                                                     78,831,220      70,414,451
                    5.12.10.00  Land                                 12              1,507,923       1,507,948
                    5.12.20.00  High rises & infrastructure          12             22,530,234      18,160,874
                    5.12.30.00  Machinery & equipment                12            102,731,403      96,136,662
                    5.12.40.00  Other fixed assets                   12              7,565,381       6,809,904
                    5.12.50.00  Positive goodwill from
                                 technical revaluation of
                                 fixed assets                        12              6,619,986       8,637,670
                    5.12.60.00  Depreciation (minus)                 12            (62,123,707)    (60,838,607)
5.13.00.00   TOTAL OTHER ASSETS                                                    182,487,675     186,757,757
                    5.13.10.10  Investment in related companies      14            146,844,040     145,369,715
                    5.13.10.20  Investment in other companies                                0               0
                    5.13.10.30  Negative goodwill                    16              1,939,310       2,111,095
                    5.13.10.40  Positive goodwill (minus)                                    0               0
                    5.13.10.50  Long-term debtors                     5                142,826         177,084
                    5.13.10.60  Doc. & accts receivable               6             21,334,102      24,859,956
                                related Co.
                    5.13.10.65  Long-term deferred taxes                                     0               0
                    5.13.10.70  Intangibles                                                  0               0
                    5.13.10.80  Amortization (minus)                                         0               0
                    5.13.10.90  Other                                18             12,227,397      14,239,907
                    5.13.20.10  Long-term leasing contracts                                  0               0
                                (net)
5.10.00        TOTAL ASSETS                                                        358,770,453     364,326,826

                                  LIABILITIES

1.00.01.30   Type of Currency:  Thousands of Chilean Pesos
1.00.01.40   Type of Balance : Individual


LIABILITIES                                                          NOTE No.        09-30-03        09-30-02
5.21.00.00   TOTAL CURRENT LIABILITIES                                              18,683,496      34,347,401
                    5.21.10.10  Short-term oblig. Banks &
                                Fin. Inst.                                                   0               0
                    5.21.10.20  Short-term portion - Long-term
                                oblig. Banks & Financial Institutions   19             136,073      22,015,872
                    5.21.10.30  Obligations with the public                                  0               0
                                (notes)
                    5.21.20.40  Short-term portion oblig with                          775,589         774,957
                                public
                    5.21.10.50  Long-term oblig. due within 1                                0               0
                                year
                    5.21.10.60  Dividends payable                                      504,791         552,151
                    5.21.10.70  Accounts payable                                     2,481,887       1,851,240
                    5.21.10.80  Notes payable                                        2,063,207       1,161,615
                    5.21.10.90  Sundry creditors                                     1,009,018         353,452
                    5.21.20.10  Notes & accts payable related            6             798,115         704,699
                                Co.
                    5.21.20.20  Provisions                              23           5,355,462       5,395,482
                    5.21.20.30  Withholdings                                         1,505,225       1,537,933
                    5.21.20.40  Income tax                                                   0               0
                    5.21.20.50  Earned income                                                0               0
                    5.21.20.60  Deferred taxes                                               0               0
                    5.21.20.70  Other current liabilities               20           4,054,129               0

5.22.00.00   TOTAL LONG-TERM LIABILITIES                                           112,707,403      94,210,381
                    5.22.10.00  Oblig with Banks & Financial            21          33,048,500      16,509,497
                                Inst.
                    5.22.20.00  Long-term oblig with public                         69,478,723      69,422,126
                                (bonds)
                    5.22.30.00  Long-term notes payable                                      0               0
                    5.22.40.00  Long-term sundry debtors                               168,616       1,067,234
                    5.22.50.00  Long-term notes & accts.
                                payable related companies                6                   0               0
                    5.22.60.00  Long-term provisions                    23           7,623,385       5,444,154
                    5.22.70.00  Long-term deferred taxes                 8           2,388,179       1,767,370
                    5.22.80.00  Other long-term liabilities                                  0               0
5.23.00.00   MINORITY INTEREST                                                               0               0
5.24.00.00   TOTAL EQUITY                                                          227,379,554     235,769,044
                    5. 24.10.00  Paid-in capital                        27          64,749,257      64,686,393
                    5. 24.20.00  Reserve capital revaluation            27             776,991         840,924
                    5. 24.30.00  Premium in sale of own shares          27          27,929,574      27,930,030
                    5. 24.40.00  Other reserves                         27           8,112,383      11,561,262
                    5. 24.50.00  Retained earnings (addition
                                 of codes 5.24.51.00 to 5.24.56.00)     27         125,811,349     130,750,435
                                 5.24.51.00 Reserve                     27         124,356,319     116,289,293
                                            future dividends
                                 5.24.52.00 Accrued profits             27                   0               0
                                 5.24.53.00 Accrued                                          0               0
                                            losses (minus)
                                 5.24.54.00 Profit (loss)               27           2,415,990      16,447,688
                                            for the year
                                 5.24.55.00 Prov. dividends                           (960,960)     (1,986,546)
                                            (minus)
                                 5.24.56.00 Accr. deficit               27                   0               0
                                            dev. period
5.20.00.00  TOTAL LIABILITIES                                                      358,770,453     364,326,826

                               INCOME STATEMENT

2.02     INCOME STATEMENT

1.00.01.30   Type of Currency:  Thousands of Chilean Pesos
1.00.01.40   Type of Balance :  Individual


INCOME STATEMENT                                                     NOTE No.        09-30-03        09-30-02
                    5.31.11.00  OPERATING RESULTS                                   17,355,539       17,507,574
                           5.31.11.10  Gross Margin                                 21,270,776       21,662,830
                                       5.31.11.11  Sales                            54,532,725       51,083,334
                                       5.31.11.12  Costs (minus)                   (33,261,949)     (29,420,504)
                           5.31.11.20  Adm. & sales expenses                        (3,915,237)      (4,155,256)
                                       (minus)
                    5.31.12.00  NON-OPERATING RESULTS                              (14,051,799)       2,370,452
                           5.31.12.10  Interest income                               2,005,213        1,519,582
                           5.31.12.20  Income from invmnts Rel. Co.    14            3,664,360        5,815,658
                           5.31.12.30  Other non-operating income      28              288,216          484,710
                           5.31.12.40  Loss invmnts Rel. Co. (-)                    (5,251,034)      (9,599,137)
                           5.31.12.50  Amortization neg.goodwill (-)   16             (128,813)        (128,815)
                           5.31.12.60  Interest expenses (minus)                    (3,668,428)      (2,908,055)
                           5.31.12.70  Other non-operat expenses (-)   28             (627,219)        (542,429)
                           5.31.12.80  Price level restatement         29             (432,458)        (641,810)
                           5.31.12.90  Exchange differences            30           (9,901,636)       8,370,748
                    5.31.10.00  RESULTS BEFORE INCOME TAX                            3,303,740       19,878,026
                                AND EXTRAORDINARY ITEMS
                    5.31.20.00  INCOME TAX                              8             (887,750)      (3,430,338)
                    5.31.30.00  EXTRAORDINARY ITEMS                                          0                0
                    5.31.40.00  PROFIT (LOSS) BEFORE                                 2,415,990       16,447,688
                                MINORITY INTEREST
                   5.31.50.00   MINORITY INTEREST                                            0                0
5.31.00.00   NET INCOME (LOSS)                                                       2,415,990       16,447,688
5.32.00.00   Amortization of positive goodwill                                               0                0
5.30.00.00   INCOME (LOSS) FOR THE YEAR                                 6            2,415,990       16,447,688

                          DIRECT CASH FLOW STATEMENT

2.03     CASH FLOW STATEMENT
1.00.01.30   Type of Currency:  Thousands of Chilean Pesos
1.00.01.40   Type of Balance :  Individual


DIRECT CASH FLOW STATEMENT                                          NOTE No.         09-30-03        09-30-02
          5.41.11.00  NET FLOW FROM OP. ACT.                                        18,475,490      28,276,573
                 5.41.11.10  Collection from sales debtors                          67,143,231      61,307,619
                 5.41.11.20  Interests received                                      2,628,245       7,936,313
                 5.41.11.30  Dividends & other distributions                         1,705,232       1,402,632
                             funds received
                 5.41.11.40  Other income                              33              898,286         516,841
                 5.41.11.50  Payments to suppliers & personnel (-)                 (39,805,632)    (34,331,035)
                 5.41.11.60  Interest paid (minus)                                  (4,327,723)     (1,876,694)
                 5.41.11.70  Income tax paid (minus)                                (2,217,938)     (1,516,970)
                 5.41.11.80  Other expenses                            33           (5,304,575)       (663,994)
                 5.41.11.90  V.A.T. & other taxes                                   (2,243,636)     (4,498,139)
          5.41.12.00  CASH FLOW FINANCING ACTIVITIES                                (7,709,435)     20,066,739
                 5.41.12.05  Proceeds from share issue                                       0               0
                 5.41.12.10  Loans received                                                  0               0
                 5.41.12.15  Obligations with the public                                     0      69,273,018
                 5.41.12.20  Secured loans from related companies                       44,903               0
                 5.41.12.25  Other loans from related companies                              0               0
                 5.41.12.30  Other financing resources                                       0               0
                 5.41.12.35  Dividends paid (minus)                                 (7,754,338)     (7,272,397)
                 5.41.12.40  Capital distributions (minus)                                   0               0
                 5.41.12.45  Repayment of loans (minus)                                      0     (38,052,440)
                 5.41.12.50  Payment of obligations with the public (-)                      0               0
                 5.41.12.55  Repayment of secured loans from rel Co. (-)                     0               0
                 5.41.12.60  Repayment other loans from related  Co. (-)                     0               0
                 5.41.12.65  Share issue payment (minus)                                     0               0
                 5.41.12.70  Payment of issue publ oblig (minus)                             0      (3,881,442)
                 5.41.12.75  Other financing payments (minus)          33                    0               0
          5.41.13.00  CASH FLOW FROM INVESTING ACTIVITIES                          (23,241,479)      1,441,929
                 5.41.13.05  Sale of fixed assets                                      109,688          18,439
                 5.41.13.10  Sale of permanent investments                                   0               0
                 5.41.13.15  Sale of other investments                 33              308,240      11,496,549
                 5.41.13.20  Proceeds secured loans to related Comp.                 3,048,370         432,923
                 5.41.13.25  Proceeds other loans to related companies                       0               0
                 5.41.13.30  Other investment income                   33            1,469,229       4,000,707
                 5.41.13.35  Incorporation of fixed assets (minus)                 (17,870,660)     (7,491,711)
                 5.41.13.40  Capitalized interests payment (minus)                           0               0
                 5.41.13.45  Permanent Investments (minus)                          (4,022,544)       (391,529)
                 5.41.13.50  Investments in financial                                        0      (1,609,915)
                             instruments (minus)
                 5.41.13.55  Other loans to related companies                          (66,929)     (3,903,413)
                             (minus)
                 5.41.13.60  Other loans to related companies                           (7,519)         (5,170)
                             (minus)
                 5.41.13.65  Other distrib of funds on invest          33           (6,209,354)     (1,104,951)
                             activities (-)
  5.41.00.00  TOTAL NET CASH FLOW FOR THE PERIOD                                   (12,475,424)     49,785,241
  5.42.20.00  EFFECT OF INFLATION ON CASH & CASH EQUIV.                               (972,685)       (668,722)
5.41.00.00  NET CHANGE IN & CASH EQUIVALENT                                        (13,448,109)     49,116,519
5.42.00.00  CASH & CASH EQUI  AT BEGINNING OF PERIOD                                74,141,343      19,299,552
5.43.00.00  CASH & CASH EQUIV BALANCE AT END OF PERIOD                              60,693,234      68,416,071

                        INCOME STATEMENT RECONCILIATION

    CONCILIATION BETWEEN CASH FLOW GENERATED BY THE OPERATION'S
               ACTIVITIES AND THE INCOME STATEMENT FOR THE YEAR

1.00.01.30   Type of Currency:  Thousands of Chilean Pesos
1.00.01.40   Type of Balance :  Individual

CASH FLOW - INCOME STATEMENT RECONCILIATION                           NOTE No.        09-30-03        09-30-02
5.50.10.00  Profit (Loss) for the year                                               2,415,990      16,447,688
5.50.20.00  Profit  in sale of assets                                                   (4,527)        (34,559)
         5.50.20.10  (Profit) Loss in sale of fixed assets                              (4,527)        (34,559)
         5.50.20.20  Profit in sale of investments (minus)                                   0               0
         5.50.20.30  Loss in sale of investments                                             0               0
         5.50.20.40  (Profit) Loss in sale of other assets                                   0               0
5.50.30.00  Non-cash losses (gains)                                                 17,688,082      12,856,653
         5.50.30.05  Depreciation for the year                          12           7,296,880       6,756,809
         5.50.30.10  Amortization of intangibles                                       649,029       1,151,110
         5.50.30.15  Write-offs and provisions                                         735,519       4,897,693
         5.50.30.20  Accrued earnings from investments in               14          (3,664,360)     (5,815,658)
                     related companies (minus)
         5.50.30.25  Accured losses from investments in                 14           5,251,034       9,599,137
                     related Co.
         5.50.30.30  Negative goodwill amortization                     16             128,813         128,815
         5.50.30.35  Positive goodwill amortization (minus)                                  0               0
         5.50.30.40  Price level restatement                            29             432,458         641,810
         5.50.30.45  Net exchange difference                            30           9,901,636      (8,370,748)
         5.50.30.50  Other non-cash credits to results (minus)                         (24,735)        (24,736)
         5.50.30.55  Other non-cash debits to results                               (3,018,192)      3,892,421
5.50.40.00  Changes in Assets affecting cash flow (incr)                            (1,180,248)     (1,267,598)
            decreases
         5.50.40.10  Debtors from sales                                               (943,198)     (2,699,593)
         5.50.40.20  Inventory                                                        (255,357)      1,318,903
         5.50.40.30  Other assets                                                       18,307         113,092
5.50.50.00  Changes in liabilities affecting cash flow                                (443,807)        274,389
            increases (decr)
         5.50.50.10  Accounts payable related to results for                             7,709      (1,713,238)
                     the year
         5.50.50.20  Interests payable                                                (990,445)        695,916
         5.50.50.30  Income tax payable (net)                                          408,444       1,056,743
         5.50.50.40  Other accounts payable related to                                (315,646)       (231,765)
                     non-oper results
         5.50.50.50  VAT and other taxes payable (net)                                 446,131         466,733
5.50.60.00  Profit (Loss) of minority interest                                               0               0
5.50.00.00  NET OPERATING CASH FLOW                                                 18,475,490      28,276,573

                  01. Registration In The Securities Register


1. IDENTIFICATION OF THE COMPANY AND REGISTRATION IN THE SECURITIES REGISTER

The company is registered in the Securities Register under N 061 and is supervised by the Securities and Insurance Commission.

                       02. Applied Accounting Criteria

a)   Accounting Period

These financial statements correspond to the period between January 1 and September 30 of 2003 and 2002.


b)   Preparation basis of financial statements:

These individual financial statements as of September 30, 2003 and 2002 have been prepared on the basis of generally accepted accounting principles and specific norms issued by the S.V. S., with the former prevailing in case of discrepancies.

Investments in subsidiaries are recorded on one line in the general balance sheet at their net worth and, therefore, they have not been consolidated line by line. This treatment does not modify the net income of the fiscal year nor the net worth.

These financial statements have been issued only for purposes of making an individual analysis of the Company and, in consideration thereof, shall be read together with the consolidated statements, which are required by generally accepted accounting principles.


c)   Presentation Basis

For comparison purposes, the financial statements and figures included in the disclosures for the 2002 fiscal year are presented updated according to non-accounting terms as of September 30, 2003 by 2.9%.


d)   Adjustment for Currency Devaluation (Price Level Restatement)

Financial statements have been corrected monetarily on the basis of considering the variation in the purchasing power of the currency which occurred in the 2003 fiscal year, which was 1.2% (1.3% in 2002).


e)   Conversion Basis

Balances in foreign currency and indexed currency units have been converted to pesos at the indicated parities:

                                               2003                      2002
                                               Ch$                       Ch$

U.S. Dollar                                   660.97                    748.73
Pound Sterling                              1,099.23                  1,173.19
Swiss Franc                                   501.76                    506.96
EURO                                          770.81                    770.39
Unidad de Fomento                          16,946.03                 16,455.03


f)   Marketable Securities and Time Deposits

Transactions in fixed income instruments are shown at the return value of the investment, which does not exceed the market value as of September 30, 2003.

Investments in stock are shown at the lowest value between the corrected cost and market value.

Time deposits are shown at the value of the investment, plus adjustments and interest accrued as of the date of the fiscal year.

Investments in Mutual Funds are valued at the liquidation value at the close of the fiscal year.


g)   Inventory

Inventory of finished products has been valued as of September 30, 2003 and 2002 at the direct production cost, duly updated, and raw materials and materials at the cost of the last purchase or its corrected cost. Those valuations do not exceed the net liquidation value.


h)   Bad Debts (Uncollectables)

The parent company and subsidiaries have made provision for bad debts that is deducted from debtors for sales. The criterion adopted to estimate them is the age of the balances.


i)   Fixed Assets

Fixed assets are shown at purchase cost plus legal and regulatory revaluations accumulated until September 30, 2003 and 2002.


j)   Depreciation of Fixed Assets

Depreciation of this property is calculated on updated values, according to the straight-line depreciation system, considering the estimated useful life of the property.


k)   Assets in Leasing

None.


l)   Sales Transactions with Leaseback

None.


m)   Intangibles

None.


n)   Investments in Related Companies

Investments in stock and rights in related companies have been valued according to the percentage of the holding that corresponds to the Company in the equity of its affiliates (VPP), according to procedures established for these purposes by circular 368 of the Securities and Insurance Commission.

o)   Negative and Positive Investment Goodwill:

Negative and positive investment goodwill have arisen when comparing the price paid for the investment made and the proportional value that corresponds to that investment in the net worth of the company.

Negative goodwill amortizations are carried out over a twenty-year period.

As of September 30, 2003 and 2002 there was no positive investment goodwill.


p)   Operations with buyback and sellback agreement

Financial instruments acquired with a sellback agreement are shown at their purchase value plus interest and adjustments accrued at the closing of the fiscal year, and they are classified in Other Current Assets, in the terms established in Circular No. 768 of the Securities and Insurance Commission.


q)   Deferred Taxes and Income Tax

The company has complied with deferred taxes, in accounting terms, as established in Technical Bulletin No. 60 and the norms indicated in Circular 1466 of the S.V.S.

Income tax is recorded in the accounting on the basis of the calculation of net taxable income determined according to norms established in the Income Tax Law.


r)   Severance payment

The parent company has established a reserve for all of the personnel's severance payment, according to the union contracts signed with their workers. This reserve is shown at the present value of the obligation.


s)   Sales

The company recognizes the income from its operations on an accrued basis according to generally accepted accounting principles.


t)   Derivative Contracts

The company maintains Future contracts in foreign currency, which have been recorded as established in Technical Bulletin 57 of the Accountants Association of Chile.


u)   Computer Software

The company develops computer software with its own resources, and it also acquires computer packages from third parties. Disbursements for its own development are charged to results as they are generated. Computer packages are recorded in Fixed Assets and amortized in 36 months.

v)   Research and Development Expenses

The company records expenses for this concept directly in results as they are generated.


w)   Cash Flow Statement:

According to current regulations of the Securities and Insurance Commission and the Accountants Association of Chile, in preparing the cash flow statement, the Company has considered time deposits, fixed rate mutual fund investments and deposits with maturities under 90 days as cash.

Such cash flows related to the Company's line of business, interest paid, interest income received, dividends received, and all such that is not defined as investment or Financing is included under the heading "Flow Originating in Activities of the Operation."

Income by time deposits and agreements with maturity more than 90 days Has been clasified in the item "Investments in Financial Instruments".

                            03. Accounting Changes



As of September 30, 2003 and 2002, there have not been any changes in the accounting criteria that affect the individual financial statements.

                           04. Marketable Securities


As of September 30, 2003, this item is composed by the following investments:

     a) Investments in bonds and Fixed Fate Instruments in the amount of Th Ch$ 51,487,181; mainly corresponding to investments in State Bonds and bonds of financial institutions in USA, Germany, Holland, Collateralized Bonds of Private Companies in USA (guaranteed by accounts receivable) and USA Mortgage Bonds with state guarantee.
     b)   Th Ch$ 4,163,102 in shares.
     c)   Th Ch$ 308,240 in investment funds of fixed income in US$.

As of September 30, 2002 investments in shares are included in the amount of Th Ch$ 3,776,725; Th Ch$ 8,903,062 in Mutual Funds of Fixed Rate Instruments in US$ and Th Ch$ 29,941 corresponding to interests accrued from Bonds.


CRISTALERIAS DE CHILE S.A.
NOTE 4 -MARKETABLE SECURITIES- BALANCE COMPOSITION

            Type of Security                              Book Value
                                              09-30-2003             09-30-2002
Stock                                         4,163,102              3,776,725
Bonds                                                 0                      0
Mutual fund shares                                    0                      0
Investment fund shares                          308,240              8,903,062
Public tender promissory notes                        0                      0
Mortgage bonds                                        0                      0
Fixed rate instruments and bonds             51,487,181                 29,941

Total Marketable Securities                  55,958,523             12,709,728

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES - SHARES

                                                                                           Unit          Market
       R.U.T.               Company Name                Number of           Share         Market       Investment       Corrected
                                                          Shares          Percentage       Value          Value           Cost

    96.512.200-1     Bodegas y Vinedos Santa            63,642,856          9.9980           95         6,071,528       4,163,102
                     Emiliana S.A.

Value Investment Portfolio                                                                              6,071,528       4,163,102
Adjustment Reserve                                                                                                              0
Book value, Investment Portfolio                                                                                        4,163,102

CRISTALERIAS DE CHILE S.A.
NOTE 4 - MARKETABLE SECURITIES - FIXED RATE INSTRUMENTS

                                                         Par                                            Market
                 Type of Security                        Value                Book Value                Value        Reserve
                                                                         Amount          Rate %
Financial Institutions bonds (USA, Germany and
  Holland)                                            24,044,544       24,044,544         5.90        24,044,544         0
US treasury bonds                                     13,584,553       15,584,553         1.26        13,584,553         0
Mortgage bonds USA, with state guarantee              13,359,571       13,359,571         1,26        13,359,571         0
Call Deposit                                             806,753          806,753         5,85           806,753         0

TOTAL                                                 51,795,421       51,795,421           -         51,795,421         -

Note:

(1) The investements were made in U.S. Dollars (75.4%) and EUROS (24.6%) with custody abroad.
(2)  These investments can be rescued within 48 hours warning.
(3)  Rate for period from 01-01-2003 to 09-30-2003.

                     05. Short-Term and Long-Term Debtors

At September 30, 2003 and 2002 there are balances of short-term debtors of Th Ch$ 22,262,080 and Th Ch$ 21,328,894, respectively.

In addition there is a balance of Th Ch$ 142,826 for Long-Term debtors in 2003 (Th Ch$ 177,084 in 2002).

As of September 30, 2003 and 2002 the company has established a reserve for bad debts of Th Ch$ 143,127 in 2003 (Th Ch$ 128,541 in 2002), which is deducted from Debtors for Sales.

The balance of Short-term Debtors is shown net of the reserve for bad debtors and customer advances.

CRISTALERIAS DE CHILE S.A.
NOTE 5 -SHORT AND LONG TERM DEBTORS


                                                                                      Current Assets
Item                                             Up to 90 days                   Over 90 days up to 1 year            Subtotal
                                        09-30-2003          09-30-2002          09-30-2003          09-30-2002
Debts from Sales                        18,719,228          17,707,250           1,017,505             761,095       19,736,733
Estimate of non-collectable debt                --                  --                  --                              143,127
Documents receivable                     1,716,775           2,380,495             119,954              57,031        1,836,729
Estimate of bad debtors                         --                  --                  --                  --               --
Misc. debtors                              799,785             509,652              31,960              41,912          831,745
Estimate of bad debtors                         --                  --                  --                  --               --

                                                Current Assets
                                               Total Current (net)                         Long Term
                                        09-30-2003          09-30-2002          09-30-2003          9-30-2002

Debts from Sales                        19,593,606          18,339,804                   0                  0
Estimate of non-collectable debt                --                  --                  --                 --
Documents receivable                     1,836,729           2,437,526                   0                  0
Estimate of bad debtors                         --                  --                  --                 --
Misc. debtors                              831,745             551,564             142,826            177,084
Estimate of bad debtors                         --                  --                  --                 --
                                                         Total Long Term Debtors   142,826            177,084

              06. Balances and Transactions with related entities

I. Balances receivable in the Short-Term as of September 30, 2003 and 2002 amount Th Ch$ 2,352,998 and Th Ch$ 3,173,123, respectively. In addition, in the Long-Term a balance of Th Ch$ 21,334,102 and Th Ch$ 24,859,956 is recorded, respectively, which correspond to Th Ch$ 19,893,689 in 2003 for the sale of Rayen Cura S.A.I.C. shares to the subsidiary Cristalchile Inversiones S.A., equivalent to UF 1,173,943.93 , without interests and Th Ch$ 1,440,413 in 2003, which correspond to loans granted to Red Televisiva Megavision S.A.

Detail of outstanding credits from related companies:

1) Loan to Red Televisiva Megavision S.A.
Annual Rate 4.05%, UF adjustability

07.05.2005        17,000 UF         Th Ch$  288,083
01.05.2006        17,000 UF         Th Ch$  288,083
07.05.2006        17,000 UF         Th Ch$  288,083
01.05.2007        17,000 UF         Th Ch$  288,083
07.05.2007        17,000 UF         Th Ch$  288,081

3) There are balances for invoicing of Sales of bottles and services with the following related companies with expiration under 90 days:


                                                          2003                     2002
                                                         Th Ch$                   Th Ch$

S.A. Vina Santa Rita                                   2,008,665                2,389,769
Vina Los Vascos S.A.                                     144,726                  143,578
Rayen Cura S.A.I.C.                                      180,640                        0
Servicios y Consultorias Hendaya S.A                       1,900                        0
Vina Dona Paula S.A.                                       2,158                        0
                                                       ---------                ---------
Total                                                  2,338,089                2,536,347

II. Balances Payable in the Short-Term amount Th Ch$ 798,115 in 2003 and Th Ch$ 704,699 in 2002, which correspond to sundry material purchased.

For invoicing there are accounts payable of related companies for the following balances with expirations under 90 days:


                                                          2003                     2002
                                                         Th Ch$                   Th Ch$
S.A. Vina Santa Rita                                    203,909                  146,333
Ediciones Financieras S.A.                                    0                    1,765
Vina Los Vascos S.A.                                      8,814                   14,322
Megavision S.A.                                               0                        0
Cia. Electro Metalurgica S.A.                                 0                        0
Servicios y Consultorias Hendaya S.A.                         0                        0
                                                        -------                  -------
TOTAL                                                   212,723                  162,420


For dividends payable to related companies there is the following detail:

                                                          2003                     2002
                                                         Th Ch$                   Th Ch$
Cia. Electro Metalurgica S.A.                          326,700                   336,174
Servicios y Consultorias Hendaya S.A,                   85,190                    87,661
Bayona S.A.                                             88,688                    91,260
                                                       -------                   -------
TOTAL                                                  500,578                   515,095

For balances in favor in CIECSA S.A.'s current account Th Ch$ 44,424, Cristalchile Inversiosnes S.A. Th Ch$ 8,931 and Cristalchile Comunicaciones S.A. Th Ch$ 31,459.

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCE AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS RECEIVABLE


  R.U.T.           Company                                      Short Term                    Long Term
                                                        09-30-2003     09-30-2002      09-30-2003     09-30-2002
86547900-K     S.A. VINA SANTA RITA                      2,008,665      2,389,769               0              0
79952350-7     RED TEL. MEGAVISION S.A.                     14,908        622,481       1,440,413      2,302,783
89150900-6     VINA LOS VASCOS S.A.                        144,726        146,578               0              0
96721580-5     CRISTACHILE COMUNICACIONES  S.A.                  0         14,295               0              0
96972440-5     CRISTALCHILE INVERSIONES S.A.                     0              0      19,893,689     22,557,173
83032100-4     SERV. Y CONSULTORIAS HENDAYA S.A.             1,900              0               0              0
0-E            RAYEN CURA S.A. I.C.                        180,640              0               0              0
0-E            VINA DONA PAULA S.A.                          2,159              0               0              0
               TOTAL                                     2,352,998      3,173,123      21,334,102     24,859,956

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
DOCUMENTS AND ACCOUNTS PAYABLE

  R.U.T.           Company                                      Short Term                    Long Term
                                                        09-30-2003     09-30-2002      09-30-2003     09-30-2002
86547900-K     S.A. VINA SANTA RITA                        203,909        146,333              0              0
96608270-4     CIECSA S.A.                                  44,424         16,942              0              0
96972440-5     CRISTALCHILE INVERSIONES S.A.                 8,931         10,243              0              0
89150900-6     VINA LOS VASCOS S.A.                          8,814         14,322              0              0
96539380-3     EDICIONES FINANCIERAS S.A.                        0          1,765              0              0
86755600-1     BAYONA S.A.                                  88,688         91,260              0              0
90320000-6     CIA. ELECTROMETALURGICA S.A.                326,700        336,174              0              0
83032100-4     SERV. Y CONSULTORIAS HENDAYA S.A.            85,190         87,660              0              0
96721580-5     CRISTALCHILE COMUNICACIONES S.A.             31,459              0              0              0
               TOTAL                                       798,115        704,699              0              0

CRISTALERIAS DE CHILE S.A.
NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
TRANSACTIONS


                                                                                    09-30-2003                 09-30-2002
                                                                                          Effect on                   Effect on
                                                           Description of                  Results                     Results
         Company             R.U.T.       Relationship      Transaction         Amount  (Debit/Credit)   Amount     (Debit/Credit)

CLARO Y CIA.              79753810-8    With the Chairman Legal assesment       31,248      -31,248      27,509       -27,509
CIA. SUDAMERICANA DE      90160000-7    Indirect          Carrier              187,569            0      12,621             0
VAPORES S.A.                            affiliate         services
VINA LOS VASCOS S.A.      89150900-6    Indirect          Direct sales         307,151       79,590     391,165       108,484
                                        affiliate
                                        Indirect          Materials             29,177            0      16,709             0
                                        affiliate         purcha
EDICIONES FINANCIERAS     96793770-3    Indirect          Received               3,748       -3,748       5,883        -5,883
S.A.                                    affiliate         services
QUEMCHI S.A.              96640360-8    Indirect          Loaned services        8,215        8,215       7,541         7,541
                                        affiliate
BAYONA S.A.               86755600-1    Controlling       Dividends paid       723,399            0     584,673             0
                                        stockholder
NAVARINO S.A.             96566900-0    Indirect          Given services         7,586        7,586       7,541         7,541
                                        subsidiary
CIECSA S.A.               96608270-4    Subsidiary        Capital            1,512,024            0     389,971             0
                                                          Contribution
                                        Subsidiary        Adjustments               91          -91         212          -212
SERV. Y CONS. HENDAYA     83032100-4    Controlling       Received             780,580     -780,580     777,404      -777,404
S.A.                                    stockholder       services
                                        Controlling       Dividends paid       694,870            0     649,275             0
                                        stockholder
                                        Controlling       Given services        15,709       15,709      14,928        14,928
                                        stockholder
CRISTALCHILE INVERSIONES  96972440-5    Subsidiary        Adjustments          245,188      245,188     272,969       272,969
S.A.
                                        Subsidiary        Credit return      1,788,069            0     432,923             0
                                                          Given Credit               0            0   3,837,284             0
                                                          Account                    0            0          47             0
                                                          Payments
S.A. VINA SANTA RITA      86547900-K    Subsidiary        Container          4,365,875    1,131,306   4,969,250     1,378,151
                                                          Sales
                                        Subsidiary        Packaging            370,736            0     443,621             0
                                                          sales
                                        Subsidiary        Materials and        474,143      126,193     520,474       -25,552
                                                          services purcha
                                        Subsidiary        Dividends          1,506,577            0   1,204,635             0
                                                          Received
                                        Subsidiary        Rent of               13,819       13,819      47,475        31,246
                                                          Vineyard and
                                                          grape sales
CRISTALCHILE              96721580-5    Subsidiary        Adjustments                0            0         173           173
COMUNICACIONES
                                                          Capital            2,510,000            0           0             0
                                                          Contribution
CIA. ELECTROMETALURGICA   90320000-6    Controlling       Dividends paid     2,664,783            0   2,489,931             0
S.A.                                    stockholder
                                        Controlling       Materials              3,585            0       1,808             0
                                        stockholder       purcha
                                        Controlling       Account                  280            0           0             0
                                        stockholder       Payments
RED TELEVISIVA            79952350-7    Related with      Interests             91,923       91,923     150,918       150,918
MEGAVISION S.A.                         Subsidiary
                                        Related with      Adjustments           30,922       30,922      33,651        33,651
                                        Subsidiary
                                        Related with      Loan repayment     1,152,360            0           0             0
                                        Subsidiary
                                        Related with      Advertisements             0            0       2,573        -2,573
                                        Subsidiary
RAYEN CURA S.A.I.C.       0-E           Indirect          Direct Sales         435,591      135,177         188             0
                                        affiliate

                                 07. Inventory


The balance of the inventory item corresponds to finished products and materials that are valued as described in Note 2 g). A detail of its composition is shown below:


                                                       2003            2002
                                                      Th Ch$          Th Ch$

Finished Products                                   2,680,271        2,492,462
Raw Materials and Fuel                              1,635,413        1,659,258
Materials and spare parts to be consumed            1,041,451        1,149,004
Materials in transit                                  302,840                0
                                                   ----------       -----------
         TOTAL                                      5,659,975        5,300,724

                      08. Deferred taxes and income taxes


A)   DEFERRED TAXES.

Accumulated balances of deferred taxes for temporary differences, and their composition in the income tax account for effects of fiscal year results and recognition of deferred taxes, are presented on the attached charts.

Estimated amortization periods of deferred taxes have been estimated on the average at 1 years for Short-Term Assets, 5 for Long-Term Assets, and 14.4 for Long-Term Liabilities.

B)   INCOME TAX

The Company established tax provisions of 16.5% of First Cateogry Income Tax in 2003 and 16% in 2002, and 35% as single tax under Art. 21, for the 2003 and 2002 fiscal years.

Credits against taxes are shown deducting the payable obligation.

The itemized list is the following:

                                                 2003                2002
                                                Th Ch$              Th Ch$

Fiscal year income tax reserve                (656,310)          (2,518,216)
Single tax reserve                              (8,032)              (7,115)
                                            -----------          -----------
SUBTOTAL                                      (664,342)          (2,525,331)

Credits:
Monthly reserve payments                     2,120,700            2,400,153
Training expenditure                            35,472               34,847
Credit from donations                                0                3,170
Recoverable VAT                                      0                    0
                                            -----------          -----------
CREDIT SUBTOTAL                              2,156,172            2,438,170


INCOME TAX TOTAL                                     0                    0

VAT Tax Credit previous fiscal year            232,373              240,469
                                            -----------          -----------
TOTAL TAXES TO BE RECOVERED                  1,724,203              153,308


C) TAXABLE PROFIT FUND

The company showed the following taxable profits to be distributed:

                                                2003                  2002
                                              Thou Ch$              Thou Ch$
Generated to 31.12.1983:
Profit  Adjustment                           1,924,872             1,924,782
Generated since 01.01.1984:
Without Credit                               1,075,346             1,048,220
With 10% First Category Credit                  22,761                82,751


                                      24

With 15% First Category Credit              86,254,956            95,265,496
With 15% Additional Rate Credit                    724                   746
With 16% First Category Credit              16,173,816            15,904,716
With 16.5% First Category Credit             4,113,428                     0
                                          -------------          -------------
SUBTOTAL TAX PROFITS                       107,641,031           112,301,929
    Non-income revenues                      6,845,657             6,850,759
                                          -------------          -------------
Total earnings to distribute               114,486,688           119,152,688

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX
DEFERRED TAXES

                                                       09-30-2003                                      09-30-2002
     Item                            Asset Deferred Tax    Liability Deferred Tax    Asset Deferred Tax      Liability Deferred Tax
                                   Short term   Long Term   Short Term  Long Term  Short Term    Long Term   Short Term   Long Term
    Temporary Differences
Reserve non-collectable accounts       23,616          0            0          0      21,125            0           0             0
Expected revenue                            0          0            0          0           0            0           0             0
Vacation reserve                       62,093          0            0          0           0            0           0             0
Amortization intangibles                    0          0            0          0      58,097            0           0             0
Leased assets                               0          0            0          0           0            0           0             0
Manufacturing expenses                      0          0            0          0           0            0           0             0
Fixed asset depreciation                    0          0            0  4,608,290           0            0           0     4,388,437
Severance                               1,756    145,219            0          0       1,745      136,083           0             0
Other events                                0          0            0          0           0            0           0             0
Packaging reserve                     193,613          0            0          0     212,577            0           0         8,248
Machinery repair reserve                    0          0            0          0           0            0           0             0
Furnace repair reserve                      0    580,543            0          0     260,577      262,274           0             0
Refractories obsolescence reserve       7,090          0            0          0       6,575            0           0             0
Spare parts obsolescence reserve       97,303          0            0          0      97,406            0           0             0
Deferred customs duties                     0          0            0      1,959      21,370            0           0       157,849
Accumulated depreciation                    0     16,598            0     80,552           0       12,488           0             0
automoviles
Unrealized profit                      41,036      6,991            0          0           0        2,453           0             0
Fixed asset, molds                          0          0            0    264,005           0            0           0       239,566
Lower valued bonds                          0          0       53,281    552,116           0            0      52,608             0

              OTHERS
Complementary accounts-net                  0     12,552            0  2,381,944       5,397       55,456           0     2,668,888
amortization
Valuation reserve                           0          0                                   -            -
Total                                 426,507    736,799       53,281  3,124,978     674,075      357,842      52,608     2,125,212

CRISTALERIAS DE CHILE S.A.
NOTE 8 - DEFERRED TAXES AND INCOME TAX

               INCOME TAX

          ITEM                                                                 09-30-2003           09-30-2002
Current tax costs (tax reserve)                                                 -664,342            -2,525,331
Adjustment tax cost (previous year)                                                    0                     0
Effect on assets or liabilities from deferred tax of fiscal year                 -98,107              -851,118
Tax benefit from tax losses                                                            0                     0
Effect of amortization of complementary accounts of deferred                    -125,301               -53,889
assets and liabilities
Effect on assets or liabilities of deferred tax for changes in                         0                     0
evaluation reserve
Other debits or credits in the account                                                 0                     0

Total                                                                           -887,750            -3,430,338

       09.Short-term and long-term leasing contracts and leasing assets
 (note required only for leasing companies defined in circular No. 939 of 1990).

As of September 30, 2003 and 2002, there are no transactions for this concept.

                           10. Other current assets

As of September 30, 2003, investments in financial instruments for Th Ch$ 2,055,229, with resale agreements, valued as stated in note 2 p) for Th Ch$ 827,000 corresponding to agreements in pesos, and agreements in US$ under 90 days for Th$ 1,228,229.

On September, 2003 Th Ch$ 325,276 are included corresponding to issuance expenses and rate placement difference of bonds series C and D.

As of September 30, 2002, there was a balance of Th Ch$ investments in financial instruments with resale agreements for Th Ch$ 22,583,084, valued as stated in note 2 p), Th Ch$ 3,864,460 as balance in favor for Future Contracts in foreing currency are included. In addition Th Ch$ 328,802 exist, which correspond to the current portion of expenses and goodwill for the issue of bond series C1, C2, D1 and D2.

      11. Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities

Information about these transactions is presented on attached charts.

CRISTALERIAS DE CHILE S.A.
NOTE 11 - Information on operations involving purchase agreements, sales agreements, sale with buyback agreement, and purchase with sellback agreement of commercial paper or bearer securities
Sale Operations with buyback
agreement (VRC) and Purchase with resale agreement (CRV)

                    Dates                                 Original       Price                                           Market
Code         Start          End        Counterpart        Currency        Set       Rate   Final Value   Document ID      Value

CRV       09.30.2003    10.01.2003    BCO. CRED. INV.       Pesos       827,000     0.22      827,061    BPC-PDBC          827,00
                                      CORREDORES BOLSA
CRV       09.30.2003    10.01.2003    BANCO DE CHILE        Pesos     1,228,229     1.00    1,220,581   CHI-EST-PRD-FN  1,228,229

                               12. Fixed Assets


Fixed Assets:

The Fixed Assets are shown at purchase cost plus the legal and regulatory revaluations accumulated as of September 30, 2003 and 2002.

The items that make up the Company's fixed assets as of September 30, 2003 and 2002 include mainly Land, Industrial Constructions, Infrastructure Works, Machinery and Equipment distributed in the Padre Hurtado Plant.

During 2002, the company carried out a fixed asset inventory, adjusting the value of fully depreciated assets with their respective accumulated depreciation.

Technical Reappraisal and Adjustment of Accounting Values

The company carried out a technical reappraisal of its fixed assets in 1979. Likewise, in June 1986 it adjusted those assets. Both operations were carried out according to the provisions established in Circular Letters No. 1529 and No. 550 respectively of the Securities and Insurance Commission.

The effects of these operations, including write-offs of property, are shown on the attached chart.

Depreciations:

The charge against results for this item is Th Ch$ 7,296,880 in 2003 and Th Ch$ 6,756,809 in 2002.

The detail is shown on an attached chart.

                                 FIXED ASSETS

                                                           2003                 2002
                                                          Th Ch$               Th Ch$
LAND
Land & mining claims                                      1,507,923           1,507,948
Subtotal land                                             1,507,923           1,507,948

Subtotal land                                             1,507,923           1,507,948

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial const.                         13,394,578          13,393,376
Facilities                                                9,109,391           4,741,234
Housing developments                                         26,265              26,264
Subtotal  constructions & infrastrucrture                22,530,234          18,160,874

Accumulated depreciation                                 (8,921,125)         (7,275,952)
Depreciation for the fiscal year                           (966,814)           (638,052)
Subtotal depreciation                                    (9,887,939)         (7,914,004)

SUBTOTAL CONSTRUCTIONS & INFRASTRUCTURE                  12,642,295          10,246,870


MACHINERY & EQUIPMENT
Machinery                                                54,533,378          55,962,010
Furnaces                                                 46,365,920          37,892,223
Furniture and Maerials                                    1,271,536           1,718,674
Tool                                                        348,722             357,533
Vehicles                                                    211,847             206,222
Subtotal Machinery & equipment                          102,731,043          96,136,662

Accumulated depreciation                                (41,044,037)        (40,135,214)
Depreciation for the fiscal year                         (6,173,318)         (5,962,008)
Subtotal depreciation                                   (47,217,355)        (46,097,222)

Subtotal machinery & equip                               55,514,048          50,039,440

OTHER FIXED ASSETS
Spare parts                                               5,545,442           5,216,836
Imports in transit                                          123,660              65,105
Works underway                                            1,112,106             867,905
Lots in Pirque and Leyda                                    464,290             475,952
Other                                                       319,883             184,106
Subtotal other assets                                     7,565,381           6,809,904

TOTAL FIXED ASSETS                                      134,334,941         122,615,388
TOTAL ACCUMUL. DEPREC.                                  (49,965,162)        (47,411,466)
TOTAL DEPREC FOR F. YEAR                                 (7,140,132)         (6,600,060)
TOTAL NET FIXED ASSETS                                   77,229,647          68,604,162

           TECHNICAL REVALUATION AND ADJUSTMENT OF ACCOUNTING VALUES

                                                                         2003           2002
                                                                        Th Ch$         Th Ch$

LAND
Land and mining claims                                                 313,585         319,476
Subtotal land and mining claims net                                    313,585         319,476

CONSTRUCTIONS & INFRASTRUCTURE
High rises and industrial constructions                              6,264,995       6,258,899
Facilities                                                              41,406         444,405
Subtotal Constructions                                               6,306,401       6,703,304

Accumulated depreciation                                            (4,861,664)     (5,055,742)
Depreciation for the fiscal year                                      (156,748)       (156,749)
Subtotal depreciations                                              (5,018,412)     (5,212,491)

Subtotal Constuctions & Infrastucture net                            1,287,989       1,490,813

MACHINERY & EQUIPMENT
Furnaces                                                                     0         530,370
Machinery                                                                    0       1,015,188
Tools                                                                        0          54,778
Furniture and Materials                                                      0          14,554
Subtotal Machinery & equipment                                               0       1,614,890

Accumulated depreciation                                                     0      (1,614,890)
Depreciation for the fiscal year                                             0               0
Subtotal depreciation                                                        0      (1,614,890)

Subtotal machinery & equip                                                   0               0

Total Net Technical Revaluation                                      1,601,574       1,810,289

TOTAL REVALUATED ASSET                                               6,619,986       8,637,670
TOTAL ACCUMULATED DEPRECIATION                                      (4,861,664)     (6,670,632)
TOTAL DEPRECIATION FOR YEAR                                           (156,748)       (156,749)
TOTAL NET                                                            1,601,574       1,810,289

                     13. Sales transactions with leaseback


These type of transactions were not carried out as of September 30, 2003 and 2002.

                     14. Investments in related companies

The Company has valued its investments in related companies according to the norms indicated in note 2 n).


CIECSA S.A.

On April 20, 2000 the Shareholders of Ciecsa S.A. agreeded to increase its equity by the equivalent to UF 359,921 through the issue of 343,750,000 shares that were fully subscribed by Cristalchile S.A. On April 18, 2003 the subcribtion was paid. On August 26, 2003 it was agreeded to increase
CIECSA's capital by Th Ch$ 910,000, through the issue of 36,400,000 shares totally suscribed and paid by Cristalchile, with which the participation in the subsidiary increased to 98.45% as of September 30, 2003.


CRISTALCHILE INVERSIONES S.A.

This company was formed at the end of 2001 in which Cristalerias de Chile S.A. has a 99.99 % share of the equity. Cristalchile Inversiones S.A., in turn, registers a 40% investment in Rayen Cura S.A.I.C., a company constituted in the city of Mendoza, Republic of Argentina.

On January 31, April 25 and June 30 of 2003 Rayen Cura S.A.I.C. made capital reimbursements of part of a capital increase paid on April 29, 2002. Reimbursed amounts totaled Th US$ 2,600.

As of September 30 the financial statements of Rayen Cura S.A.I.C. have recognized an exchange rate of $ 2.87 Argentine pesos per US Dollar. CristalChile Inversiones S.A., in turn, has adjusted the financial statements of Rayen Cura S.A.I.C. in order to acknowledge the variation occurred from $3.32 Argentine pesos (exchange rate used as of December 31, 2002) and $2.87 Argentine pesos per US dollar as of September 30, 2003.

As an effect of the result of this affiliate and the conversion of the financial statements of Rayen Cura S.A.I.C., according to chilean normative, CristalChile Inversiones S.A., has recognized a Th Ch$ 717,358 income as of September 30, 2002, and a Th Ch$ 2,675,431 loss as of September 30, 2002.

On the other hand, the dollar exchange rate variation during the 2003 and 2002 fiscal years originated a Th Ch$ 1,232,724 charge in 2003 and a Th Ch$ 500,208 credit in 2002 in the item Other Equity Reserves, for the investment in Rayen Cura S.A.I.C. and from the negative goodwill produced by the purchase of shares of that company.


CRISTALCHILE COMUNICACIONES S.A.

As of September 29, 2003 the Shareholders agreeded to increase the company's equity by issuing 3,861,538 shares, without nominal value, at a value of Ch$ 650 each, which represents Th Ch$ 2,510,000.

Such increase was suscribed and paid by Cristalerias de Chile S.A., with which its participation in the company's equity reaches 99.998%.


S.A. VINA SANTA RITA

As of September 30, 2003, the company has registered an unrealized income of Th Ch$ 248,705, corresponding to container sales to the the subsidiary S.A. Vina Santa Rita.

CRISTALERIAS DE CHILE S.A.
NOTE 14 -  INVESTMENTS IN RELATED COMPANIES
DETAIL OF INVESTMENTS


                                                 Investment
                                     Country of    Control       Number of                  Shareholder
 R.U.T.       Company                 Origin      Currency         Shares                  (Percentage)
                                                                                   09-30-2003         09-30-2002
96721580-5    Cristalchile             Chile        Peso        101,213,160       99.9981689220       99.998000
              Comunicaciones S.A.
86547900-K    S.A. Vina Santa Rita     Chile        Peso        493,959,797       54.0970095470       54.097000
              S.A
86881400-4    Envases CMF S.A.         Chile        Peso             28,000       50.0000000000       50.000000
96608270-4    Ciecsa S.A.              Chile        Peso        652,901,305       98.4457827010       98.273700
              Constructora Apoger
96767580-6    S.A.                     Chile        Peso            800,000       80.0000000000       80.000000
              Inmobiliaria Don
96826870-8    Alberto S.A.             Chile        Peso              3,817       38.1700000000       38.170000
              Cristalchile
96972440-5    Inversiones S.A.         Chile        Peso              9,999       99.9900000000       99.990000
              TOTAL


CRISTALERIAS DE CHILE S.A.
NOTE 14 -  INVESTMENTS IN RELATED COMPANIES
DETAIL OF INVESTMENTS

             Company                               Net
              Equity                              Income
   09-30-2003        09-30-2002         09-30-2003       09-30-2002
   70,614,161        75,140,007         -5,250,286       -6,845,803
   81,347,931        79,399,111          3,735,128        8,387,774
   33,088,075        30,296,796            713,420          463,654
   16,410,897        11,951,794            825,740        1,063,284
        5,077            52,135             -1,051            1,709
           27               235                 -8           -2,734
   -2,135,634           606,921            474,198       -2,752,701



CRISTALERIAS DE CHILE S.A.
NOTE 14 -  INVESTMENTS IN RELATED COMPANIES
DETAIL OF INVESTMENTS

            Result of                                                Income not                  Book value
             Accrual                        VPP                       Realized                  of Investment
     09-30-2003    09-30-2002    09-30-2003    09-30-2002    09-30-2003     09-30-2002    09-30-2003    09-30-2002
     -5,250,189    -6,845,668    70,612,868    75,138,505             0              0    70,612,868    75,138,505
      2,020,593     4,537,535    44,006,798    42,952,538      -248,705              0    43,758,093    42,952,538
        356,710       231,826    16,544,038    15,148,398             0              0    16,544,038    15,148,398
        812,907     1,044,929    16,155,836    11,745,470      -230,867       -263,853    15,924,969    11,481,617
           -841         1,368         4,062        41,708             0              0         4,062        41,708
             -4        -1,044            10            89             0              0            10            89
        474,150    -2,752,425             0       606,860             0              0             0       606,860
                                147,323,612   145,633,568      -479,572       -263,853   146,844,040   145,369,715

                      15. Investments in other companies


As of September 30, 2003 and 2002 there are no investments in other companies.

                           16. Goodwill Amortization

NEGATIVE GOODWILL

Stock purchases made on years 1993, 1994, 1995, 1996 and 1999 of S.A. Vina Santa Rita and Ciecsa S.A., have produced negative goodwill whose net balance to be amortized as of September 30, 2003 totaled Th Ch$ 1,939,310 (Th Ch$ 2,111,095 in 2002).


POSSITIVE GOODWILL

As of September 30, 2003 and 2002 there are no transactions for this concept.

CRISTALERIAS DE CHILE S.A.
NOTE 16 - GOODWILL ON INVESTMENTS
Negative Goodwill

   R.U.T.             Company Name                             09-30-2003                                09-30-2002
                                                   Amount Amortiz.   Balance of Negative     Amount Amortiz.   Balance of Negative
                                                     this period          Goodwill            this period           Goodwill
86547900-K       S.A. Vina Santa Rita                     37,707             572,714             37,708              623,000
96608270-4       Ciecsa S.A.                              91,106           1,366,596             91,107            1,488,095
                 TOTAL                                   128,813           1,939,310            128,815            2,111,095

                                17. Intangibles


As of September 30, 2003 and 2002 there are no values for these concepts.

                              18. Other (Assets)

As of September 30, 2003, the sum of Th Ch$ 8,971,602 (Th Ch$ 10,580,217 in
2002) for investments in Bonds of Celulosa Arauco y Constitucion S.A., equivalent to US$ 13,420,000 at an annual rate of 6.95%, with maturity on September 15, 2005, is included in Other Long-term Assets.

Considering that there is the intention of maintaining the Celulosa Arauco y Constitucion S.A. bonds until their maturity on September 15, 2005, the valuation and registration of the bonds fulfills the provisions in Circular Letter No. 368 of the S.V.S., as Long-term Fixed Rate Instruments according to the investment value, plus interests and adjustments accrued at the end of the fiscal year.

As of September 30, 2003 there is a balance for issuance expenses of bond series C and D for Th Ch$ 918,574 (Th Ch$ 1,076,048 in 2002), and the negative goodwill produced as a result of their placement of Th Ch$ 2,337,221 (Th Ch$ 2,535,429 in 2002).

In addition, as of September 30, 2002, Th Ch$ 48,213 are included for anticipated interests of Customs Duties Deferred Rights.

       19. Short-term obligations with banks and financial institutions


a) Short-term obligations with Banks and Financial Institutions (5.21.10.10).

As of September 30, 2003 and 2002, there are not short-term bank obligations.

b) Long-term obligations with Banks and Financial Institutions (5.21.10.20).

A list of operations is shown on the attached chart.

CRISTALERIAS DE CHILE S.A.
NOTE 19 -  OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM

         Type of Currency and Readjustment Index


 R.U.T.         Bank or Financial Institution              Dollars                         Euros                    Yens
                                                   06-30-2003   06-30-2002       09-30-2003   09-30-2002  09-30-2003   09-30-2002

Short term (code:  5.21.10.10)
Long Term - Short Term (code:  5.21.10.20)

0-E             J.P Morgan Chase Bank               136,073     22,015,872            0            0           0            0
                Others                                    0              0            0            0           0            0
                TOTAL                               136,073     22,015,872            0            0           0            0

                Capital amount due                        0     22,012,661            0            0           0            0

                Average annual interest rate          1.925            3.0            0            0           0            0
                        Percentage oblig. foreign curr. (%)       100.0000
                        Percentage oblig. foreign curr. (%)         0.0000


CRISTALERIAS DE CHILE S.A.
NOTE 19 - OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS, SHORT TERM Type of Currency and Readjustment Index

                 Other Foreign
                  Currencies                         U.F.                     Non adjustable $                 Total
          09-30-2003      09-30-2002     09-30-2003      09-30-2002     09-30-2003      09-30-2002    09-30-2003     09-30-2002

               0               0              0               0              0               0          136,073      22,015,872
               0               0              0               0              0               0                0               0
               0               0              0               0              0               0          136,073      22,015,872

               0               0              0               0              0               0                0      22,012,661

               0               0              0               0              0               0                0               0

                         20. Other Current Liabilities

As of September 30, 2003 , a positive balance of Th Ch$ 4,054,129 in favor of financial institutions was produced, as a consequence of Future Contracts subscribed by the Company, more detail of these is shown in note 34 Derivative Contracts.

As of September 30, 2002, there was no balance for these transactions.

        21. Long term liabilities with banks and financial institutions


The obligations with banks and financial institutions are presented on the charts attached.

CRISTALERIAS DE CHILE S.A.
NOTE 21: LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long-term Obligations With Banks and Financial Institution




                                                                          Maturity
                                   Adjustment
                Bank or              index          From 1     From 2         From 3          From 5      More than 10 years
               Financial            currency          to 2      to 3           to 5            to 10       Amount       Term
R.U.T.        Institution                              M$        M$             M$               M$          M$

0-E    J.P. Morgan Chase Bank     Dollars              --    8,262,125      24,786,375           --           --           --
                                  Euros                --           --             --            --           --           --
                                  Yen                  --           --             --            --           --           --
                                  UF                   --           --             --            --           --           --
                                  Non-adj.CH$          --           --             --            --           --           --
                                  Others               --           --             --            --           --           --
            Total                                      --    8,262,125      24,786,375           --           --           --
Porcentaje de obligaciones en moneda extranjera    100.00%
Porcentaje de obligaciones en moneda nacional        0.00%


CRISTALERIAS DE CHILE S.A.
NOTE 21: LONG-TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long-term Obligations With Banks and Financial Institution

                                         Closing date            Closing date
            Maturity                    Current period         Previous period
                                   Total
                                 Long-Term         Average      Total Long-Term
                               at closing of        annual       at closing of
    More than 10 years           Financial         interest        Financial
     Amount           Term       Statements          rate          Statements
       M$
         --             --        33,048,500         1.925        16,509,497
         --             --                --            --                --
         --             --                --            --                --
         --             --                --            --                --
         --             --                --            --                --
         --             --                --            --                --
         --             --        33,048,500                      16,509,497

           22. Short-term and long-term obligations with the public
                         (promissory notes and bonds)


As of September 30, 2003 and 2002, there are obligations with the public for UF 4,100,000, equivalent to Th Ch$ 69,478,723 (Th Ch$ 69,422,126 in 2002)
divided in series C1, C2, D1 and D2, with a 4.75% annual interest in series C and 5.80% in series D. In the short term there is a balance of Th Ch$ 775,889 (Th Ch$ 774,957 in 2002) corresponding to accrued interests for UF 45,468.20.

Cristalerias de Chile S.A.

NOTE 22: SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC (PROMISSORY NOTES AND BONDS)
BONDS


    REGISTRATION OR                                                                                    INSTALLMENTS
  IDENTIFICATION No.                  CURRENT       INDEXING     INTEREST        FINAL           INTEREST         AMORTIZATION
     OF INSTRUMENT        SERIES     FACE VALUE   UNIT OF BOND     RATE        MATURITY           PAYMENT            PAYMENT

LONG-TERM BONDS - CURRENT PORTION
296-09.07.02           C1 Interests            0       UF          4.75       01-15-2004        SEMI-ANNUAL        SEMI-ANNUAL
296-09.07.02           C2 Interests            0       UF          4.75       01-15-2004        SEMI-ANNUAL        SEMI-ANNUAL
296-09.07.02           D1 Interests            0       UF          5.80       01-15-2004        SEMI-ANNUAL        SEMI-ANNUAL
296-09.07.02           D2 Interests            0       UF          5.80       01-15-2004        SEMI-ANNUAL        SEMI-ANNUAL

TOTAL CURRENT PORTION

LONG-TERM BONDS
296-09.07.02                C1         1,500,000       UF          4.75       07-15-2008        SEMI-ANNUAL        SEMI-ANNUAL
296-09.07.02                C2           500,000       UF          4.75       07-15-2008        SEMI-ANNUAL        SEMI-ANNUAL
296-09.07.02                D1         1,900,000       UF          5.80       07-15-2023        SEMI-ANNUAL        SEMI-ANNUAL
296-09.07.02                D2           200,000       UF          5.80       07-15-2023        SEMI-ANNUAL        SEMI-ANNUAL

LONG-TERM TOTAL


Cristalerias de Chile S.A.
NOTE 22: SHORT-TERM AND LONG-TERM OBLIGATIONS WITH PUBLIC (PROMISSORY NOTES AND BONDS)
BONDS

                                                               ISSUE
                                         PAR VALUE           IN CHILE OR
                                09-30-2003      09-30-2002     ABROAD
LONG-TERM BONDS-CURRENT PORTION
296-09.07.02                     255,054          255,047      LOCAL
296-09.07.02                      85,085           85,015      LOCAL
296-09.07.02                     393,798          393,477      LOCAL
296-09.07.02                      41,452           41,418      LOCAL

TOTAL CURRENT PORTION            775,589          774,957
296-09.07.02                  25,419,045       25,398,339      LOCAL
296-09.07.02                   8,473,015        8,466,113      LOCAL
296-09.07.02                  32,197,457       32,171,229      LOCAL
296-09.07.02                   3,389,206        3,386,445      LOCAL

LONG-TERM TOTAL               69,478,723       69,422,126

                         23. Provisions and Write-offs


Provisions:

As of September 30, 2003, the Company has short-term provisions of Th Ch$ 5,355,462 and Th Ch$ 5,395,482 in 2002.

In the Long-term, provisions are recorded of Th Ch$ 7,623,385 as of September 30, 2003 and Th Ch$ 5,444,154 as of September 30, 2002.

In the annexed chart a detail of provisioned amounts is presented.

     a)   Bad Debt Reserves:

The Company has established a reserve for bad debts of Th Ch$ 143,127, and Th Ch$ 128,541, respectively, as of September 30, 2003 and 2002.

This provision is deducted from the balance of debtors from sales, as stated in note 5.


     b)   Vacation Provision:

The company has established a provision for the total cost of vacations pending as of September 30, 2003 and 2002, as established in Technical Bulletin No. 47 of the Accountants Association of Chile.

The net balance for this item amounts Th Ch$ 376,317 as of September 30, 2003 (Th Ch$ 363,108 in 2002).


     c)   Provision for Furnace Reconstruction:

This provision is established throughout the useful life of the refractories of each smelting furnace so their repair will not have a distort the result of the fiscal year when the repairs are made.

The Company has established a provision for this item in the amount of Th Ch$ 3,514,837 and Th Ch$ 3,199,104 as of September 30, 2003 and 2002,
respectively.

An itemized list of the amounts provisioned is shown in the attached chart.

Cristalerias de Chile S.A.
Note Provisions and Write-offs                   09/30/2003         09/30/2002

Short term

Furnace Reconstruction                                    0          1,628,602
Packing for Client Return                         1,150,178          1,288,343
Board Share                                          96,640            657,908
Provision Subsidiary Losses                       2,135,420                  0
Provision Indirect Expenses                         687,266            648,481
Provision Legal Gratification                        81,832             68,593
Legal Holiday                                       376,317            363,108
Severance Pay                                       181,526            171,436
Reserve Spare Parts                                 438,189            459,332
Other Provisions                                    208,094            109,679

                                         --------------------------------------
Total Short Term                                  5,355,462          5,395,482

Long term

Severance Pay                                     4,108,548          3,873,652
Furnace Reconstruction                            3,514,837          1,570,502

                                         --------------------------------------
Total Long-Term                                   7,623,385          5,444,154

                            24. Severance Payments


The reserve for severance payments to personnel is included at its current value, as expressed in note 2 r). As of September 30, 2003 it totals Th Ch$ 4,290,074 (Th Ch$ 4,045,088 in 2002).


As of September 30, 2003 and 2002 the parent company has paid severance payments of Th Ch$138,485 and Th Ch$ 66,067 respectively, chargeable against the reserve.

                        25. Other long-term liabilities


As of September 30, 2003 and 2002 there are no values for this concept.

                             26. Minority interest


Not applicable to individual financial statements.

                             27. Changes in Equity


Activity in 2003 and 2002

The activity of the capital and reserve accounts in the fiscal years ended on September 30, 2003 and 2002, are shown in the attached charts.

The detail of the item Other Reserves is the following:

                                             2003                    2002
                                             Th Ch$                 Th Ch$

Future capital increases                  4,599,545               4,390,932
Reserve for adjustment of value           1,601,574               1,810,288
of fixed assets
Adjustment for conversion difference      2,129,950               5,578,731
in investment in Rayen Cura S.A.I.C.
Difference VPP Sodex                       (218,686)               (218,689)
                                         ----------               ----------

TOTAL OTHER RESERVES                      8,122,383              11,561,262

CRISTALERIAS DE CHILE S.A.
NOTE 27: CHANGES IN NET WORTH


                                                                  Reserve capital  Premium in sale
                    Items                        Paid-in Capital     revaluation       of shares      Other Reserves
Balances as of 06-30-2003
Initial balance                                      64,749,257                0       27,598,393         9,713,099
Distribution result previous fiscal year                      0                0                0                 0
Final dividend previous fiscal year                           0                0                0                 0
Capital increases with cash stock issue                       0                0                0                 0
Reserves and/or Profits Capitalization                        0                0                0                 0
Development period Accumulated deficit                        0                0                0                 0
Accumulated conversion difference adjustment                  0                0                0         1,717,273
Eventual Dividend                                             0                0                0                 0
Owner's equity Revaluation                                    0          776,991          331,181           116,557
Fiscal Year Result                                            0                0                0                 0
Provisional Dividends                                         0                0                0                 0

Final balances                                       64,749,257          776,991       27,929,574         8,112,383
Balances as of 06-30-2002
Initial balance                                      62,863,356                0       26,794,558         7,942,919
Distribution result previous fiscal year                      0                0                0                 0
Final dividend previous fiscal year                           0                0                0                 0
Capital increases with cash stock issue                       0                0                0                 0
Reserves and/or profit Capitalization                         0                0                0                 0
Development period accumulated deficit                        0                0                0                 0
Accumulated conversion difference adjustment                  0                0                0         3,189,257
Owner's equity revaluation                                    0          817,225          348,328           103,258
Fiscal Year Result                                            0                0                0                 0
Provisional Dividends                                         0                0                0                 0

Final balances                                       62,863,356          817,225       27,142,886        11,235,434
Updated balances                                     64,686,393          840,924       27,930,030        11,561,262


                                                                                                             Fiscal
                                           Reserve Future   Accumulated    Provisional      Devel. Period     Year
                  Items                       Dividends        Results       Dividends         Deficit       Result
Balances as of 06-30-2003
Initial balance                              114,912,655     17,660,662    -3,303,936              0             0
Distribution result previous fiscal year      14,356,726    -17,660,662     3,303,936              0             0
Final dividend previous fiscal year           -5,526,400              0             0              0             0
Capital increases with cash stock issue                0              0             0              0             0
Reserves and/or Profits Capitalization                 0              0             0              0             0
Development period Accumulated deficit                 0              0             0              0             0
Accumulated conversion difference                      0              0             0              0             0
   adjustment
Eventual Dividend                               -960,000              0             0              0             0
Owner's equity Revaluation                     1,573,338              0          -960              0             0
Fiscal Year Result                                     0              0             0              0     2,415,990
Provisional Dividends                                  0              0      -960,000              0             0

Final balances                               124,356,319              0      -960,000              0     2,415,990
Balances as of 06-30-2002
Initial balance                              102,798,113     17,770,611    -4,657,728       -123,129             0
Distribution result previous fiscal year      12,989,754    -17,770,611     4,657,728        123,129             0
Final dividend previous fiscal year           -4,230,400              0             0              0             0
Capital increases with cash stock issue                0              0             0              0             0
Reserves and/or profit Capitalization                  0              0             0              0             0
Development period accumulated deficit                 0              0             0              0             0
Accumulated conversion difference                      0              0             0              0             0
   adjustment
Owner's equity revaluation                     1,454,480              0    -1,930,560              0             0
Fiscal Year Result                                     0              0             0              0    15,984,148
Provisional Dividends                                  0              0             0              0             0

Final balances                               113,011,947              0    -1,930,560              0    15,984,148
Updated balances                             116,289,293              0    -1,986,546              0    16,447,688

CRISTALERIAS DE CHILE S.A.
NOTE 27:  CHANGES IN EQUITY - NUMBER OF SHARES


     SERIES                 No.                     No.                              No.
                          SHARES                  SHARES                            SHARES
                        SUBSCRIBED                 PAID                          WITH VOTING
     SINGLE             64,000,000              64,000,000                        64,000,000





CRISTALERIAS DE CHILE S.A.
NOTE 27:  CHANGES IN NETWORTH - CAPITAL (AMOUNT - TH CH$)


     SERIES             SUBSCRIBED               PAID-IN
                         CAPITAL                 CAPITAL
     SINGLE              64,749,257              64,749,257


                  28. Other Non-operating Income and Expenses


As of September 30, 2003 non-operating income amounted Th Ch$ 288,216 and Th Ch$ 484,710 in 2002.

Non-operating expenses amounted to Th Ch$ 627,219 as of September 30, 2003 and Th Ch$ 542,429 in fiscal year 2002.

More detail is shown in annexed chart.

                       Non-operating Income and Expenses


CRISTALERIAS DE CHILE S.A.
NOTE 28:  OTHER NON-OPERATING INCOME AND EXPENSES

                                                      2003               2002
                                                     Th Ch$             Th Ch$
INCOME
Offices and establishments rental                    123,129            170,738
Sale of fixed assets                                   4,527             34,560
Compensation for Damage                                2,551            132,534
Sale of materials                                     20,919              9,397
Others Income (Agricultural Division)                 55,505             23,051
Amortization of non-realized profits                  24,736             24,736
Sundry income                                         56,849             89,694

TOTAL NON-OPERATING INCOME                           288,216            484,710

EXPENSES
Professional advice                                  501,037            499,031
Other expenses                                        74,558             22,088
Insurances                                                 0             21,310
ADR's Expenses                                        51,624                  0

TOTAL NON-OPERATING EXPENSES                         627,219            542,429

                          29. Price-level Restatement


As a result of the application of price-level restatement as described in Note 2 d), a net charge to results was generated in the 2003 and 2002 fiscal year of Th Ch$ 432,458 and Th Ch$ 641,810 respectively.


Additional Balance-itemized information is shown in the annexed chart.

Cristalerias de Chile S.A.
NOTE 29:  ADJUSTMENT FOR PRICE LEVEL RESTATEMENTS


ASSETS (CHARGES)/CREDITS                                     ADJUSTABILITY          09-30-2003           09-30-2002
                                                                 INDEX
INVENTORY                                                Consumer Price Index           17,695               55,783
FIXED ASSET                                                       CPI                  814,367              744,743
INVESTMENTS IN RELATED COMPANIES                                  CPI                1,768,240            1,897,978
MARKETABLE SECURITIES                                             CPI                   45,991               46,376
SHORT TERM DEBTORS                                                CPI                    1,921                2,920
ACCOUNTS RECEIVABLE RELATED COMPANIES                             UF                   262,350              306,792
LONG-TERM DEBTORS                                                 UF                     1,943                2,302
SHORT TERM DEBTORS                                                UF                     1,009                    0
RATE ISSUANCE DIFFERENCE LONG-TERM BOND                           UF                    27,848                    0
INFLATIONARY EFFECT                                               CPI                  391,258                    0
OTHER NON-MONETARY ASSETS                                         UF                     2,361                    0
OTHER NON-MONETARY ASSETS                                         CPI                   12,626               40,728
EXPENSE AND COST ACCOUNTS                                         CPI                   -7,647              292,651
TOTAL (CHARGES)/CREDITS                                            -                 3,339,962            3,390,273

LIABILITIES (CHARGES)/ CREDITS

NET  WORTH                                                        CPI               -2,809,120           -2,791,397
ACCOUNTS RECEIVABLE RELATED COMPANIES                             UF                       -91                 -212
SHORT-TERM RESERVES                                               CPI                   -5,086               -8,218
SHORT -TERM CREDITORS                                             CPI                        0             -250,302
LONG-TERM CREDITORS                                               CPI                        0             -187,696
SHORT-TERM BANK LOANS                                             CPI                  -71,369              -88,327
LONG-TERM RESERVES                                                CPI                     -535                 -552
PUBLIC OBLIGATION                                                 UF                  -827,831                    0
LONG-TERM BANK LOANS                                              CPI                        0             -437,998
NON-MONETARY LIABILITIES                                          CPI                   16,232             -214,024
INCOME ACCOUNTS                                                   CPI                  -74,620              -53,357
TOTAL (CHARGES)/ CREDITS                                           -                -3,772,420           -4,032,083

(LOSS) PROFIT FROM ADJUSTMENT FOR PRICE LEVEL RESTATEMENT                             -432,458             -641,810

                           30. Exchange Differences


A net charge to results was produced due to exchange differences of Th Ch$ 9,901,636 in 2003 and a net credit of Th Ch$ 8,370,748 in 2002.

According to the provisions in Circular Letter 1560 of the SVS of 09/20/2001, the net effect of the adjustment of adjustable assets and liabilities in foreign currency on results deducting the effect of inflation is presented in this item.

Further information is shown on the table attached.

Cristalerias de Chile S.A.
NOTE 30:  EXCHANGE DIFFERENCES

           ITEM                                   CURRENCY                                 AMOUNT
                                                                                  09-30-2003     09-30-2002
FIXED (CHARGES) /CREDITS
AVAILABLE                                          DOLLARS                          -21,682          15,335
MARKETABLE SECURITIES                              DOLLARS                       -4,300,205         980,251
TIME DEPOSITS                                      DOLLARS                          -95,284      5 ,606,858
INVENTORY                                          DOLLARS                         -70 ,115         145,974
BONDS INSTALLMENT                                  DOLLARS                         -783,301       1,330,756
SUNDRY DEBTORS                                     DOLLARS                         -251,963         205,074
OTHER ASSETS                                       DOLLARS                          -31,701               0
ADJUSTMENT  EFFECT OF INFLATION                    DOLLARS                         -391,258               0

TOTAL (CHARGES) /CREDITS                                                         -5,945,509       8,284,248

LIABILITIES (CHARGES) /CREDITS
NOTES PAYABLE                                      DOLLARS                          174,682        -387,124
NOTES PAYABLE                                      OTHER CURRENCY                     9,397        -38 ,919
SUNDRY CREDITORS - SHORT TERM                      DOLLARS                           64,714               0
LONG- TERM BANK LOANS                              DOLLARS                        2,882,000               0
SHORT-TERM RESERVES                                DOLLARS                                0        -200,379
LONG-TERM RESERVES                                 DOLLARS                          259,380        -340,706
SUNDRY CREDITORS - LONG TERM                       DOLLARS                           11,591        -127,965
OTHER LIABILITIES                                  DOLLARS                           52,764         743,595
ADJUSTMENT FUTURE CONTRACTS                        DOLLARS                       -7,410,605               0
INFLATIONARY EFFECT                                DOLLARS                                0         437,998

TOTAL (CHARGES)/ CREDITS                                                         -3,956,127          86,500
(LOSS) PROFIT FROM EXCHANGE DIFFERENCE                                           -9,901,636       8,370,748

                            31. Extraordinary Items

As of September 30, 2003, there are no transactions for this item.

       32. Expenses incurred in the sale of shares and debt instruments


On August, 2002 the company placed bond series C1, C2, D1 and D2 for UF 4,100,000, which resulted in expenses and rate placement difference which balance as of September 30, 2003 amounts Th Ch$ 3,581,071 (Th Ch$ 3,940,279 in
2002). Amortization is being done according to the maturity of each series.

Classified under current assets there are Th Ch$ 325,276 (Th Ch$ 328,802 in
2002) and Th Ch$ 3,255,795 (Th Ch$ 3,611,477 in 2002) under other long-term fixed assets.

As of September 30, 2003 and 2002, the charge to results for their amortization amounts Th Ch$ 247,327 and Th Ch$ 40,487, respectively.

                             DETAIL                           2003
                                                 Short -Term         Long-Term
     Difference  in bonds placement rate            198,127          2,337,221
     Stamp Tax                                      114,434            826,717
     Placement commission and others                 12,715             91,857
     Total                                          325,276          3,255,795


                             DETAIL                           2002
                                                 Short -Term         Long-Term
     Difference  in bonds placement rate            197,966          2,535,429
     Stamp Tax                                      118,619            975,599
     Placement commission and others                 12,217            100,449
     Total                                          328,802          3,611,477

                            33. Cash Flow Statement


An itemized list is included in the attached chart.

CRISTALERIAS DE CHILE S.A.

CASH FLOW STATEMENT


1. The following is the detail of the item OTHERS:

                                                                   2003                    2002
                                                                  Th Ch$                  Th Ch$
541.11.40     Other income received
              Accountent Return                                   895,449                       0
              Discount for Custom Duties                                0                 303,445
              Insurance severance                                       0                 206,456
              Other income                                          2,837                   6,940
                               Total                              898,286                 516,841

541.11.80     Other expenses paid
              Exchange differences                              5,243,049                 612,683
              Donations                                            58,877                  44,871
              Other expenses                                        2,649                   6,440
                               Total                            5,304,575                 663,994

541.13.15     Sale of other investments
              Redemption LT bonds                                 308,240                 539,039
              Redemption Time Dep. over 90 days                         0              10,954,454
              Other                                                     0                   3,056
                               Total                              308,240              11,496,549

541.13.30     Other investment income
              Maturity of future contracts                      1,469,229               4,000,707
                                                                1,469,229               4,000,707

541.13.65     Other investment disbursements
              Purchase of shares                                  318,170                 366,017
              Future Contracts                                  5,891,184                 728,898
              Other                                                     0                  10,035
              Total                                             6,209,354               1,104,950


Following are financing and investment activities that did not generate cash flow during the fiscal year, but that commit future cash flows:

              ITEM                                         Amount Th Ch $                Maturity

              Dividend No.155                                     960,000           October -2003
              Payable investment imports                          213,469           October -2003
              Payable investment imports                          173,757           December-2003
                                                                ---------
              TOTAL                                             1,347,226

                           34. Derivative Contracts

The parent company has signed future contracts in foreign currency of Th US$ 76,600 in 2003 (Th US$ 109,600 in 2002) subject to the regulations of Chapter VII of the Compendium of International Exchange Regulations of the Central Bank of Chile and Chapter 13-2 of the compilation of Regulations of Banks and Financial Institutions.

As of September 30, 2003 there was a difference in favor of financial institutions of Th Ch$ 4,054,129, classified under Other Current Liabilities.

As of September 30, 2002 there was a difference in favor of the Company of Th Ch$ 3,864,460 classified under Other Current Assets.

CRISTALERIAS DE CHILE S.A.
NOTE 34: DERIVATIVE CONTRACTS

                                                                       DESCRIPTION OF CONTRACTS
                                         MATURITY OR                           PURCHASE/       PROTECTED ITEM OR       VALUE OF
  TYPE OF      TYPE OF      VALUE OF     EXPIRATION            SPECIFIC          SALE            TRANSACTION           PROTECTED
 DERIVATIVE    CONTRACT     CONTRACT        DATE                 ITEM          POSITION        NAME       AMOUNT         ITEM

     FR           CI       25,777,830    FOURTH 2003        EXCHANGE RATE          P             -           0             0
     FR           CI       24,852,472    THIRD 2004         EXCHANGE RATE          P             -           0             0


CRISTALERIAS DE CHILE S.A.
NOTE 34: DERIVATIVE CONTRACTS


                         ACCOUNTS AFFECTED
          ASSETS/LIABILITY                EFFECT ON RESULT
       NAME            AMOUNT        REALIZED          NOT REALIZED

   LIABILITIES       3,159,028     -3,159,028               0
   LIABILITIES         895,101       -895,101               0

     Analisys of Forward Contracts in foreign currency as of 09.30.2003

                                                                                                           PROFIT
            INSTITUTION                              DATE                           FUTURE VALUE           (Loss)
                                        Investment           Maturity                     US$               ThCh$
Banco de Chile                          05-13-2002          12-01-2003                3,000,000           (115,974)
Banco Chile                             10-02-2002          10-01-2003                6,000,000           (569,423)
Banco Santander                         10-03-2002          10-02-2003                5,000,000           (483,738)
Deutsche Bank (Chile) S.A.              10-10-2002          10-02-2003                4,000,000           (441,997)
Scotiabank                              10-16-2002          10-15-2003                2,000,000           (190,752)
Deutsche Bank (Chile) S.A.              03-28-2003          11-17-2003               10,000,000           (732,956)
Citibank N.A.                           03-26-2003          11-10-2003                5,000,000           (362,894)
Banco Santander                         04-08-2003          11-24-2003                4,000,000           (261,294)
Citibank N.A.                           09-08-2003          09-02-2004                2,000,000            (44,515)
Deutsche Bank (Chile)                   09-04-2003          09-03-2004               15,000,000           (474,628)
Bank Boston                             09-10-2003          09-06-2004                2,000,000            (46,280)
Deutsche Bank (Chile) S.A.              09-08-2003          09-07-2004                2,000,000            (44,646)
Deutsche Bank (Chile) S.A.              09-08-2003          09-07-2004                1,800,000            (39,997)
Deutsche Bank (Chile) S.A.              10-09-2003          09-09-2004                2,800,000            (64,733)
Deutsche Bank (Chile) S.A.              10-09-2003          09-09-2004                2,000,000            (46,413)
Banco Chile                             09-11-2003          09-06-2004                3,000,000            (60,172)
Banco Santander                         09-15-2003          09-09-2004                3,500,000            (36,877)
Banco Santander                         09-15-2003          08-16-2004                3,500,000            (36,841)
Total                                                                                76,600,000         (4,054,129)

                      35. Contingencies and Restrictions


CONTINGENCIES AND COMMITMENTS

As of September 30, 2003, there is a guarantee delivered in the amount of Th Ch$ 7,944 (Th Ch$ 7,938 in 2002), according to the detail in the attached chart.


LAWSUITS OR OTHER LEGAL ACTIONS THE COMPANY IS INVOLVED IN

As of September 30, 2003 and 2002 there are no lawsuits and other legal actions pending.


RESTRICTIONS

I. SYNDICATED LOAN
In relation to the syndicated loan subscribed with JP Morgan Chase Bank and other 8 creditor banks for US$ 50 million, there are certain financial obligations mentioned as follows:


a)   TOTAL CONSOLIDATED DEBT TO CAPITALIZATION RATIO

Cristalerias de Chile S.A will not allow the Total Consolidated Debt to Capitalization Ratio exceed the 0.45 to 1.0 ratio at any time.

Capitalization is defined as the sum of Net Worth plus Minority Interest plus total consolidated debt.


b)   TOTAL CONSOLIDATED DEBT TO EBITDA RATIO

Cristalerias de Chile S.A will not allow the Net Consolidated Debt to EBITDA ratio to exceed the 2.5 to 1.0 ratio at any time.

Consolidated EBITDA is defined as the following: operating income plus depreciation and amortization, plus non-cash charges (as long as they have been deduced whe determining operating income) and cash income from interests minus non-cash credits (as long as they have been added when determining operating income), in each case for each period.


c)   INTEREST COVERAGE RATIO

Cristalerias de Chile S.A. will not allow the Interest Coverage Ratio to be lower than the following ratios during the following periods: 3.5 from January 01 2001 to December 31, 2002; 4.0 from January 01, 2003 onwards.

Interest coverage at the day of determination is defined as the ratio between unconsolidated EBITDA for the period of four consecutive fiscal quarters that end on or most recently ended before, that date; and interest expenses for that period.

d)   NET EQUITY

Cristalerias de Chile S.A. should maintain a minimum amount of  UF 10,000,000.

Cristalerias de Chile S.A. complies with 100% of the restrictions agreed with the creditor banks.

II. BOND ISSUE

The bond issue contract signed on May 29, 2002 with Banco Chile as the bonds owners' representative, establishes among others the following obligations:


a)   Financial Indicators

     Individual Balance:        Indebtedness no higher than 1.2 times.

     Consolidate Balance:       Indebtedness no higher than 1.4 times.

b)   Insurances for the Company and its subsidiaries' fixed assets.

c) The operations refered to by art. 44 and 89 of law 18,046 must be carried out according to the conditions that these establish.

d)   Other minor restrictions related with the bond issue contract.

Cristalerias de Chile S.A. complies with 100% of restrictions agreed with the bonds' creditors.


OTHER CONTINGENCIES

As of September 30, 2003 and 2002, management is not aware of any other contingencies that could affect the company.

CRISTALERIAS DE CHILE S.A.
NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES


    CREDITOR OF
     GUARANTEE                          DEBTOR                    TYPE OF GUARANTEE        ASSETS COMMITTED
                             NAME               RELATIONSHIP                             TYPE         BOOK VALUE

EDIFICIO METROPOLIS     CRISTALERIAS DE
        AGF               CHILE S.A.             COMMERCIAL            DEPOSIT           FLOOR          7,944


CRISTALERIAS DE CHILE S.A.
NOTE 35:  CONTINGENCIES AND RESTRICTIONS - DIRECT GUARANTEES


 BALANCES PENDING PAYMENT AS
OF CLOSING DATE OF FINANCIAL
         STATEMENTS                                           RELEASE OF GUARANTEES

  09-30-2003     09-30-2002    09-30-2004       ASSETS      09-30-2005      ASSETS       09-30-2006      ASSETS
    7,944         7,938             -              -             -             -          7,944             -

CRISTALERIAS DE CHILE S.A.
NOTE 35:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES


CREDITOR OF GUARANTEE                 DEBTOR                TYPE OF GUARANTEE            ASSETS COMMITTED
                             NAME           RELATIONSHIP                             TYPE            BOOK VALUE

      Societe de
    Participations
    Financieres et
    Industrielles       Rayen Cura S.A.      Affiliate           Solidary              -                 -
                        Cristalerias de

     Envases CMF          Chile S.A.         Affiliate           Solidary              -                 -

CRISTALERIAS DE CHILE S.A.
NOTE 35:  CONTINGENCIES AND RESTRICTIONS - INDIRECT GUARANTEES


 BALANCES PENDING PAYMENT AS
OF CLOSING DATE OF FINANCIAL    RELEASE OF
         STATEMENTS             GUARANTEES

  09-30-2003     09-30-2002    09-30-2004       ASSETS      09-30-2005      ASSETS       09-30-2006      ASSETS
   2,665,031      3,993,977      761,437          -           761,437          -         1,142,157          -
     226,849           -             -            -              -             -          226,849           -

                  36. Guarantees obtained from third parties


As of September 30, 2003 and 2002 the company has received guarantees from third parties, which are shown below:


ITEM                                                    2003          2002
                                                       Th Ch$        Th Ch$

Real Estate Lease Bank Boston UF 367.9                      0        6,230
Real Estate Lease Security Bank UF 304                  5,152            0
Real Estate Lease to Telecomunicaciones
and Services Cono Sur Ltda.  UF 130                     2,203        2,201
Real Estate Lease AGF Building UF 365.9                 6,201        3,979
Real Estate Lease Metropolis Building UF 189.2          3,206            0
Suppliers Sight Drafts                                  1,674        1,423
                                                       -------      ------
TOTAL                                                  18,436       13,833

                        37. Local and Foreign Currency


Charts are attached showing the foreign currency balance as of September 30, 2003 and 2002.


Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY - ASSETS


          ITEMS                             Currency                                           Amount
                                                                                 09-30-2003             09-30-2002
Current Assets
CASH                                      Non-adjust Ch$                          1,175,662               1,778,988
CASH                                      Dollars                                    97,336              29,969,991
TIME DEPOSITS                             Dollars                                         0                       0
TIME DEPOSITS                             Adjustable Ch$                          5,261,345               5,151,002
MARKETABLE SECURITIES                     Adjustable Ch$                          4,503,878               4,486,734
MARKETABLE SECURITIES                     Dollars                                51,454,645               8,222,994
MARKETABLE SECURITIES                     Non-adjust. Ch$                                 0                       0
DEBTORS FROM SALES                        Non-adjust. Ch$                        19,593,606              18,339,804
DOCUMENTS RECEIVABLE                      Non-adjust. Ch$                         1,836,729               2,437,526
MISCELLANEOUS DEBTORS                     Adjustable Ch$                             78,002                 524,523
MISCELLANEOUS DEBTORS                     Non-adjust. Ch$                            16,556                  19,717
MISCELLANEOUS DEBTORS                     Dollars                                   737,187                   7,323
DOC.&ACTS. REC. REL. CO'S.                Non-adjust. Ch$                         2,338,089               2,536,348
DOC.&ACTS. REC. REL. CO'S.                Adjustable Ch$                             14,908                 636,775
STOCK                                     Adjustable Ch$                          3,600,049               5,300,724
STOCK                                     Dollars                                 2,059,927                       0
TAXES TO BE RECOVERED                     Non-adjust. Ch$                         1,724,203                 153,308
EXPENSES PAID IN ADVANCE                  Dollars                                   205,705                 178,408
EXPENSES PAID IN ADVANCE                  Adjustable Ch$                                  0                  12,639
DEFERRED TAXES                            Non-adjust Ch$                            373,226                 621,467
OTHER CURRENT ASSETS                      Non-adjust Ch$                            827,000               4,958,750
OTHER CURRENT ASSETS                      Dollars                                 1,228,229              21,488,794
OTHER CURRENT ASSETS                      Adjustable Ch$                            325,276                 328,802
Fixed Assets
FIXED ASSETS                              Adjustable Ch$                         78,831,220              70,414,451
Other Assets
INVESTMENT REL. CO'S.                     Adjustable Ch$                        146,844,040             145,369,715
NEG. INVESTMENT GOODWILL                  Adjustable Ch$                          1,939,310               2,111,096
LONG-TERM DEBTORS                         Adjustable Ch$                            142,826                 177,084
L-T DOC. REC. REL. CO'S.                  Non-adjust Ch$                         21,334,102              24,859,956
DEFERRED TAX                              Non-adjust Ch$                                  0                       0
LONG-TERM BOND                            Dollars                                 8,971,602              10,629,611
OTHERS                                    Adjustable Ch$                          3,255,795               3,610,296
Total Assets
                                          Non-adjust. Ch$                        47,494,970              55,552,556
                                          Dollars                                64,754,631              70,497,121
                                          Adjustable Ch$                        246,520,852             238,277,149

Cristalerias de Chile S.A.
NOTE 37:  LOCAL AND FOREIGN CURRENCY - CURRENT LIABILITIES


            ITEM                          Currency                                  Up to 90 days
                                                                        09-30-2003                     09-30-2002
                                                                  Amount      Avg. Annual        Amount      Avg. Annual
                                                                Thou Ch$       Int. Rate        Thou Ch$      Int. Rate
Long-Term Obligations
1-year maturity                      Dollars                            0           -              3,210         3.0
                                     Adjustable Ch$               136,073         1.925                -           -
Long-Term Obligations with public    Adjustable Ch$                     0           -                  -           -
                                     Adjustable Ch$                     0           -                  -           -
Dividend Payable                     Non-adjust. Ch$              504,791           -            552,151           -
Accounts Payable                     Dollars                      541,627           -                  -           -
                                     Non-adjust. Ch$            1,940,261           -          1,851,240           -
Documents Payable                    Dollars                    1,890,905           -            960,626           -
Documents Payable                    Other Currencies             172,302           -            200,989           -
Miscellaneous Creditors              Dollars                      742,085           -                  -           -
Miscellaneous Creditors              Non-adjust. Ch$              266,933           -            353,452           -
Doc. and Accts. Payable rel Co       Adjustable Ch$                44,424           -             16,941           -
Doc. and Accts. Payable rel Co       Non-adjust. Ch$              753,691           -            687,758           -
Reserves                             Adjustable Ch$               181,525           -            534,544           -
Reserves                             Dollars                            0           -          1,628,602           -
Reserves                             Non-adjust. Ch$            5,173,937           -          3,232,336           -
Withholding                          Non-adjust. Ch$            1,505,225           -          1,537,933           -
Other Current Liabilities            Adjustable Ch$             4,054,129           -                  -           -

Total Current Liabilities            Dollars                    3,174,617           -          2,592,438           -
                                     Adjustable Ch$             4,416,151           -            551,485           -
                                     Non-adjust. Ch$           10,144,838           -          8,214,870           -
                                     Other Currencies             172,302           -            200,989           -



                                                              90 Days to 1 Year
                 ITEM                CURRENCY                   09-30-2003                     09-30-2002
                                                          Amount        Avg. Annual        Amount         Avg. Annual
                                                          Thou Ch$       Int. Rate         Thou Ch$         Int. Rate
Long-Term Obligations
1-year maturity                      Dollars                      -              -         22,012,661           3.0
                                     Adjustable Ch$               -              -                  -              -
Long-Term Obligations with public    Adjustable Ch$         378,335           4.75            340,062           4.75
                                     Adjustable Ch$         397,253           5.80            434,896           5.80
Dividend Payable                     Non-adjust. Ch$              -              -                  -              -
Accounts Payable                     Dollars                      -              -                  -              -
                                     Non-adjust. Ch$              -              -                  -              -
Documents Payable                    Dollars                      -              -                  -              -
Documents Payable                    Other Currencies             -              -                  -              -
Miscellaneous Creditors              Dollars                      -              -                  -              -
Miscellaneous Creditors              Non-adjust. Ch$              -              -                  -              -
Doc. and Accts. Payable rel Co       Adjustable Ch$               -              -                  -              -
Doc. and Accts. Payable rel Co       Non-adjust. Ch$              -              -                  -              -
Reserves                             Adjustable Ch$               -              -                  -              -
Reserves                             Dollars                      -              -                  -              -
Reserves                             Non-adjust. Ch$              -              -                  -              -
Withholding                          Non-adjust. Ch$              -              -                  -              -
Other Current Liabilities            Adjustable Ch$               -              -                  -              -

Total Current Liabilities            Dollars                      -              -         22,012,661              -
                                     Adjustable Ch$         775,588              -            774,958              -
                                     Non-adjust. Ch$              -              -                  -              -
                                     Other Currencies             -              -                  -              -

Cristalerias de Chile S.A.
NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD 09-30-2003


               ITEM                    Currency                 1-3 Years                       3-5 years
                                                            Amount          Average         Amount          Average
                                                           Thou Ch$      Interest Rate     Thou Ch$      Interest Rate
Obligations with Banks and
   Financial Institutions           Dollars                8,262,125           1.925      24,786,375         1.925
Obligations with public bond
   Serie C                          Adjust. Ch$           16,946,030            4.75      16,946,030         4.75
Obligations with public bond
   Serie D                          Adjust. Ch$                    -               -               -             -
Long-term Creditors                 Adjust. Ch$               35,699               -               -             -
Long-term Creditors                 Dollars                  132,917           11.06               -             -
Long-term Reserves                  Dollars                3,514,837               -               -             -
Long-term Reserves                  Adjust. Ch$            4,108,548               -               -             -
Deferred Taxes                      Non-adjust. Ch$        2,388,179               -               -             -
Total Long-term Liabilities
                                    Dollars               11,909,879               -      24,786,375             -
                                    Adjust. Ch$           21,090,277               -      16,946,030             -
                                    Non-adjust. Ch$        2,388,179               -               -             -

Cristalerias de Chile S.A.
NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES CURRENT PERIOD 09-30-2003

               ITEM                         Currency                      5-10 Years                  More than 10 years
                                                                   Amount          Average         Amount          Average
                                                                  Thou Ch$      Interest Rate     Thou Ch$      Interest Rate
Obligations with Banks and
   Financial Institutions                  Dollars                        -             -                 -              -
Obligations with public bond Serie C       Adjust. Ch$                    -             -                 -              -
Obligations with public bond Serie D       Adjust. Ch$            4,209,191          5.80        31,377,472           5.80
Long-term Creditors                        Adjust. Ch$                    -             -                 -              -
Long-term Creditors                        Dollars                        -             -                 -              -
Long-term Reserves                         Dollars                        -             -                 -              -
Long-term Reserves                         Adjust. Ch$                    -             -                 -              -
Deferred Taxes                             Non-adjust. Ch$                -             -                 -              -
Total Long-term Liabilities
                                           Dollars                        -             -                 -              -
                                           Adjust. Ch$            4,209,191             -        31,377,472              -
                                           Non-adjust. Ch$                -             -                 -              -

Cristalerias de Chile S.A.
NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PREVIOUS PERIOD 09-30-2002

                                                                    1-3 Years                     3-5 years
                                                                             Average                        Average
ITEM                           Currency                  Amount           Interest Rate    Amount        Interest Rate
Obligations with banks and     Dollars                   16,509,497               3              0
   financial institutions
Obligations with public        Adjustable Ch$             8,466,113            4.75     16,932,226            4.75
Obligations with public        Adjustable Ch$                     0               -              0               -
Long-term Creditors            Dollars                      870,420           11.06        149,504           11.06
Long-term Creditors            Adjust. Ch$                   47,310               -              -               -
Long-term Reserves             Dollars                    1,570,502               -              -               -
Long-term Reserves             Adjustable Ch$             3,873,652               -              -               -
Deferred Taxes                 Non-adjust. Ch$            1,767,370               -              -               -

Total Long-term Liabilities
              -                Dollars                   18,950,419               -        149,504               -
              -                Adjust. Ch$               12,387,075               -     16,932,226               -
              -                Non-adjust. Ch$            1,767,370               -              -               -




Cristalerias de Chile S.A.

NOTE 37: LOCAL AND FOREIGN CURRENCY - LONG-TERM LIABILITIES PREVIOUS PERIOD 09-30-2002



                                                                   5-10 Years                  More than 10 years
                                                                             Average                        Average
ITEM                           Currency                  Amount           Interest Rate    Amount        Interest Rate
Obligations with banks and
   financial institutions      Dollars                         0                 -                -              -
Obligations with public        Adjustable Ch$          8,466,113              4.75                -              -
Obligations with public        Adjustable Ch$          4,741,023              5.8        30,816,651              -
Long-term Creditors            Dollars                        -                  -                -              -
Long-term Creditors            Adjust. Ch$                    -                  -                -              -
Long-term Reserves             Dollars                        -                  -                -              -
Long-term Reserves             Adjustable Ch$                 -                  -                -              -
Deferred Taxes                 Non-adjust. Ch$                -                  -                -              -

Total Long-term Liabilities
              -                Dollars                        -                  -                -              -
              -                Adjust. Ch$           13,207,136                  -       30,816,651              -
              -                Non-adjust. Ch$                -                  -                -              -

                                 38. Penalties


As of September 30, 2003 and 2002 no penalties have been applied to the company, the members of the Board or Company Managers by the SVS or other administrative authorities.

                             39. Subsequent Events


On October 15, 2003 the company paid eventual dividend N(degree) 155 of Ch$ 15 per share over 64,000,000 shares.

Between the closing date of the financial statements and the issue date of the present report there have not been other sebsequent events that could alter significantly the Company's financial and economic situation.

                                40. Environment


On its permanent concern for preserving the environment, as of September 30, 2003 the Company has made investments of Th Ch$ 206,207 corresponding to the purchase of NOX treatment equipment installed in new furnace B.

As of September 30, 2002 the Company has made investments of Th Ch$ 189,302 for the repair of an electrostatic precipitator to filter the gases issued by our smelting processes. The company thereby continues in compliance with the emission norms for particulate material, dictated by the fiscalizing agents.

                               41. TIME DEPOSITS


As of September 30, 2003 and 2002 the Company presents the following information:

INSTITUTION                       Currency          2003               2002
                                                   Th Ch$             Th Ch$
Banco SantanderSantiago              US$          5,261,345                  0
Banco SantanderSantiago              Ch$                  0          5,151,002
                                                  ---------          ---------
TOTAL                                             5,261,345          5,151,002

                            42. STOCK TRANSACTIONS


During 2003 and 2002 fiscal years members of the board, controlling stockholders, related individuals and entities did not carry out stock transactions.

                       43. DISTRIBUTION OF SHAREHOLDERS


The distribution of stockholders as of September 30, 2003 and 2002 is the following:

                                                % of Shareholding                 No. of Shareholders
TYPE OF SHAREHOLDER                          2003            2002              2003               2002
10% or more shareholding                    34.03            34.03                                   1

Less than 10% shareholding
with investment equal to or
higher than 200 UF                          65.83            65.83              263                262

Less than 10% shareholding
with investment lower than
200 UF                                       0.14             0.14              774                817

TOTAL                                      100.00           100.00            1,038              1,080

CONTROLLER OF
THE COMPANY                                 52.14            52.14                3                  3

                            44. BOARD COMPENSATION


As of September 30, 2003 and 2002 Th Ch$ 711,726 and Th Ch$ 745,488 respectively, were paid for diverse concepts according to the following detail:

                                                                 2003                       2002
                                                                 ThCh$                      ThCh$

Participation in previous fiscal year profits                   706,426                   740,215
Honoraries for session attendance                                 3,956                     4,234
Board Committee Honoraries                                        1,344                     1,039
                                                              ---------                 ---------
TOTAL                                                           711,726                   745,488


On the other hand, provisions made for fiscal year 2003 in the amount of Th Ch$ 96,640 (Th Ch$ 657,908 in 2002).

                                RELEVANT EVENTS



None.

CRISTALERIAS DE CHILE S.A.
NOTES TO FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003

1.- FINANCIAL INDICATORS

                                                             09-30-2003          09-30-2002            12-31-2002
LIQUIDITY
Current liquidity                            times                 5.22                3.12                  6.72
Acid ratio                                   times                 4.79                2.94                  6.25

INDEBTEDNESS
Leverage ratio                               times                 0.58                0.55                  0.56
Short-term debt                                %                  14.22                26.7                 12.38
Long-term debt                                 %                  85.78                73.3                 87.62
Interest Expenses Coverage                   times                 1.35                7.31                  5.25

ACTIVITY
Total assets                                 MM Ch$             358,770             364,327               367,979
Investments                                  MM Ch$              20,885               7,883                10,155
Disposal of property                         MM Ch$                 110                  19                    18
Inventory turnover                           times                  8.1                 7.1                   9.1
Inventory permanence                          days                 44.3                50.6                  39.4

RESULTS
Sales                                        MM Ch$              54,533              51,083                72,478
Costs od sales                               MM Ch$              33,262              29,421                42,274
Operating result                             MM Ch$              17,356              17,508                24,469
Interest expenses                            MM Ch$               3,668               2,908                 4,711
Non-operating result                         MM Ch$            (14,052)               2,370               (2,340)
E.B.I.T.D.A.                                 MM Ch$              12,393              28,152                34,104
After-tax profit                             MM Ch$               2,416              16,448                18,014

PROFITABILITY
Return on equity                               %                    1.0                 7.1                   7.9
Return on assets                               %                    0.7                 4.8                   5.3
Return on operating assets                     %                   16.6                17.9                  24.3
Profit per share                               $                   37.7               257.0                 281.5
Return on dividends                            %                    1.9                 3.7                   2.9

Current liquidity                        Ratio of current assets to current liabilities.
Acid ratio:                              Ratio of uncommitted funds to current liabilities.
Leverage ratio:                          Ratio of total current liabilities to net worth.
Interest Expenses Coverage:              Earnings before taxes and interest divided by interest expenses.
Inventory turnover:                      Ratio between sales cost of the period and average inventory.
Inventory permanence:                    Ratio between average inventory and sales cost of the period, multiplied by 360 days
E.B.I.T.D.A:                             Earnings before interest, taxes, depreciation, amortization and extraordinary items.
Return on dividends:                     Sum of dividends paid
                                         in the last twelve months divided by
                                         market price of stock at closing of
                                         period.

The main trends observed in the 2003 fiscal year indicators are:


LIQUIDITY INDICES

An increase in the index can be observed with respect to September 2002 in the liquidity index due to a short term bank loan payment and that the funds obtained from the long term bonds placement of August 2002 are invested in short-term financial instruments.

With respect to December 2002, an decrease in the index can be observed due to a decrease of current assets.


INDEBTEDNESS INDICES

The leverage ratio has kept almost constant for the analyzed period.

The distribution of short and long-term debt shows a decrease in the short-term debt, due to the financial resolutions carried out in 2002, which culminated with the restructuring of the syndicated loan for US$ 50 million.

The interest expenses coverage index registered decreased with respect to the previous year due to higher interest expenses from bonds issued in August 2002 and a lower net income during the present fiscal year.


ACTIVITY INDICES

Inventory turnover and permanence indeces improved due to actions undertaken by management to reduce product stock inventories.


PROFITABILITY INDICES

Equity and asset profitability indices show a decrease with respect to September and December 2002, due to a lower net income during the present fiscal year.

Likewise, non-operating result decreased due to higher interest expenses and a negative exchange difference.

On the other hand, the return of dividends indexs shows a decrease with respect to the previous year due to lower dividens and an increase in the market price of the company's shares in the stock exchange.



2.       DIFFERENCE BETWEEN BOOK VALUE AND MARKET VALUE OF
         MAIN ASSETS.


The financial statements of the company have been prepared according to generally accepted accounting principles and general and specific norms of the Securities and Insurance Commission, which is the agency that regulates the Company. The valuation of the assets includes adjustment for currency devaluation, reserves, and technical revaluations. We believe the foregoing is a reasonable way to value the company's permanent investments.

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

As of September 30, 2003, there were financial investments in stocks recorded in the accounting according to their purchase price of Th Ch$ 4,163 million whose market value on the same date was Th Ch$ 6,072 million.


3.       RESULTS AS OF SEPTEMBER 2003

3a.  Individual Result

The Company had non-consolidated sales of Ch$ 54,533 million as of September 2003, which represents a 6.8% increase compared to the previous fiscal year. Volumes sold increased by 6.7% reaching 185,976 tons, mainly due to higher sales of bottles for the wine, non-returnable beer, returnable soft drinks and liquor markets.

Operating income reached Ch$17,356 million, compared to Ch$ 17,508 million in 2002. Higher costs of sales are due to products that had to be imported due to the reconstruction of furnace B.

Non-operating result was a loss of Ch$14,052 million in 2003 (Ch$ 2,370 million income in 2002). During 2003 a Ch$ 9,902 million loss was recorded from exchange differences (Ch$ 8,371 million income in 2002). In addition lower income was registered from Vina Santa Rita and CIECSA, and higher interest expenses. The former was compensated by higher income from Cristalchile Inversiones (owner of 40% of Rayen Cura) and Envases CMF, and a lower loss in Cristalchile Comunicaciones (owner of 50% of Metropolis-Intercom).


3b.  Results in Subsidiaries

As of September 30, 2003, Santa Rita's net income amounted Ch$ 3,735 million (Ch$ 8,388 million in 2002). In the local market, volumes increased by 1.9% and prices dropped by 4.4% in real terms, as a result of sharp competition. During the period, exports at US$ 41.9 million (US$ 40.0 million in 2002) represented 54.2% of total revenues. The operating income reached Ch$7,863 million, compared to Ch $ 9,184 million in 2002, mainly due to lower prices in the domestic market. The average price in dollars per case for the export market for Santa Rita was US$ 33.0 (US$ 30.5 in 2002) whereas the average price for the industry was US$23.6 per case (US$ 23.2 in 2002). Santa Rita recorded a Ch$ 3,177 million non-operating loss, compared to a Ch$ 1,274 million non-operating income in 2002, mainly due a loss from exchange differences.

Red Televisiva Megavision, CIECSA's main subsidiary, registered a Ch$1,762 million operating income, compared with an operating profit of Ch$3,454 million in 2002, due to an increase in costs from higher internal productions. MEGA reached a 23.0% audience share during the period (25.9% in 2002)FN1. Net sales increased by 11.9% reaching Ch$18,530 million, due to an increase in live programming. As of September 2003, MEGA had a net income of Ch$ 1,026 million (Ch$ 1,729 million in 2002). CIECSA had a Ch$ 826 million net income, compared to a Ch$ 1,063 million net income the previous year.

Envases CMF S.A. registered a Ch$ 713 million net income in 2003 compared with a Ch$464 million net income in 2002. The company increased sales by 1.8%, reaching Ch$ 25,035 million during the period. Sales volume increased by 0.4%, reaching 16,697 tons. Operating income reached Ch$ 2,237 million, 17.6% higher than the that obtained in 2002, mainly explained by higher operating efficiencies and the sale of better margin products.

--------
FN1 Measured between 7:30AM and 1:30AM; i.e: 18 hours daily, Monday through Sunday.


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In the cable TV business, Cristalchile Comunicaciones S.A. (99.99% owned by
Cristalerias), is the owner of 50% of Cordillera Comunicaciones Ltda., which in turn is the owner of 95.60% of Metropolis-Intercom S.A.

As of September 30, 2003, Metropolis-Intercom S.A. registered sales of Ch$ 33,763 million compared with Ch$35,227 million the previous year. Metropolis-Intercom had a net loss of Ch$ 7,394 million compared with a net loss of Ch$ 10,525 million in 2002. This result includes a depreciation charge of Ch$ 10,040 million (Ch$8,637 million in 2002) corresponding to the HFC network adquired in July 2000. The company ended the period with 236,000 subscribers of the basic service (239,000 in 2002) and 32,000 subscribers of bradband services, 63.7% higher than in 2002.

As a result of the abovementioned and the negative goodwill amortization charge through Cordillera Comunicaciones of Ch$3,128 million in the period (Ch$3,109 million in 2002), Cristalchile Comunicaciones recorded a net loss of Ch$ 5,250 million (net loss of Ch$ 6,846 in 2002).


4.  CASH FLOW STATEMENT

As of September, 2003 a total net negative flow of Ch$ 12,475 million was generated, which is explained by a positive flow generated by operating activities of Ch$ 18,475 million, which was decreased by a negative financing flow of Ch$7,709 million and a negative flow of investment activities for Ch$23,241 million.

The operating flow corresponds basically to the collection of sales and interests income that were reduced by payment to suppliers, personnel and tax and interests payments.

The negative financing flow can be explained by the payment of dividends.

The investment flow is mainly explained by the incorporation of fixed assets for CH$ 17,871 , of permanent investments for Ch$4,022 million and other investment disbursements for Ch$ 6,209 million. In Addition, sales of fixed assets and other investments amounted Ch$ 418, collection of loans to related companies for Ch$ 3,048 million and the expiry of future contracts for Ch$ 1,469 million.

The foregoing results in an decrease in the final balance of cash and cash equivalent, which passed from Ch$ 68,416 million as of December 31, 2002 to Ch$ 60,693 million as of September 30, 2003.

According to the current regulations of the SVS and the Association of Accountants of Chile, time deposits and agreements with due date under 90 days have been considered cash and cash equivalent.



5.       INTEREST RATES AND EXCHANGE RATE RISK ANALYSIS

o        Interest rates

The Company is exposed to the risk of fluctuations in interest rates on its long-term debt, corresponding to a credit of US$50 million, which was renegotiated on October 2002 at a variable annual rate of Libor plus 0.8% percentage points. In addition, the Company issued bonds in two series, for a total of UF 4.1 million, for a period of 6 and 21 years, and which pay a fixed rate of 4.75% and 5.8% respectively (the actual placement rate was 5.3% and 6.5% respectively).


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As of September 30, 2003, the Company had available funds in the amount of
Ch$59,112 million, invested at different terms in financial instruments such as time deposits, bonds, fixed rate mutual funds and agreements with resale commitment. This figure does not consider Ch$ 8,972 million in bonds with maturity on September 15, 2005 and investments in shares for Ch$ 4,163 million.

Currently the Company does not use secondary financial instruments to reduce risk in the event of fluctuations in interest rates. This policy will be studied permanently to evaluate the alternatives offered by the market.

o        Exchange rate

The Company maintains liabilities in dollars of US$60,3 million, which represent 10.1% of its assets, and which include a balance of a long-term syndicated loan of US$50 million.

As of September 30, the Company has investments in dollars of US$101.7 million in time deposits, bonds and fixed rate mutual funds. In addition, it also has Dollar purchase future contracts of US$76.6 million.

On the other hand, aproximately 36% of the company's revenues are adjusted by the exchange rate variation. Costs in foreing currency represent approximately 17% of the total costs.

                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Glassworks of Chile
                                 (Registrant)

                                 By: Benito Bustamante C.
                                     --------------------
                                     Benito Bustamante C.
                                     Controller



Date: January 8, 2004